UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-27488



INCYTE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-3136539**
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880	**(302) 498-6700**
(Address of principal executives offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates (based on the closing sale price on The Nasdaq Global Market on June 30, 2008) was approximately $567.0 million.

As of February 27, 2009 there were 97,339,849 shares of Common Stock, $.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12, 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2009 Annual Meeting of Stockholders to be held on May 19, 2009.

Table of Contents

Item 1. ***Business***

This report contains forward-looking statements that involve risks and uncertainties. These statements relate to future periods, future events or our future operating or financial plans or performance. These statements can often be identified by the use of forward-looking terminology such as "expects," "believes," "intends," "anticipates," "estimates," "plans," "may," or "will," or the negative of these terms, and other similar expressions. These forward-looking statements include statements as to:

- *the discovery, development, formulation, manufacturing and commercialization of our compounds and our product candidates;*
- *focus on our drug discovery and development efforts;*
- *conducting clinical trials internally, with collaborators, or with clinical research organizations;*
- *our collaboration and strategic alliance strategy; anticipated benefits and disadvantages of entering into collaboration agreements;*
- *our licensing, investment and commercialization strategies;*
- *the regulatory approval process, including determinations to seek U.S. Food and Drug Administration (FDA) and other international health authorities approval for, and plans to commercialize, our products in the United States and abroad;*
- *the safety, effectiveness and potential benefits and indications of our product candidates and other compounds under development; potential uses for our product candidates and our other compounds;*
- *the timing and size of our clinical trials; the compounds expected to enter clinical trials; timing of clinical trial results;*
- *our ability to manage expansion of our drug discovery and development operations;*
- *future required expertise relating to clinical trials, manufacturing, sales and marketing;*
- *obtaining and terminating licenses to products, compounds or technology, or other intellectual property rights;*
- *the receipt from or payments pursuant to collaboration or license agreements resulting from milestones or royalties; the decrease in revenues from our information product-related activities;*
- *plans to develop and commercialize products on our own;*
- *plans to use third party manufacturers;*
- *expected expenses and expenditure levels; expected uses of cash; expected revenues and sources of revenues;*
- *expected losses; fluctuation of losses;*
- *our profitability; the adequacy of our capital resources to continue operations;*
- *the need to raise additional capital;*
- *the costs associated with resolving matters in litigation;*
- *our expectations regarding competition;*
- *our investments, including anticipated expenditures, losses and expenses;*
- *our gene and genomics-related patent prosecution and maintenance efforts; and*
- *our indebtedness, and debt service obligations.*

These forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those projected and include, but are not limited to:

- *our ability to discover, develop, formulate, manufacture and commercialize a drug candidate or product;*
- *the risk of unanticipated delays in research and development efforts;*
- *the risk that previous preclinical testing or clinical trial results are not necessarily indicative of future clinical trial results;*
- *risks relating to the conduct of our clinical trials;*
- *changing regulatory requirements;*
- *the risk of adverse safety findings;*
- *the risk that results of our clinical trials do not support submission of a marketing approval application for our product candidates;*
- *the risk of significant delays or costs in obtaining regulatory approvals;*
- *risks relating to our reliance on third party manufacturers, collaborators, and clinical research organizations;*
- *risks relating to the development of new products and their use by us and our current and potential collaborators;*
- *risks relating to our inability to control the development of out-licensed drug compounds or drug candidates;*
- *costs associated with prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;*
- *our ability to maintain or obtain adequate product liability and other insurance coverage;*
- *the risk that our product candidates may not obtain or maintain regulatory approval;*
- *the impact of technological advances and competition;*
- *the ability to compete against third parties with greater resources than ours;*
- *risks relating to changes in pricing and reimbursements in the markets in which we may compete;*
- *competition to develop and commercialize similar drug products;*
- *our ability to obtain patent protection and freedom to operate for our discoveries and to continue to be effective in expanding our patent coverage;*
- *the impact of changing laws on our patent portfolio;*
- *developments in and expenses relating to litigation;*
- *the impact of past or future acquisitions on our business;*
- *the results of businesses in which we have made investments;*
- *our ability to obtain additional capital when needed;*
- *fluctuations in net cash used by investing activities;*
- *our history of operating losses; and*
- *the risks set forth under "Risk Factors."*

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

In this report all references to "Incyte," "we," "us," "our" or the "Company" mean Incyte Corporation and our subsidiaries, except where it is made clear that the term means only the parent company.

Incyte is our registered trademark. We also refer to trademarks of other corporations and organizations in this Annual Report on Form 10-K.

Overview

Incyte is a drug discovery and development company focused on developing proprietary small molecule drugs to treat serious unmet medical needs. We have a broad pipeline with programs focused primarily in the areas of oncology, inflammation, and diabetes.

Our wholly-owned pipeline includes the following compounds:

Drug Target	Drug Compound	Indication	Development Status
JAK			
	INCB18424 (Oral)	Myelofibrosis	Phase II
		Polycythemia Vera/Essential Thrombocythemia	Phase II
		Rheumatoid Arthritis	Phase II
		Refractory Prostate Cancer	Phase IIa
		Multiple Myeloma	Phase IIa
	INCB18424 (Topical)	Psoriasis	Phase IIb
	INCB28050	Rheumatoid Arthritis	Phase I
HSD1			
	INCB13739	Type 2 Diabetes	Phase IIb
	INCB20817	Type 2 Diabetes	Phase I
Sheddase			
	INCB7839	Solid Tumors	Phase IIa
		Breast Cancer	Phase II
c-MET			
	INCB28060	Solid Cancers	IND Cleared
IDO			
	INCB24360	Oncology	IND Cleared
HM74a			
	INCB19602	Type 2 Diabetes	Phase IIa
CCR2			
	INCB8696	Multiple Sclerosis	Phase I
CCR5			
	INCB9471	Human Immunodeficiency Virus (HIV)	Phase II
	INCB15050	HIV	Phase I

Our productivity in drug discovery and development is primarily a result of our core competency in medicinal chemistry which is tightly integrated with and supported by an experienced team of biologists with expertise in multiple therapeutic areas. As a number of our compounds have progressed into clinical development, we have also built a clinical development and regulatory team. This team utilizes clinical research organizations (CROs), expert scientific advisory boards, and leading consultants and suppliers in relevant drug development areas in an effort to conduct our clinical trials as efficiently and effectively as possible while maintaining strategic control of the design and management of our programs.

In 2009, due to the challenging economic environment, we decided to focus our efforts on clinical programs that we believe have a greater likelihood of creating near-term value. Therefore, programs that will not receive funding in 2009 include:

- JAK inhibitor for multiple myeloma and hormone refractory prostate cancer
- HM74a agonist for type 2 diabetes
- CCR2 receptor antagonist for multiple sclerosis
- CCR5 receptor antagonist for HIV

Incyte's Approach to Drug Discovery and Development

To succeed in our objective to create a pipeline of novel, orally available drugs that address serious unmet medical needs, we have established a broad range of discovery capabilities in-house, including target validation, high-throughput screening, medicinal chemistry, computational chemistry, and pharmacological and ADME (absorption, distribution, metabolism and excretion) assessment. We augment these capabilities through collaborations with academic and contract laboratory resources with relevant expertise.

We select drug targets with strong preclinical or clinical validation in areas where we have the potential to generate either first-in-class molecules or compounds that are highly differentiated from existing treatments.

Our chemistry and biology efforts are highly integrated and are characterized by the rapid generation of relevant data on a broad and diverse range of compounds for each therapeutic target we pursue. This process allows our scientists to better understand, in real time, the potency and selectivity of the compounds, how they are likely to be absorbed and eliminated in the body, and to assess the potential safety of the compounds. We believe that this approach, along with stringent criteria for the selection of clinical candidates, allows us to select appropriate candidates for clinical development and rapidly assess key characteristics required for success.

Given our chemistry-driven discovery process, our pipeline has grown to encompass multiple therapeutic areas, primarily in the areas of oncology, inflammation, and diabetes. While our productivity has created a diverse pipeline, we conduct a limited number of discovery programs in parallel at any one time. This focus allows us to allocate resources to our selected programs at a level that we believe is competitive with much larger pharmaceutical companies. We believe this level of resource allocation, applied to the discovery process outlined above, has been critical to our success in our current programs, and that it remains a meaningful competitive advantage.

Additionally, in all of our programs we strive to generate a broad range of proprietary compounds which we believe enhances the overall probability of success for our programs and creates the potential for multiple products.

Once our compounds reach clinical development, our objective, whenever possible, is to rapidly progress the lead candidate into a proof-of-concept clinical trial prior to initiating larger definitive Phase IIb clinical trials to quickly assess the therapeutic potential of the clinical candidate itself and its underlying mechanism. This information is then used to evaluate the commercial potential of the compound and the most appropriate indication or indications to pursue.

Incyte's Development Teams

Our development teams are responsible for ensuring that our clinical candidates are expeditiously progressed from preclinical development and Investigational New Drug application (IND)-enabling studies into human testing. To keep pace with the growth in our clinical pipeline, we have added new members to the development teams by internal transfers and by recruiting new employees with expertise in drug development including clinical trial design, statistics, regulatory affairs, and project management. We have also built core internal process chemistry and formulation teams using this same strategy. Rather than build expensive infrastructure, we work with external CROs with expertise in managing clinical trials, process chemistry, product formulation, and the manufacture of clinical trial supplies to support our drug development efforts.

Clinical Pipeline

Our pipeline includes compounds in various stages of development in the areas of oncology, inflammation, diabetes and HIV.

Our JAK inhibitors are our lead program with opportunities for INCB18424 in myelofibrosis as well as the other myeloproliferative disorders, polycythemia vera and essential thrombocythemia. This program includes INCB28050, which we have selected as our lead compound to treat inflammatory conditions such as rheumatoid arthritis. We are also developing INCB18424 in a topical formulation for mild to moderate psoriasis.

Other priority programs include our HSD1 inhibitors for type 2 diabetes which, provided results from an ongoing Phase IIb trial are positive, we are seeking to partner, and our sheddase inhibitor for breast cancer. We have two new early stage oncology programs that have been cleared for human testing. The first program is our new c-MET inhibitor and the second program involves novel inhibitors of indoleamine 2, 3-dioxygenase (IDO). We do not expect to initiate clinical trials for these two new oncology programs in 2009 unless we are successful in securing additional funding.

The following summarizes the status of and rationale for our most advanced compounds.

JAK Program for Inflammation, Hematologic Malignancies, and Solid Tumors

The JAK family is composed of four tyrosine kinases – JAK1, JAK2, JAK3 and Tyk2 – that are involved in signaling triggered by a number of cytokines and growth factors. JAKs are central to a number of biologic processes, including the formation and development of blood cells and the regulation of immune functions. Excessive signaling through the JAK pathways is believed to play a critical role in a number of disease states, including myeloproliferative disorders (MPDs), specifically myelofibrosis (MF), polycythemia vera (PV) and essential thrombocythemia (ET), inflammatory conditions such as rheumatoid arthritis (RA) and psoriasis, and certain other solid and liquid tumors. Additionally, many MPD patients have a mutation that is associated with JAK2, V617F, as well as other JAK2-related mutations, which result in increased JAK signaling suggesting that activation of the JAK pathways is central to these disorders.

We have discovered multiple potent, selective and orally bioavailable JAK inhibitors that are selective for JAK1 and JAK2 from several distinct chemical scaffolds. Our lead JAK inhibitor, INCB18424, is currently being developed as an oral treatment for MF, PV, and ET and as a topical treatment for psoriasis. Thus far, our clinical trial results with INCB18424 include positive Phase II results in MF, RA and psoriasis patients and the compound has been well tolerated suggesting that further development is warranted. INCB28050 is completing Phase I development and, assuming successful completion of Phase I, we expect to start Phase II development in the first half of 2009.

Myelofibrosis. We have completed enrollment of a Phase II trial for MF with INCB18424. The Phase II trial includes data from over 150 MF patients and has demonstrated that INCB18424 provided reductions in splenomegaly which affects the majority of MF patients, and clinically meaningful improvements in the constitutional symptoms of MF including reductions in fatigue, night sweats, pruritus, abdominal discomfort, poor appetite and cachexia.

In December 2008, we filed a request for a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA) to confirm the potential registration pathway for INCB18424 as a treatment for MF. We received the FDA's initial response to the SPA in February 2009. We plan to respond to the FDA's input in the near future. Provided the Agency agrees with our response, we expect to initiate a Phase III registration trial in the U.S. in the first half of 2009. The FDA has also granted INCB18424 orphan drug status as a treatment for MF.

In Europe, we received scientific advice from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) regarding their requirements for approval and we intend to begin a second Phase III trial in Europe in the first half of 2009. We have received an orphan medicinal product designation from the EMEA for INCB18424 for the treatment of chronic idiopathic myelofibrosis. In February 2009, the Committee for Orphan Medicinal Products (COMP) of the EMEA informed us that it had adopted a positive opinion regarding our request for orphan medicinal product designation of INCB18424 for the treatment of post-PV and post-ET MF.

Polycythemia Vera and Essential Thrombocythemia. We began a dose-ranging Phase II trial in advanced PV and ET to evaluate INCB18424 in these patients in the summer of 2008. This phase II trial is expected to involve up to 50 patients with PV and up to 50 patients with ET, all of whom are refractory to or intolerant of hydroxyurea. Results from this trial are expected in the second half of 2009.

Rheumatoid Arthritis. In October 2008, we announced results from a 28-day Phase IIa dose-ranging trial using the oral formulation of INCB18424 in 50 RA patients whose conditions were not well-controlled with their existing therapy. Results from the 50-patient placebo-controlled trial demonstrated that three of the four doses of INCB18424 evaluated produced significant clinical benefits and all of the doses were well tolerated.

We also have a JAK inhibitor, INCB28050, that is completing Phase I development. Based on both pre-clinical and clinical results, INCB28050 appears to be as efficacious as INCB18424 and may offer some potential dosing advantages. Given the challenging economic environment and our objective to reduce spending in 2009, together with our desire to have a separate compound for inflammation, we have discontinued development of INCB18424 in RA and we intend to move INCB28050 forward as our lead oral anti-inflammatory compound. This decision also supports our intent to secure a partner for chronic inflammatory conditions while retaining development and commercial rights to oral INCB18424 for myelofibrosis as well as for PV and ET.

Psoriasis (Topical). In September 2008, we announced results from a completed 28-day Phase IIa dose-escalation trial with topical INCB18424, involving 28 patients with mild-to-moderate psoriasis and preliminary results from an ongoing 28-day sub-total inunction trial. Results from these trials demonstrated that topical INCB18424 in mild-to-moderate psoriasis patients was well tolerated at all doses tested thus far and significantly improved overall total lesion score (thickness, erythema, and scaling). In addition to the safety and efficacy results, transcriptional profiling data from the sub-total inunction trial demonstrated that topical INCB18424 inhibits two key pathways, Th1 and Th17, which play important roles in the pathogenesis of psoriasis. A three-month multiple-dose Phase IIb trial involving approximately 200 psoriasis patients with mild-to-moderate disease is currently underway with results expected in mid 2009.

Refractory Prostate Cancer and Multiple Myeloma. In 2008, we initiated two proof-of-concept Phase IIa clinical trials to evaluate INCB18424 as a treatment for refractory prostate cancer patients as well as patients with multiple myeloma. Results from these initial Phase II trials demonstrated some changes in clinical markers; however, given our objective to reduce spending in 2009, we do not plan further development of INCB18424 for these indications at this time.

11βHSD1 Program for Type 2 Diabetes and Related Disorders

We have developed a broad chemically diverse series of novel proprietary oral inhibitors of 11ßHSD1, an enzyme that converts the biologically-inactive steroid cortisone into the potent biologically-active hormone cortisol. Cortisol acts as a functional antagonist of insulin action in multiple tissue types, including the liver, adipose, skeletal muscle, and pancreas. Inhibition of 11βHSD1 offers the potential to reduce insulin resistance and restore glycemic control in type 2 diabetes, and may also offer potential benefits in allied conditions such as dyslipidemia, atherosclerosis, and coronary heart disease.

In June 2008, we reported results from a 28-day Phase IIa clinical trial in type 2 diabetes. These results showed that 28 days of treatment with INCB13739 significantly improved hepatic insulin sensitivity and decreased plasma LDL- and total-cholesterol levels in patients with type 2 diabetes. We have completed enrollment of a three-month Phase IIb trial designed to evaluate the safety and efficacy of multiple once-daily dose regimens of INCB13739 when added to a failing metformin monotherapy. The primary endpoint of the trial is the change from baseline to week 12 in hemoglobin A1c. Results from this trial are expected in mid 2009. If results from this trial are positive, we intend to seek a strategic partner for this program.

We also completed Phase I trials for INCB20817, our follow–on 11ßHSD1 compound, in 2008.

Sheddase Inhibitor Program for Solid Tumors

As the fundamental biology of cancer has been explored at the molecular level, new therapeutics are emerging that distinguish themselves from the classic, relatively non-selective, cytotoxic agents. These new therapeutics are targeted specifically to pathways or proteins that are more critical for the growth of tumor cells than for the growth of normal cells, thereby having the potential to provide a greater therapeutic benefit, both when used alone and in combination with cytotoxic agents. Currently available therapeutics of this type have been shown to be effective in the treatment of certain important tumor types.

The signaling pathways that utilize the receptors and ligands of the epidermal growth factor receptor (EGFR) family play a key role in the growth and survival of multiple tumor types, including breast, colorectal, and non-small cell lung cancers. The EGFR, or HER, signaling pathways consist of four known cellular receptors: HER1 (also known as EGFR), HER2, HER3, and HER4. Under normal conditions, these pathways are tightly regulated. However, in cancer, the pathways can become dysregulated and changes in the amount or the activity of HER family members, primarily HER1, HER2 and HER3, have been shown to impact the growth, proliferation, migration, and survival of cancer cells. Sheddase is an enzyme that is believed to activate all four EGFR pathways.

Currently approved therapies target one or more of the EGFR pathways. However, these currently available therapeutics may not block all EGFR family-mediated signaling, even in the tumor types in which they are approved. In contrast, we believe our sheddase inhibitor targets all four EGFR signaling pathways and may provide meaningful advantages over therapies that target one or two.

We have identified novel, potent, and orally available small-molecule inhibitors of sheddase that, in preclinical models, show efficacy as single agents and show synergy with other targeted therapeutic agents and with cytotoxics. INCB7839, the lead compound from this program, is currently in a Phase II clinical trial designed to determine the effectiveness of INCB7839 when used in combination with Herceptin. Results from this trial are expected in the second half of 2009.

c-MET for Solid Tumors

c-MET is a clinically validated receptor kinase cancer target and abnormal c-MET activation in cancer correlates with poor prognosis. Dysregulation of the c-MET pathway triggers tumor growth, formation of new blood vessels that supply the tumor with nutrients, and causes cancer to spread to other organs. Dysregulation of the c-MET pathway is seen in many types of cancers including kidney, liver, stomach, breast, and brain.

Several small molecule c-MET kinase inhibitors have demonstrated clinical efficacy in a number of cancers; however, these molecules have limited potency and are relatively non-selective, which could lead to off-target toxicities. We believe our lead c-MET inhibitor, INCB28060, has the requisite properties to overcome these limitations, including greater selectivity, improved potency and more effective inhibition of c-MET. We do not expect to initiate clinical trials for this program in 2009 unless we are successful in securing additional funding.

IDO for Solid Tumors

The enzyme, indoleamine 2, 3-dioxygenase, IDO, is a key regulator of the mechanisms that are responsible for allowing tumors to escape from a patient's immune surveillance. IDO expression by tumor cells, or by antigen presenting cells such as macrophages and dendritic cells in tumors, creates an environment in which tumor specific cytotoxic T lymphocytes are rendered functionally inactive or are no longer able to attack a patient's cancer cells. By inhibiting IDO, it is proposed that this "brake" on the anti-tumor immune response is removed, allowing anti-tumor specific cytotoxic T cells, generated in a patient spontaneously in response to the tumor, or through a therapy designed to stimulate the immune response, to have greater anti-tumor efficacy.

We believe our compound, INCB24360, represents a novel, potent, and selective inhibitor of the enzyme IDO. It is efficacious in multiple mouse models of cancer and has been well-tolerated in preclinical safety studies. We do not expect to initiate clinical trials for this program in 2009 unless we are successful in securing additional funding.

Other Programs

We are evaluating our HM74a agonist, INCB19602, as a treatment for type 2 diabetes. HM74a is a G protein coupled receptor that is expressed in human adipose tissue. Stimulation of this receptor by niacin, also known as nicotinic acid, blocks the release of free fatty acids (FFA) from this tissue. Elevated levels of FFAs are associated with an increase in glucose production and a decrease in glucose disposal which leads to insulin resistance and hyperglycemia. We conducted a 28-day Phase IIa trial with INCB19602 in type 2 diabetics and, despite what we believe was promising early clinical data, the fasting plasma glucose data from that trial demonstrated too high a degree of variability to draw meaningful conclusions. We believe a 3-month trial that follows hemoglobin A1c levels as the clinical endpoint will be required to determine whether this mechanism warrants further development as treatment for type 2 diabetes. Given our decision to prioritize our clinical activities and reduce our spending in 2009, we have decided not to initiate the 3-month trial at this time.

We also do not plan to further develop our CCR2 antagonist compound, INCB8696, for multiple sclerosis or our CCR5 antagonist compounds, INCB9471 or INCB15050, for HIV. These compounds address markets that require extensive clinical development programs and are outside our core areas of focus and we have decided to seek partnerships for both programs. CCR2 is a chemokine receptor that is involved in the trafficking of certain inflammatory cells called monocytes. These monocytes are believed to play critical roles in the pathogenesis of inflammatory diseases, including multiple sclerosis. A CCR2 antagonist has the potential to block this process. CCR5 is the chemokine receptor which certain forms of the HIV virus use to gain entry into cells and infect the host. When a CCR5 antagonist is bound to the receptor, the virus cannot interact with the receptor and, thus, viral entry is blocked.

Discovery

We have a number of early discovery programs at various stages of preclinical testing. We do not typically disclose these programs and/or targets until we have successfully completed preclinical toxicology tests with the lead clinical candidate.

Commercial Strategy

Our strategy is to develop and commercialize our compounds on our own in selected markets when we believe a company of our size can successfully compete, such as in MF, other myeloproliferative disorders, and certain inflammatory conditions. Our oral JAK inhibitor, INCB18424, is currently scheduled to enter Phase III testing in the first half of 2009 for MF and, if these results are positive, may receive expedited FDA review. In anticipation of the regulatory approval of INCB18424 for MF, we have started to build the infrastructure to support commercialization.

We intend to seek partners or strategic alliances to support development and commercialization of certain of our product candidates, including those that are outside of our core expertise, focused on large primary care markets and/or require lengthy and expensive clinical studies. We established such a strategic alliance with Pfizer in 2005 to advance our CCR2 antagonist program. We believe the key benefits to partnering include the potential to receive upfront payments and future milestones and royalties in exchange for certain rights to our compounds, as well as to expedite the development and potential commercialization of certain of our compounds.

Collaborative Research and License Agreement with Pfizer

Effective in January 2006, we entered a collaborative research and license agreement with Pfizer Inc. ("Pfizer") for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments. We received a $3.0 million milestone payment from Pfizer in 2007.

Patents and Other Intellectual Property

We regard the protection of patents and other enforceable intellectual property rights that we own or license as critical to our business and competitive position. Accordingly, we rely on patent, trade secret and copyright law, as well as nondisclosure and other contractual arrangements, to protect our intellectual property. We have established a patent portfolio of owned or in-licensed patents and patent applications that cover aspects of all our drug candidates, as well as other patents and patent applications that relate to full-length genes and genomics-related technologies obtained as a result of our past high-throughput gene sequencing efforts. The patents and patent applications relating to our drug candidates generally include claims directed to the drug candidates, methods of using the drug candidates, formulations of the drug candidates, and methods of manufacturing the drug candidates. Our policy is to pursue patent applications on inventions and discoveries we believe that are commercially important to the development and growth of our business.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

We have a number of established patent license agreements relating to our gene patent portfolio and our genomics-related technology patent portfolio. We are presently receiving royalties and other payments under certain of our gene and genomics-related patent license agreements. Under our gene patent license agreements, we may in the future receive royalties and other payments if our partners are successful in their efforts to discover drugs and diagnostics under these license agreements.

We may seek to license rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, license fees, milestone payments and royalties on sales of future products.

Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents in the United States or elsewhere from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be valid or enforceable or may not be sufficient to protect the technology owned by or licensed to us or provide us with a competitive advantage. Any patent or other intellectual property rights that we own or obtain may be circumvented, challenged or invalidated by our competitors. Others may have patents that relate to our business or technology and that may prevent us from marketing our product candidates unless we are able to obtain a license to those patents. In addition, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents, to protect our other intellectual property rights, to determine the scope and validity of the proprietary rights of third parties or to defend ourselves in patent or other intellectual property right suits brought by third parties. We could incur substantial costs in such litigation or other proceedings. An adverse outcome in any such litigation or proceeding could subject us to significant liability.

With respect to proprietary information that is not patentable, and for inventions for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. While we require all employees, consultants and potential business partners to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Competition

Our drug discovery and development activities face, and will continue to face, intense competition from organizations such as pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. Our major competitors include fully integrated pharmaceutical companies that have extensive drug discovery efforts and are developing novel small molecule pharmaceuticals. We face significant competition from organizations that are pursuing pharmaceuticals that are competitive with our potential products.

Many companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

- drug discovery;
- developing products;
- undertaking preclinical testing and clinical trials;
- obtaining FDA and other regulatory approvals of products; and
- manufacturing, marketing, distributing and selling products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA and other regulatory approval or commercializing products before we do. If we commence commercial product sales, we will be competing against companies with greater manufacturing, marketing, distributing and selling capabilities, areas in which we have limited or no experience.

In addition, any drug candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

- other drug development technologies and methods of preventing or reducing the incidence of disease;
- new small molecules; or
- other classes of therapeutic agents.

Developments by others may render our drug candidates obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing products that are more effective than ours.

Our ability to compete successfully will depend, in part, on our ability to:

- develop proprietary products;
- develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products in the market;
- attract and retain scientific and product development personnel;
- obtain patent or other proprietary protection for our products and technologies;
- obtain required regulatory approvals; and
- manufacture, market, distribute and sell any products that we develop.

In a number of countries, including in particular, developing countries, government officials and other groups have suggested that pharmaceutical companies should make drugs available at a low cost. In some cases, governmental authorities have indicated that where pharmaceutical companies do not do so, their patents might not be enforceable to prevent generic competition. Some major pharmaceutical companies have greatly reduced prices for their drugs in certain developing countries. If certain countries do not permit enforcement of any of our patents, sales of our products in those countries, and in other countries by importation from low-price countries, could be reduced by generic competition or by parallel importation of our product. Alternatively, governments in those countries could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products in those countries, thereby reducing our product sales, or we could respond to governmental concerns by reducing prices for our products. In all of these situations, our results of operations could be adversely affected.

Government Regulation

Our related ongoing research and development activities and any manufacturing and marketing of our potential small molecule products to treat major medical conditions are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any drug developed by us must undergo rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA under the United States Food, Drug and Cosmetic Act. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of these products. None of our drug candidates has, to date, been submitted for approval for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each drug candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a drug candidate's safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. Before commencing clinical investigations of a drug candidate in humans, we must submit an IND, which must by reviewed by FDA.

The steps required before a drug may be marketed in the United States include:

- preclinical laboratory tests, animal studies and formulation studies;
- submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;
- adequate and well-controlled clinical trials in three phases, as described below, to establish the safety and efficacy of the drug for each indication;
- submission of a new drug application (NDA) to the FDA for review;
- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices; and
- FDA approval of the NDA.

Similar requirements exist within many foreign agencies as well. The time required to satisfy FDA requirements or similar requirements of foreign regulatory agencies may vary substantially based on the type, complexity and novelty of the product or the targeted disease.

Preclinical testing includes laboratory evaluation of product pharmacology, drug metabolism, and toxicity which includes animal studies, as well as product chemistry and formulation development. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions about issues such as the conduct of the clinical trials as outlined in the IND. In the latter case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND and each trial must be reviewed and approved by an independent ethics committee or institutional review board (IRB) before it can begin.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I usually involves the initial introduction of the investigational drug into healthy volunteers to evaluate its safety, dosage tolerance, absorption, metabolism, distribution and excretion, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves clinical trials in a limited patient population to:

- evaluate dosage tolerance and optimal dosage;
- identify possible adverse effects and safety risks; and
- evaluate and gain preliminary evidence of the efficacy of the drug for specific indications.

Phase III clinical trials usually further evaluate clinical efficacy and safety by testing the drug in its final form in an expanded patient population, providing statistical evidence of efficacy and safety and providing an adequate basis for physician labeling. We cannot guarantee that Phase I, Phase II or Phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

As a separate amendment to an IND, a clinical trial sponsor may submit a request for a special protocol assessment (SPA) from the FDA. Under the SPA procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase III clinical trial is commenced and agreement is obtained with the FDA. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. The FDA, however, may make an approval decision based on a number of factors, including the degree of clinical benefit, and the FDA is not obligated to approve an NDA as a result of an SPA, even if the clinical outcome is positive.

Even after initial FDA approval has been obtained, further studies, including post-approval trials, may be required to provide additional data and will be required to gain approval for the sale of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Also, the FDA will require post-approval reporting to monitor the side effects of the drug. Results of post-approval programs may limit or expand the indications for which the drug product may be marketed. Further, if there are any requests for modifications to the initial FDA approval for the drug, including changes in indication, manufacturing process, labeling or manufacturing facilities, a supplemental NDA may be required to be submitted to the FDA.

Clinical trials must meet requirements for IRB/ethics committee oversight, informed consent and good clinical practices. In the United States, clinical trials must be conducted under FDA oversight. Before receiving FDA approval to market a product, we must demonstrate that the product is safe and effective for the patient population that will be treated. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if this regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on this product, manufacturer or facility, including costly recalls or withdrawal of the product from the market.

The length of time and related costs necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or cause the costs of these clinical trials to increase, include:

- slow patient enrollment due to the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the study, competition with clinical trials for other drug candidates or other factors;
- inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;
- delays in approvals from a study site's IRB;
- longer than anticipated treatment time required to demonstrate effectiveness or determine the appropriate product dose;
- lack of sufficient supplies of the drug candidate for use in clinical trials;

- adverse medical events or side effects in treated patients; and
- lack of effectiveness of the drug candidate being tested.

Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level, and at any time in the course of animal studies designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or in clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates, and could ultimately prevent their marketing approval by the FDA or foreign regulatory authorities for any or all targeted indications.

The FDA's fast track program is intended to facilitate the development and expedite the review of drug candidates intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for these conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time.

We cannot guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review or that the FDA will approve the NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, FDA approval of a fast track product can include restrictions on the product's use or distribution (such as permitting use only for specified medical conditions or limiting distribution to physicians or facilities with special training or experience). Approval of fast track products can be conditioned on additional clinical trials after approval.

FDA procedures also provide for priority review of NDAs submitted for drugs that, compared to currently marketed products, offer a significant improvement in the treatment, diagnosis or prevention of a disease. The FDA seeks to review NDAs that are granted priority status more quickly than NDAs given standard review status. The FDA's stated policy is to act on 90% of priority NDAs within six months of receipt. Although the FDA historically has not met these goals, the agency has made significant improvements in the timeliness of the review process.

We and any of our contract manufacturers are also required to comply with applicable FDA current good manufacturing practice regulations. Good manufacturing practices include requirements relating to quality control and quality assurance as well as to corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the applicable regulatory authorities. These facilities, whether our own or our contract manufacturers, must be approved before we can use them in commercial manufacturing of our related products. We or our contract manufacturers may not be able to comply with applicable good manufacturing practices and FDA or other regulatory requirements. If we or our contract manufacturers fail to comply, we or our contract manufacturers may be subject to legal or regulatory action, such as suspension of manufacturing, seizure of product, or voluntary recall of product. Furthermore, continued compliance with applicable good manufacturing practices will require continual expenditure of time, money and effort on the part of us or our contract manufacturers in the areas of production and quality control and record keeping and reporting, in order to ensure full compliance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, or EU, centralized registration procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization may be granted. This foreign regulatory approval process involves all of the risks associated with FDA approval discussed above and may also include additional risks.

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first developer to receive FDA marketing approval for an orphan drug is entitled to a seven year exclusive marketing period in the United States for that product. However, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the United States during the seven year exclusive marketing period. We believe that the commercial success of any orphan drug product that we may commercialize depends more significantly on the associated safety and efficacy profile and on the price relative to competitive or alternative treatments and other marketing characteristics of the product than on the exclusivity afforded by the Orphan Drug Act. Additionally, these products may be protected by patents and other means.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the United States, including the European Union. The orphan legislation in the European Union is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product does not to justify maintenance of market exclusivity.

Incyte's Transition into Small-Molecule Drug Discovery and Development

Before the completion of our transition into a drug discovery and development company, we marketed and sold access to our genomic information databases. However, in recent years, consolidation within the pharmaceutical and biotechnology sectors and a challenging economic environment led to reduced demand for research tools and services. This trend, together with the public availability of genomic information, significantly reduced the market for and revenues from, our information products.

On February 2, 2004, we announced substantial changes in our information products operations, including the closure of our Palo Alto, California facility and the cessation of development of the information products developed at this facility. In January 2005, we sold certain assets and liabilities related to our Proteome facility based in Beverly, Massachusetts. We no longer have any activities in the information products area. However, we retain certain existing licenses and licensing activities related to the intellectual property portfolio generated prior to the transition.

Research and Development

Since our inception, we have made substantial investments in research and technology development. During 2008, 2007 and 2006, we incurred research and development expenses of $146.4 million, $104.9 million and $87.6 million, respectively.

Human Resources

As of December 31, 2008, we had 212 employees, including 172 in research and development and 40 in operations support, finance and administrative positions. Of these employees, 79 employees have advanced technical degrees including 9 MD's and 70 Ph.D's. None of our employees are covered by collective bargaining agreements, and management considers relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and our website is located at *www.incyte.com*. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

RISKS RELATING TO OUR BUSINESS

We are at the early stage of our drug discovery and development efforts and we may be unsuccessful in our efforts.

We are in the early stage of building our drug discovery and development operations. Our ability to discover, develop and commercialize pharmaceutical products will depend on our ability to:

- hire and retain key scientific employees;
- identify high quality therapeutic targets;
- identify potential drug candidates;
- develop products internally or license drug candidates from others;
- identify and enroll suitable human subjects, either in the United States or abroad, for our clinical trials;
- complete laboratory testing and clinical trials on humans;
- obtain and maintain necessary intellectual property rights to our products;
- obtain and maintain necessary regulatory approvals for our products, both in the United States and abroad;
- enter into arrangements with third parties to provide services or to manufacture our products on our behalf;
- deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions;
- lease facilities at reasonable rates to support our growth; and
- enter into arrangements with third parties to license and commercialize our products.

We have limited experience with the activities listed above and may not be successful in discovering, developing, or commercializing drug products.

Our efforts to discover and develop potential drug candidates may not lead to the discovery, development, commercialization or marketing of drug products.

Our drug candidates in clinical trials are in Phase I and Phase II trials. Our other drug candidates are still undergoing preclinical testing. We have also licensed to Pfizer our portfolio of CCR2 antagonist compounds. We have no control over the further clinical development of any compounds we licensed to Pfizer. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a suitable drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates. Of the compounds that we identify as potential drug products or that we in-license from other companies, only a few, if any, are likely to lead to successful drug development programs. For example, in 2006, we discontinued the development of DFC, which was at the time our most advanced drug candidate and was in Phase IIb clinical trials. Prior to discontinuation of the DFC program, we expended a significant amount of effort and money on that program.

The success of our drug discovery and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful, our research and development efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy will be to enter into collaborative or license arrangements with other parties, such as our collaboration with Pfizer, under which we license our drug candidates to those parties for development and commercialization. We expect that while we plan to conduct initial clinical trials on our drug candidates, we may need to seek collaborators for our drug candidates such as our chemokine receptor antagonists because of the expense, effort and expertise required to continue additional clinical trials and further develop those drug candidates. We may also seek collaborators for our drug candidates that target large primary care indications such as diabetes because of the expense involved in further clinical development of these indications and in establishing a sales and marketing organization to address these indications. Because collaboration arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. Also, we may not have drug compounds that are desirable to other parties, or we may be unwilling to license a drug compound because the party interested in it is a competitor. The terms of any such arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position or for scientific, commercial or other reasons. If we are not able to establish collaborative agreements, we may not be able to develop and commercialize a drug product, which would adversely affect our business and our revenues.

In order for any of these collaboration or license arrangements to be successful, we must first identify potential collaborators or licensees whose capabilities complement and integrate well with ours. We may rely on these arrangements for not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators or licensees devote to our programs or potential products. If our collaborators or licensees prove difficult to work with, are less skilled than we originally expected or do not devote adequate resources to the program, the relationship will not be successful. If a business combination involving a collaborator or licensees and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drugs resulting from our research and development efforts, or from our joint efforts with collaborators or licensees, might not be able to compete successfully with our competitors' existing and future products, or obtain regulatory approval in the United States or elsewhere.

We depend on our collaboration with Pfizer for the development and commercialization of CCR2 antagonist compounds.

Under our collaborative research and license agreement with Pfizer, Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides.

Although Pfizer is required to use commercially reasonable efforts to develop and commercialize CCR2 antagonists for the indications for which they are responsible, we cannot control the amount and timing of resources Pfizer may devote to the development of CCR2 antagonists. Any failure of Pfizer to perform its obligations under our agreement could negatively impact the development of CCR2 antagonists, lead to our loss of potential revenues from product sales and milestones and delay our achievement, if any, of profitability.

Pfizer has certain rights to terminate the license agreement, including the right to terminate upon 90 days' notice for any reason. Pfizer also has the right to terminate its rights and obligations with respect to certain indications and licensed compounds. If Pfizer terminates the license agreement or its rights with respect to certain indications, we may not be able to find a new collaborator to replace Pfizer, and our business could be adversely affected.

If conflicts arise between our collaborators, including Pfizer, licensees, or advisors and us, our collaborators, licensees, or advisors may act in their self-interest, which may adversely affect our business.

If conflicts arise between us and our collaborators or licensees, including Pfizer, or our scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Conflicts may arise with our collaborators or licensees if they pursue alternative technologies or develop alternative products either on their own or in collaboration with others as a means for developing treatments for the diseases that we have targeted. Competing products, either developed by these future collaborators or licensees or to which these future collaborators or licensees have rights, may result in their withdrawal of support for our product candidates.

Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the relationship. Similarly, the parties to a collaboration or license agreement may disagree as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration or license, our reputation could be harmed and we may not obtain revenues that we anticipated receiving.

We have limited expertise with and capacity to conduct preclinical testing and clinical trials, and our resulting dependence on other parties could result in delays in and additional costs for our drug development efforts.

We have only limited experience with clinical trials, formulation, manufacturing and commercialization of drug products. We also have limited internal resources and capacity to perform preclinical testing and clinical trials. As a result, we intend to continue to hire clinical research organizations, or CROs, to perform preclinical testing and clinical trials for drug candidates. If the CROs that we hire to perform our preclinical testing and clinical trials or our collaborators or licensees do not meet deadlines, do not follow proper procedures, or a conflict arises between us and our CROs, our preclinical testing and clinical trials may take longer than expected, may be delayed or may be terminated. If we were forced to find a replacement entity to perform any of our preclinical testing or clinical trials, we may not be able to find a suitable entity on favorable terms, or at all. Even if we were able to find another company to perform a preclinical test or clinical trial, the delay in the test or trial may result in significant additional expenditures. Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we plan to contract with collaborators or licensees to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these clinical trials. Depending on the terms of our agreements with these collaborators or licensees, we may not have any control over the conduct of these clinical trials, and in any event we would be subject to the risks associated with depending on collaborators or licensees to develop these drug candidates.

If we are unable to obtain regulatory approval to develop and market products in the United States and foreign jurisdictions, we will not be permitted to manufacture or commercialize products resulting from our research.

In order to manufacture and commercialize drug products in the United States, our drug candidates will have to obtain regulatory approval from the Food and Drug Administration, or the FDA. Satisfaction of regulatory requirements typically takes many years. To obtain regulatory approval, we must first show that our drug products are safe and effective for target indications through preclinical testing (animal testing) and clinical trials (human testing). Preclinical testing and clinical development are long, expensive and uncertain processes, and we do not know whether the FDA will allow us to undertake clinical trials of any potential drug products in addition to our compounds currently in clinical trials.

Completion of clinical trials may take several years and failure may occur at any stage of testing. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical test or clinical trial do not necessarily predict final results, and acceptable results in early clinical trials may not be repeated in later clinical trials. For example, a drug candidate that is successful at the preclinical level may cause harmful or dangerous side effects when tested at the clinical level. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

- the high degree of risk associated with drug development;
- our inability to formulate or manufacture sufficient quantities of materials for use in clinical trials;
- variability in the number and types of patients available for each study;
- difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
- unforeseen safety issues or side effects;
- poor or unanticipated effectiveness of drug candidates during the clinical trials; or
- government or regulatory delays.

Regulatory authorities may delay or prevent the initiation of clinical trials for our drug candidates. For example, we may be unable to successfully complete discussions with the FDA regarding trial design, including agreement on appropriate dosing and specific endpoints, for the registration trials for our JAK inhibitor for myelofibrosis.

Data obtained from clinical trials are susceptible to varying interpretation, which may delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier clinical trials. In addition, regulatory authorities may refuse or delay approval as a result of other factors, such as changes in regulatory policy during the period of product development and regulatory agency review. For example, the FDA has in the past required and could in the future require that we conduct additional trials of any of our product candidates, which would result in delays.

Due, in part, to the early stage of our drug candidate research and development process, we cannot predict whether regulatory approval will be obtained for any product we develop. Our drug candidates in clinical trials are in Phase I and Phase II trials. Our other drug candidates are still undergoing preclinical testing. We have also licensed to Pfizer our portfolio of CCR2 antagonist compounds. We have no control over the further clinical development of any compounds we licensed to Pfizer. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. Failure to obtain regulatory approval would delay or prevent us from commercializing products.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with the FDA approval process described above and may also include additional risks. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require us to perform additional testing and expend additional resources. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA.

We may not obtain a special protocol assessment for our JAK inhibitor for myelofibrosis. A special protocol assessment does not guarantee any particular outcome from regulatory review, including any regulatory approval.

We have filed a request with the FDA for a special protocol assessment, or SPA, for the registration trials for our JAK inhibitor for myelofibrosis. The SPA process allows for FDA evaluation of a clinical trial protocol intended to form the primary basis of an efficacy claim in support of a new drug application, or NDA, and provides a product sponsor with an agreement confirming that the design and size of the trial will be appropriate to form the primary basis of an efficacy claim for an NDA if the trial is performed according to the SPA. However, an SPA must be agreed to by the FDA before a trial conducted under an SPA can be initiated, and there is no guarantee that an SPA would be agreed to on a timely basis. Accordingly, if we submit a request for an SPA, the initiation of this trial may be delayed. If we believe that the submission of a request for an SPA or the failure to reach agreement on an SPA will significantly delay the initiation of this trial, we may determine not to revise an SPA request in an attempt to reach agreement with the FDA or to proceed with the trial and not to wait for agreement on an SPA. Without the FDA's concurrence on an SPA, we cannot be certain that the design, conduct and data analysis approach for this clinical trial will be sufficient to allow us to submit or receive approval of a JAK inhibitor for the treatment of myelofibrosis.

An SPA is not a guarantee of approval, and we cannot be certain that the design of, or data collected from, the trial will be adequate to demonstrate safety and efficacy, or otherwise be sufficient to support regulatory approval. There can be no assurance that the terms of an SPA will ultimately be binding on the FDA, and the FDA is not obligated to approve an NDA, if any, even if the clinical outcome is positive. The FDA retains significant latitude and discretion in interpreting the terms of an SPA and the data and results from a clinical trial, and can require trial design changes if issues arise essential to determining safety or efficacy. In addition, data may subsequently become available that causes the FDA to reconsider the previously agreed upon scope of review and the FDA may have subsequent safety or efficacy concerns that override an SPA, and we can give no assurance that as clinical trials proceed or as part of an NDA review process, if any, the FDA will determine that a previously approved SPA is still valid.

Additionally, an SPA may be changed only with written agreement of the FDA, and any further changes we may propose to the protocol will remain subject to the FDA's approval. The FDA may not agree to any such an amendment and, even if they agree, they may request other amendments to the trial design that could require additional cost and time, as well as increase the degree of difficulty in reaching clinical endpoints. As a result, even with an SPA, we cannot be certain that the trial results will be found to be adequate to support an efficacy claim and product approval.

Our reliance on other parties to manufacture our drug candidates could result in a short supply of the drugs, delays in clinical trials or drug development, increased costs and withdrawal or denial of the regulatory authority's approval.

We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates. We expect to continue to rely on third parties for the manufacture of our drug candidates and any drug products that we may develop. The FDA requires that drug products be manufactured according to its current Good Manufacturing Practices, or cGMP, regulations and a limited number of manufacturers comply with these requirements. If the other parties that we choose to manufacture our drug products are not compliant with cGMP, the FDA may not approve our application to manufacture our drug products. We may not be able to arrange for our drug candidates or any drug products that we may develop to be manufactured by one of these parties on reasonable terms, if at all. Failure to comply with cGMP in the manufacture of our products could result in the FDA withdrawing or denying regulatory approval of our drug product or other enforcement actions.

We may not be able to obtain sufficient quantities of our drug candidates or any drug products we may develop if our designated manufacturers do not have the capacity or capability to manufacture our products according to our schedule and specifications. Also, raw materials that may be required to manufacture any products we develop may only be available from a limited number of suppliers. If we have promised delivery of a new product and are unable to meet the delivery requirement due to manufacturing difficulties, our development programs would be delayed, and we may have to expend additional sums in order to ensure that manufacturing capacity is available when we need it even if we do not use all of the manufacturing capacity. This expense would adversely affect our operating results.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. We may not be able to adequately manage and oversee the manufacturers we choose, they may not perform as agreed or they may terminate their agreements with us. Foreign manufacturing approval processes typically include all of the risks associated with the FDA approval process for manufacturing and may also include additional risks.

We may incur additional expense in order to market our drug products.

We do not have experience marketing drug products. If the FDA grants regulatory approval to one or more of our drug candidates, we would have to employ additional personnel or engage another party to market our drug products, which would be an additional expense to us.

We might not be able to commercialize our drug candidates successfully, and we may spend significant time and money attempting to do so.

We have a limited number of drug candidates in Phase I and Phase II clinical trials. We have also licensed to Pfizer our portfolio of CCR2 antagonist compounds. We, or our collaborators or licensees, may decide to discontinue development of any or all of our drug candidates at any time for commercial, scientific or other reasons. We discontinued development of DFC in April 2006 for safety reasons. In March 2008, we announced that we would not advance our lead CCR5 antagonist into Phase IIb trials and that we are seeking to out-license this program. If a product is developed, but is not marketed, we may have spent significant amounts of time and money on it, which would adversely affect our operating results and financial condition. Even if a drug candidate that we develop receives regulatory approval, we may decide not to commercialize it if we determine that commercialization of that product would require more money and time than we are willing to invest. For example, drugs that receive approval are subject to post-regulatory surveillance and may have to be withdrawn from the market if previously unknown side effects occur. At this point, the regulatory agencies may require additional clinical trials or testing. Once a drug is marketed, if it causes side effects, the drug product may be recalled or may be subject to reformulation, additional studies, changes in labeling, warnings to the public and negative publicity. As a result, we may not continue to commercialize a product even though it has obtained regulatory approval. Further, we may decide not to continue to commercialize a product if the market does not accept the product because it is too expensive and third parties such as insurance companies or Medicare have not approved it for substantial reimbursement. In addition, we may decide not to continue to commercialize a product if another product comes on the market that is as effective but has fewer side effects. There is also a risk that competitors may develop similar or superior products or have proprietary rights that preclude us from ultimately marketing our products.

If we fail to enter into additional licensing agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected.

In addition to establishing collaborative or license arrangements under which other parties license our drug candidates for development and commercialization, we may also need to license drug delivery or other technology in order to continue to develop our drug candidate pipeline. If we are unable to enter into additional agreements to license drug delivery technology or other technology or if these arrangements are unsuccessful, our research and development efforts could be adversely affected.

Our ability to generate revenues will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from payors of healthcare costs.

The continuing efforts of government and insurance companies, health maintenance organizations, or HMOs, and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative or license partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of these proposals could reduce the price that we or any of our collaborators or licensees receive for any products in the future.

Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to generate revenues.

As our drug discovery and development operations are conducted at our headquarters in Wilmington, Delaware, the loss of access to this facility would negatively impact our business.

Our facility in Wilmington, Delaware is our headquarters and is also where we conduct all of our drug discovery operations and research and development activities. Our lease contains provisions that provide for its early termination upon the occurrence of certain events of default or upon a change of control. Further, our headquarters facility is located in a large research and development complex that may be temporarily or permanently shutdown if certain environmental or other hazardous conditions were to occur within the complex. In addition, actions of activists opposed to aspects of pharmaceutical research may disrupt our experiments or our ability to access or use our facilities. The loss of access to or use of our Wilmington, Delaware, facility, either on a temporary or permanent basis, or early termination of our lease would result in an interruption of our business and, consequently, would adversely affect the advancement of our drug discovery and development programs and our overall business.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees or our inability to attract and retain additional personnel would affect our ability to expand our drug discovery and development programs and achieve our objectives.

We are highly dependent on the principal members of our management, operations and scientific staff. We experience intense competition for qualified personnel. Our future success also depends in part on the continued service of our executive management team, key scientific and management personnel and our ability to recruit, train and retain essential scientific personnel for our drug discovery and development programs, including those who will be responsible for overseeing our preclinical testing and clinical trials as well as for the establishment of collaborations with other companies. If we lose the services of any of these people or if we are unable to recruit sufficient qualified personnel, our research and product development goals, including the identification and establishment of key collaborations, operations and marketing efforts could be delayed or curtailed. We do not maintain "key person" insurance on any of our employees.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our clinical drug candidates continue to progress in development, we continue to build our development organization and our drug discovery efforts continue to generate drug candidates, we will require significant additional investment in personnel, management and resources. Our ability to commercialize our drug candidates and to achieve our research and development objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems and controls to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

If product liability lawsuits are brought against us, we could face substantial liabilities and may be required to limit commercialization of our products and our results of operations could be harmed.

The clinical trials and marketing of medical products that are intended for human use entails an inherent risk of product liability. If any product that we or any of our collaborators or licensees develops causes or is alleged to cause injury or is found to be unsuitable during clinical trials, manufacturing or sale, we may be held liable. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities, including substantial damages to be paid to the plaintiffs and legal costs, or we may be required to limit commercialization of our products. Our product liability insurance policy that provides coverage for liabilities arising from our clinical trials may not fully cover our potential liabilities. In addition, we may determine that we should increase our coverage upon the undertaking of new clinical trials, and this insurance may be prohibitively expensive to us or our collaborators or licensees and may not fully cover our potential liabilities. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with our collaborators. Additionally, any product liability lawsuit could cause injury to our reputation, recall of products, participants to withdraw from clinical trials, and potential collaborators or licensees to seek other partners, any of which could impact our results of operations.

Because our activities involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.

We are subject to various environmental, health and safety laws and regulations governing, among other things, the use, handling, storage and disposal of regulated substances and the health and safety of our employees. Our research and development processes involve the controlled use of hazardous and radioactive materials and biological waste resulting in the production of hazardous waste products. We cannot completely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. If any injury or contamination results from our use or the use by our collaborators or licensees of these materials, we may be sued and our liability may exceed our insurance coverage and our total assets. Further, we may be required to indemnify our collaborators or licensees against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations or licenses. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expense or may restrict our operations or impair our research, development and production efforts.

RISKS RELATING TO OUR FINANCIAL RESULTS

We expect to incur losses in the future and we may not achieve or maintain profitability in the future.

We had net losses from inception in 1991 through 1996 and in 1999 through 2008. Because of those losses, we had an accumulated deficit of $1.2 billion as of December 31, 2008. We will continue to spend significant amounts on our efforts to discover and develop drugs. As a result, we expect to continue to incur losses in 2009 and in future periods as well.

We anticipate that our drug discovery and development efforts and related expenditures will increase as we focus on the studies, including preclinical tests and clinical trials prior to seeking regulatory approval, that are required before we can sell a drug product. The development of drug products will require us to spend significant funds on research, development, testing, obtaining regulatory approvals, manufacturing and marketing. To date, we do not have any drug products that have generated revenues and we cannot assure you that we will generate revenues from the drug candidates that we license or develop for several years, if ever. We cannot be certain whether or when we will achieve profitability because of the significant uncertainties relating to our ability to generate commercially successful drug products. Even if we were successful in obtaining regulatory approvals for manufacturing and commercializing a drug candidate, we expect that we will continue to incur losses if our drug products do not generate significant revenues. If we achieve profitability, we may not be able to sustain or increase profitability.

We will need additional capital in the future. The capital markets may not permit us to raise additional capital at the time that we require it, which could result in limitations on our research and development or commercialization efforts or the loss of certain of our rights in our technologies or drug candidates.

Our future funding requirements will depend on many factors and we anticipate that we will need to raise additional capital to fund our business plan and research and development efforts going-forward. Additional factors that may affect our future funding requirements include:

- any changes in the breadth of our research and development programs;
- the results of research and development, preclinical testing and clinical trials conducted by us or our future collaborative partners or licensees, if any;

- the acquisition of technologies, if any;
- our ability to maintain and establish new corporate relationships and research collaborations;
- competing technological and market developments;
- the amount of revenues generated from our business activities, if any;
- the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims;
- the receipt of contingent licensing or milestone fees or royalties on product sales from our current or future collaborative and license arrangements, if established; and
- the timing of regulatory approvals, if any.

If we require additional capital at a time when investment in companies such as ours, or in the marketplace generally, is limited due to the then prevailing market or other conditions, we may have to scale back our operations, eliminate one or more of our research or development programs, or attempt to obtain funds by entering into an agreement with a collaborative partner that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates. For example, we recently decided not to advance compounds from our c-MET and IDO programs into Phase I clinical trials until additional funding is obtained. If we are unable to raise funds at the time that we desire or at any time thereafter on acceptable terms, we may not be able to continue to develop our potential drug products. The sale of equity or additional convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness.

Our marketable securities are subject to certain risks that could adversely affect our overall financial position.

We invest our cash in accordance with an established internal policy and customarily in instruments which historically have been highly liquid and carried relatively low risk. However, with recent credit market conditions, similar types of investments have experienced losses in value or liquidity issues which differ from their historical pattern. Should a portion of our marketable securities lose value or have their liquidity impaired, it could adversely affect our overall financial position by imperiling our ability to fund our operations and forcing us to seek additional financing sooner than we would otherwise. Such financing, if available, may not be available on commercially attractive terms.

Our current revenues are derived from collaborations and from licensing our intellectual property. If we are unable to achieve milestones, develop products or renew or enter into new collaborations, our revenues may decrease, and future milestone and royalty payments from our gene and genomics-related intellectual property may not contribute significantly to revenues for several years, and may never result in revenues.

We derived substantially all of our revenues for the year ended December 31, 2008 from our collaborative research and license agreement with Pfizer and from licensing our intellectual property to others. We may be unable to enter into additional collaborative agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties we earn from any future products developed from our research. If we are unable to successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the revenues contemplated under our collaborative agreements. Part of our prior strategy was to license to our database customers and to other pharmaceutical and biotechnology companies our know-how and patent rights associated with the information we have generated in the creation of our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical trials and regulatory approval before commercialization, all of which is beyond our control, and possibly beyond the control of our licensee. These licensees may not develop the potential product if they do not devote the necessary resources or decide that they do not want to expend the resources to do the clinical trials necessary to obtain the necessary regulatory approvals. Therefore, milestone or royalty payments from these licenses may not contribute to our revenues for several years, if at all. We have decided to discontinue some of our gene and genomics-related patent prosecution and maintenance, and may in the future decide to discontinue additional gene and genomics-related patent prosecution and maintenance, which could limit our ability to receive license-based revenues from our gene and genomics-related patent portfolio.

We have a large amount of debt and our debt service obligations may prevent us from taking actions that we would otherwise consider to be in our best interests.

As of December 31, 2008, the aggregate principal amount of total consolidated debt was $421.8 million and our stockholders' deficit was $220.8 million. The documents pursuant to which our outstanding convertible senior and subordinated notes were issued do not limit the issuance of additional indebtedness. Our substantial leverage could have significant negative consequences for our future operations, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing for working capital, capital and research and development expenditures, and general corporate purposes;
- requiring the dedication of a substantial portion of our expected cash flow or our existing cash to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including working capital, capital expenditures and research and development expenditures;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or
- placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources;

In the past five years, we have had negative cash flow from operations. We likely will not generate sufficient cash flow from our operations in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to our outstanding convertible senior notes and convertible subordinated notes. As of December 31, 2008, $151.8 million aggregate principal amount of our 3½% convertible senior notes due 2011 was outstanding. Our annual interest payments, beginning in 2007, for the 3½% convertible senior notes through 2010, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $5.3 million, and an additional $2.6 million in interest is payable in 2011. As of December 31, 2008, $250.0 million aggregate principal amount of our 3½% convertible subordinated notes due 2011 was outstanding. Our annual interest payments for the 3½% convertible subordinated notes through 2010, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $8.8 million, and an additional $4.4 million in interest is payable in 2011. As of December 31, 2008, $20.0 million aggregate principal amount of the non-interest bearing convertible subordinated notes held by Pfizer was outstanding, of which $10.0 million is due in 2013 and $10.0 million is due in 2014. If we are unable to generate cash from our operations or raise additional cash through financings sufficient to meet these obligations, we will need to use existing cash or liquidate marketable securities in order to fund these obligations, which may delay or curtail our research, development and commercialization programs. We may from time to time seek to repurchase or refinance our outstanding convertible notes that mature in February 2011. Repurchases might occur through cash purchases and/or exchanges for other securities in open market transactions, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Any issuance of equity securities in exchange for our outstanding convertible notes may be dilutive to our stockholders.

RISKS RELATING TO INTELLECTUAL PROPERTY AND LEGAL MATTERS

If we are subject to arbitration, litigation and infringement claims, they could be costly and disrupt our drug discovery and development efforts.

The technology that we use to make and develop our drug products, the technology that we incorporate in our products, and the products we are developing may be subject to claims that they infringe the patents or proprietary rights of others. The success of our drug discovery and development efforts will also depend on our ability to develop new compounds, drugs and technologies without infringing or misappropriating the proprietary rights of others. We are aware of patents and patent applications filed in certain countries claiming intellectual property relating to some of our drug discovery targets and product candidates. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if any of these patents are asserted against us or if we choose to license any of these patents, our ability to commercialize our products could be harmed or the potential return to us from any product that may be successfully commercialized could be diminished.

From time to time we have received, and we may in the future receive, notices from third parties offering licenses to technology or alleging patent, trademark, or copyright infringement, claims regarding trade secrets or other contract claims. Receipt of these notices could result in significant costs as a result of the diversion of the attention of management from our drug discovery and development efforts. Parties sending these notices may have brought and in the future may bring litigation against us or seek arbitration relating to contract claims.

We may be involved in future lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights or contract violations. In addition, litigation or other legal proceedings may be necessary to:

- assert claims of infringement;
- enforce our patents or trademarks;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

We may be unsuccessful in defending or pursuing these lawsuits, claims or other legal proceedings. Regardless of the outcome, litigation or other legal proceedings can be very costly and can divert management's efforts. For example, we settled patent litigation with Invitrogen Corporation in 2006. We incurred significant expenses related to this litigation and, as part of the settlement, paid Invitrogen $3.4 million. An adverse determination may subject us to significant liabilities or require us or our collaborators or licensees to seek licenses to other parties' patents or proprietary rights. We or our collaborators or licensees may also be restricted or prevented from manufacturing or selling a drug or other product that we or they develop. Further, we or our future collaborators or licensees may not be able to obtain any necessary licenses on acceptable terms, if at all. If we are unable to develop non-infringing technology or license technology on a timely basis or on reasonable terms, our business could be harmed.

We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use, a loss of revenue under a collaboration agreement or loss of sales to generic versions of our products or otherwise reduce our ability to compete in developing and commercializing products.

Our business and competitive position depends in significant part upon our ability to protect our proprietary technology, including any drug products that we create. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. For example, one of our collaborators may disclose proprietary information pertaining to our drug discovery efforts. In addition, while we have filed numerous patent applications with respect to our product candidates in the United States and in foreign countries, our patent applications may fail to result in issued patents. In addition, because patent applications can take several years to issue as patents, there may be pending patent applications of others that may later issue as patents that cover some aspect of our drug candidates. Our existing patents and any future patents we may obtain may not be broad enough to protect our products or all of the potential uses of our products, or otherwise prevent others from developing competing products or technologies. In addition, our patents may be challenged and invalidated or may fail to provide us with any competitive advantages if, for example, others were first to invent or first to file a patent application for the technologies and products covered by our patents.

Additionally, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a drug compound in-licensed to us or subject to a collaboration with a third party, the protection of the intellectual property rights may not be in our hands. If we do not control the intellectual property rights in-licensed to us with respect to a compound and the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize the in-licensed compound.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

- independently develop substantially equivalent proprietary information, products and techniques;
- otherwise gain access to our proprietary information; or
- design around patents issued to us or our other intellectual property.

We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.

If the effective term of our patents is decreased due to changes in the United States patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenues we derive from it may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The United States patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology applications may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications filed before 1995 that claim large numbers of genes or other additional subject matter and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might derive from the patents.

International patent protection is particularly uncertain and costly, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Biotechnology and pharmaceutical patent law outside the United States is even more uncertain and costly than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

Our corporate headquarters is in Wilmington, Delaware, which is where our drug discovery and development operations are also located. These facilities are leased to us until June 2010. We believe that these facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required. In addition to this lease, we had lease agreements as of December 31, 2008 for facilities that were closed as a part of the restructurings of our genomic information business in Palo Alto, California. As of December 31, 2008, we had multiple sublease and lease agreements covering approximately 255,000 square feet which expire between June 2010 and March 2011. Of the approximately 255,000 square feet leased, approximately 136,000 square feet of this space is currently subleased to others.

Item 3. ***Legal Proceedings***

We are not currently a party to any material legal proceedings. We may from time to time become involved in various legal proceedings arising in the ordinary course of business.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the fourth quarter of 2008.

Executive Officers of the Registrant

Our executive officers are as follows:

Paul A. Friedman, M.D., age 66, joined Incyte as the Chief Executive Officer and a Director in November 2001. Dr. Friedman also serves as our President. From 1998 until October 2001, Dr. Friedman served as President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of DuPont Pharmaceuticals Company (formerly The DuPont Merck Pharmaceutical Company), from 1994 to 1998 he served as President of Research and Development of The DuPont Merck Pharmaceutical Company, and from 1991 to 1994 he served as Senior Vice President at Merck Research Laboratories. Prior to his work at Merck and DuPont, Dr. Friedman was an Associate Professor of Medicine and Pharmacology at Harvard Medical School. Dr. Friedman is a Diplomate of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation. He received his A.B. in Biology from Princeton University and his M.D. from Harvard Medical School.

Patricia S. Andrews, age 50, joined Incyte as Executive Vice President and Chief Commercial Officer in October 2008. From 1991 to October 2008, Ms. Andrews was employed by Pfizer in various roles of increasing responsibility in Corporate Strategic Planning and Worldwide Pharmaceutical Operations. Ms. Andrews was most recently Vice President, General Manager of the U.S. Oncology business unit and Vice President, Specialty Markets, responsible for U.S. marketing of oncology, ophthalmology, endocrinology, anti-infectives, HIV and all products still sold but no longer actively marketed in the United States. Prior to joining Pfizer, from 1985 to 1990, Ms. Andrews held various positions at Marine Midland Bank, including Vice President, Capital Finance. Ms. Andrews received her B.A. in history and political science from Brown University and her M.B.A. from the University of Michigan.

David C. Hastings, age 47, has served as Executive Vice President and Chief Financial Officer since October 2003. From February 2000 to September 2003, Mr. Hastings served as Vice President, Chief Financial Officer, and Treasurer of ArQule, Inc. Prior to his employment with ArQule, Mr. Hastings was Vice President and Corporate Controller at Genzyme, Inc., where he was responsible for the management of the finance department. Prior to his employment with Genzyme, Mr. Hastings was the Director of Finance at Sepracor, Inc., where he was primarily responsible for Sepracor's internal and external reporting. Mr. Hastings is a Certified Public Accountant and received his B.A. in Economics at the University of Vermont.

Brian W. Metcalf, Ph.D., age 63, has served as Executive Vice President and Chief Drug Discovery Scientist since February 2002. From March 2000 to February 2002, Dr. Metcalf served as Senior Vice President and Chief Scientific Officer of Kosan Biosciences Incorporated. From December 1983 to March 2000, Dr. Metcalf held a number of executive management positions with SmithKline Beecham, most recently as Senior Vice President, Discovery Chemistry and Platform Technologies. Prior to joining SmithKline Beecham, Dr. Metcalf held positions with Merrell Research Center from 1973 to 1983. Dr. Metcalf received his B.S. and Ph.D. in Organic Chemistry from the University of Western Australia.

Patricia A. Schreck, age 55, joined Incyte as Executive Vice President and General Counsel in December 2003. Prior to joining Incyte, Ms. Schreck was Chief Patent Counsel at Elan Drug Delivery, Inc. Previously, she served as General Counsel for Genomics Collaborative, Inc. and diaDexus, Inc. (a SmithKline Beecham and Incyte joint venture). From 1992 through 1998, Ms. Schreck held a variety of senior patent and corporate legal positions at SmithKline Beecham. Ms. Schreck holds a B.A. in Chemistry and Biology from the University of Colorado and a J.D. from Villanova University School of Law. Ms. Schreck is admitted to practice before the United States Patent bar.

Paula J. Swain, age 51, has served as Executive Vice President, Human Resources, of Incyte since August 2002 and joined the company as Senior Vice President of Human Resources in January 2002. Ms. Swain served as Senior Vice President of Human Resources at Bristol Meyers Squibb from October 2001 to January 2002, after they acquired DuPont Pharmaceuticals Company. From July 1998 to October 2001, Ms. Swain was Senior Vice President of Human Resources at DuPont Pharmaceuticals. From October 1992 to July 1998, Ms. Swain held a variety of human resources positions of increasing responsibility at DuPont Pharmaceuticals. Ms. Swain received her B.A. in Psychology and Industrial Relations from Rockhurst University.

Richard S. Levy, M.D., age 51, has served as Executive Vice President and Chief Drug Development and Medical Officer since January 2009 and joined the company as Senior Vice President of Drug Development in August 2003. Prior to joining Incyte, Dr. Levy held positions of increasing responsibilities in drug development, clinical research and regulatory affairs at Celgene, from 2002 to 2003, DuPont Pharmaceuticals Company, from 1997 to 2002, and Sandoz (now part of Novartis), from 1991 to 1997. Prior to joining the pharmaceutical industry, Dr. Levy was Assistant Professor of Medicine at the UCLA School of Medicine. Dr. Levy is Board Certified in Internal Medicine and Gastroenterology and received his A.B. in Biology from Brown University and his M.D. from the University of Pennsylania.

Steven M. Friedman, M.D., age 63, has served as Executive Vice President of Biology and Preclinical Development since January 2009 and joined Incyte as Senior Vice President of Discovery Biology in January 2002. From February 2001 until joining Incyte, Dr. Friedman served as Vice President of Biology Research DuPont Pharmaceuticals Company and, subsequently, Bristol-Myers Squibb Company. From 1998 to 2001, he served as Executive Director of Immunological & Inflammatory Diseases Research DuPont Pharmaceuticals Company and in the same capacity for The DuPont Merck Pharmaceutical Company from 1997 to 1998. Prior to his work at DuPont Merck, Dr. Friedman was a Professor of Medicine at Cornell University Medical College. Dr. Friedman is a Diplomate of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation. He received his B.A. in Biochemistry from Princeton University and his M.D. from Cornell University Medical College. Dr. Paul A. Friedman and Dr. Steven M. Friedman are brothers.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock, $.001 par value per share, is traded on The Nasdaq Global Market ("Nasdaq") under the symbol "INCY." The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock on Nasdaq as reported in its consolidated transaction reporting system.

	High	Low
2007		
First Quarter	$ 7.70	$5.84
Second Quarter	8.30	5.79
Third Quarter	7.76	4.75
Fourth Quarter	10.93	7.02
2008		
First Quarter	$12.83	$8.33
Second Quarter	11.69	7.45
Third Quarter	10.42	7.01
Fourth Quarter	7.67	1.85

As of December 31, 2008, our common stock was held by 313 stockholders of record. We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future.

Item 6. ***Selected Financial Data***

Selected Consolidated Financial Data
(in thousands, except per share data)

The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and the Consolidated Financial Statements and related Notes included in Item 8 of this Report.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Consolidated Statement of Operations Data(1):					
Revenues:					
Contract revenues(2)	$ 659	$ 29,852	$ 24,226	$ —	$ —
License and royalty revenues	3,260	4,588	3,417	7,846	14,146
Total revenues	3,919	34,440	27,643	7,846	14,146
Costs and expenses:					
Research and development	146,362	104,889	87,596	95,618	88,271
Selling, general and administrative	17,073	15,238	14,027	11,656	20,551
Other expenses(3)	(227)	(407)	2,884	1,356	54,177
Total costs and expenses	163,208	119,720	104,507	108,630	162,999
Loss from operations	(159,289)	(85,280)	(76,864)	(100,784)	(148,853)
Interest and other income (expense), net	5,306	22,431	20,679	12,527	3,563
Interest expense	(24,937)	(24,032)	(17,911)	(16,052)	(17,241)
Gain (loss) on certain derivative financial instruments	—	—	—	(106)	(454)
Gain (loss) on redemption/repurchase of convertible subordinated notes	—	—	(70)	506	(226)
Loss from continuing operations before income taxes	(178,920)	(86,881)	(74,166)	(103,909)	(163,211)
Provision (benefit) for income taxes	—	—	—	(552)	453
Loss from continuing operations	(178,920)	(86,881)	(74,166)	(103,357)	(163,664)
Gain (loss) from discontinued operation, net of tax	—	—	—	314	(1,153)
Net loss	$(178,920)	$(86,881)	$(74,166)	$(103,043)	$(164,817)
Basic and diluted per share data					
Continuing operations	$ (1.99)	$ (1.03)	$ (0.89)	$ (1.24)	$ (2.19)
Discontinued operation	—	—	—	—	(0.02)
	$ (1.99)	$ (1.03)	$ (0.89)	$ (1.24)	$ (2.21)
Number of shares used in computation of basic and diluted per share data	89,785	84,185	83,799	83,321	74,555

(1) In December 2004, we entered into an agreement to sell certain assets and liabilities related to our Proteome facility based in Beverly, Massachusetts, which subsequently closed in January 2005. Fiscal year 2004 has been restated to present the operations of our Proteome facility as a discontinued operation.

(2) 2008, 2007 and 2006 contract revenues relate to our collaborative research and license agreement with Pfizer Inc.

(3) 2008, 2007 and 2005 charges relates to restructuring activity. 2006 charges relate to restructuring charges and $3.4 million paid to Invitrogen as a settlement fee. 2004 charges relate to restructuring charges and impairment of a long-lived asset.

	December 31,				
	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term and long-term marketable securities	$ 217,783	$ 257,327	$329,810	$344,971	$469,764
Working capital	155,157	227,817	278,421	326,119	449,832
Total assets	232,388	275,695	353,603	374,108	516,919
Convertible senior notes	130,969	122,180	113,981	—	—
Convertible subordinated notes	265,198	264,376	257,122	341,862	378,766
Stockholders' equity (deficit)	(220,750)	(159,517)	(84,908)	(19,397)	78,517

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

Overview

Incyte is a drug discovery and development company focused on developing proprietary small molecule drugs to treat serious unmet medical needs. We have a broad pipeline with programs focused primarily in the areas of oncology, inflammation, and diabetes.

Our wholly-owned pipeline includes the following compounds:

Drug Target	Drug Compound	Indication	Development Status
JAK			
	INCB18424 (Oral)	Myelofibrosis	Phase II
		Polycythemia Vera/Essential Thrombocythemia	Phase II
		Rheumatoid Arthritis	Phase II
		Refractory Prostate Cancer	Phase IIa
		Multiple Myeloma	Phase IIa
	INCB18424 (Topical)	Psoriasis	Phase IIb
	INCB28050	Rheumatoid Arthritis	Phase I
HSD1			
	INCB13739	Type 2 Diabetes	Phase IIb
	INCB20817	Type 2 Diabetes	Phase I
Sheddase			
	INCB7839	Solid Tumors	Phase IIa
		Breast Cancer	Phase II
c-MET			
	INCB28060	Solid Cancers	IND Cleared
IDO			
	INCB24360	Oncology	IND Cleared
HM74a			
	INCB19602	Type 2 Diabetes	Phase IIa
CCR2			
	INCB8696	Multiple Sclerosis	Phase I
CCR5			
	INCB9471	Human Immunodeficiency Virus (HIV)	Phase II
	INCB15050	HIV	Phase I

We anticipate incurring additional losses for several years as we expand our drug discovery and development programs. We also expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Conducting clinical trials for our drug candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our drug discovery and development efforts for several years, if at all. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations would be adversely impacted.

Collaborative Research and License Agreement with Pfizer

Effective in January 2006, we entered a collaborative research and license agreement with Pfizer Inc. ("Pfizer") for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments. We received a $3.0 million milestone payment from Pfizer in 2007.

Restructuring Programs

In February 2004, we made the decision to discontinue further development of our information products line, close our Palo Alto headquarters and focus solely on the discovery and development of novel drugs. We recorded $42.1 million in restructuring charges in 2004, including charges related to the closure of our facilities, prior tenant improvements and equipment, a workforce reduction and other items. The restructuring charge originally included the present value of future lease obligations for two facilities. In the fourth quarter of 2004, we made a lease termination payment to satisfy our remaining lease obligation with respect to one of the facilities. The lease obligation for the second facility extends through March 2011. As a result of the long term nature of the remaining lease obligation, we will be recording a charge each period through the March 2011 termination date of the lease related to increases in the fair value of the lease obligations in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which total approximately $0.4 million at December 31, 2008. The cash impact in 2008 from restructuring related charges was $5.0 million.

Critical Accounting Policies and Significant Estimates

The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Investments;
- Revenue recognition;
- Research and development costs;
- Valuation of long-lived assets;
- Restructuring charges; and
- Stock compensation.

Investments. We account for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. We carry our investments at their respective fair values. We periodically evaluate the fair values of our investments to determine whether any declines in the fair value of investments represent an other-than-temporary impairment. This evaluation consists of a review of several factors, including the length of time and extent that a security has been in an unrealized loss position, the existence of an event that would impair the issuer's future repayment potential, the near term prospects for recovery of the market value of a security and our intent and ability to hold the security until the market values recover, which may be maturity. If management determines that such an impairment exists, we would recognize an impairment charge. Because we may determine that market or business conditions may lead us to sell a short-term investment or marketable security prior to maturity, we classify our short-term investments and marketable securities as "available-for-sale." Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the balance sheets, and unrealized holding gains and losses for these investments are reported as a separate component of stockholders' equity until realized. We classify those marketable securities that may be used in operations within one year as short-term investments. Those marketable securities in which we have both the ability to hold until maturity and have a maturity date beyond one year from our most recent consolidated balance sheet date are classified as long-term marketable securities.

Revenue Recognition. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. We have entered into various types of agreements for access to our information databases and use of our intellectual property. Revenues are deferred for fees received before earned or until no further obligations exist. We exercise judgment in determining that collectibility is reasonably assured or that services have been delivered in accordance with the arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the customer's payment history and on the creditworthiness of the customer.

Revenues from ongoing database agreements are recognized evenly over the access period. Revenues from licenses to our intellectual property are recognized when earned under the terms of the related agreements. Royalty revenues are recognized upon the sale of products or services to third parties by the licensee or other agreed upon terms. We estimate royalty revenues based on previous period royalties received and information provided by the third party licensee. We exercise judgment in determining whether the information provided by licensees is sufficiently reliable for us to base our royalty revenue recognition thereon.

Under agreements involving multiple products, services and/or rights to use assets, the multiple elements are divided into separate units of accounting when certain criteria are met, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. When separate units of accounting exist, consideration is allocated among the separate elements based on their respective fair values. The determination of fair value of each element is based on objective evidence from historical sales of the individual elements by us to other customers. If such evidence of fair value for each undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value for each undelivered element does exist or until all elements of the arrangement are delivered. When elements are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation tied to the element is completed. When revenues for an element are not specifically tied to a separate earnings process, they are recognized ratably over the term of the agreement.

In connection with our collaborative research and license agreement with Pfizer, we received an upfront non-refundable payment of $40.0 million in January 2006. The $40.0 million upfront fee was recorded as deferred revenue and was recognized on a straight-line basis over two years, our estimated performance period under the agreement. In February 2006 and October 2007, Pfizer purchased, for a total of $20.0 million, a convertible subordinated note due 2013 and a convertible subordinated note due 2014 (collectively, the "Pfizer Notes"). As the Pfizer Notes are non-interest bearing, they have been discounted to their net present value. The difference between the cash received and the present value of the Pfizer Notes, plus the related beneficial conversion feature, totals $3.2 million for each note, which represented additional consideration from Pfizer under the agreement. We have accounted for this additional consideration as deferred revenue and have recognized it over our estimated performance period under the agreement. We recognized contract revenues for research services provided by our full time equivalents to Pfizer in the periods in which the services were performed. We received a $3.0 million milestone payment from Pfizer in the second quarter of 2007. All milestone payments will be recognized as revenue upon the achievement of the associated milestone.

Research and Development Costs. In accordance with Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs*, it is our policy to expense research and development costs as incurred. We often contract with clinical research organizations ("CROs") to facilitate, coordinate and perform agreed upon research and development of a new drug. To ensure that research and development costs are expensed as incurred, we record monthly accruals for clinical trials and preclinical testing costs based on the work performed under the contract.

These CRO contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay CRO fees, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed in accordance with EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.* Most professional fees, including project and clinical management, data management, monitoring, and medical writing fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

Our CRO contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs, including shipping and printing fees. We expense the costs of pass through fees under our CRO contracts as they are incurred, based on the best information available to us at the time. The estimates of the pass through fees incurred are based on the amount of work completed for the clinical trial and are monitored through correspondence with the CROs, internal reviews and a review of contractual terms. The factors utilized to derive the estimates include the number of patients enrolled, duration of the clinical trial, estimated patient attrition, screening rate and length of the dosing regimen. CRO fees incurred to set up the clinical trial are expensed during the setup period.

Valuation of Long-Lived Assets. We assess the impairment of long-lived assets, which includes property and equipment as well as intangible and other assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could indicate the need for an impairment review include the following:

- Significant changes in the strategy of our overall business;
- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of use of the acquired assets;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, in accordance with FASB Statement

No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets* ("SFAS 144"), we perform an undiscounted cash flow analysis to determine if impairment exists. If impairment exists, we measure the impairment based on the difference between the asset's carrying amount and its fair value.

Restructuring Charges. Costs associated with restructuring activities initiated after December 31, 2002, are accounted for in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). Costs associated with restructuring activities initiated prior to December 31, 2002 have been recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* ("EITF 94-3") and Staff Accounting Bulletin No. 100, *Restructuring and Impairment Charges* ("SAB 100"). Restructuring costs resulting from the acquisition of Maxia Pharmaceuticals, Inc. ("Maxia") have been recorded in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination* ("EITF 95-3"). The restructuring charges are comprised primarily of costs to exit facilities, reduce our workforce, write-off fixed assets, and pay for outside services incurred in the restructuring. The workforce reduction charge is determined based on the estimated severance and fringe benefit charge for identified employees. In calculating the cost to exit the facilities, we estimate for each location the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, the amount, if any, of sublease receipts and real estate broker fees. This requires us to estimate the timing and costs of each lease to be terminated, the amount of operating costs, and the timing and rate at which we might be able to sublease the site. To form our estimates for these costs, we perform an assessment of the affected facilities and consider the current market conditions for each site. We also estimate our credit adjusted risk free interest rate in order to discount our projected lease payments in accordance with SFAS 146. Estimates are also used in our calculation of the estimated realizable value on equipment that is being held for sale. These estimates are formed based on recent history of sales of similar equipment and market conditions. Our assumptions on either the lease termination payments, operating costs until terminated, the offsetting sublease receipts and estimated realizable value of fixed assets held for sale may turn out to be incorrect and our actual cost may be materially different from our estimates. Our estimates of future liabilities may change, requiring us to record additional restructuring charges or reduce the amount of liabilities recorded.

At the end of each reporting period, we evaluate the remaining accrued balances to ensure their adequacy, that no excess accruals are retained and the utilization of the provisions are for their intended purposes in accordance with developed exit plans. We periodically evaluate current available information and adjust our restructuring reserve as necessary. We also make adjustments related to accrued professional fees to adjust estimated amounts to actual.

Stock Compensation. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*, which revised Statement of Financial Accounting Standards 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*. SFAS 123R requires all share-based payment transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values. SFAS 123R requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates, to value equity-based compensation. SFAS 123R requires the recognition of the fair value of stock compensation in the statement of operations. Under the provisions of SFAS 123R, we recorded $15.0 million, $10.1 million and $8.9 million of stock compensation expense for the years ended December 31, 2008, 2007 and 2006 respectively.

Results of Operations

Years Ended December 31, 2008 and 2007

We recorded net losses from operations for the years ended December 31, 2008 and 2007 of $178.9 million and $86.9 million, respectively. On a basic and diluted per share basis, net loss from operations was $1.99 and $1.03 for the years ended December 31, 2008 and 2007, respectively.

Revenues

	For the Years Ended, December 31,	
	2008	2007
	(in millions)	
Contract revenues	$0.7	$29.8
License and royalty revenues	3.2	4.6
Total revenues	$3.9	$34.4

Our contract revenues were $0.7 million and $29.8 million in 2008 and 2007, respectively. Contract revenues were derived from recognition of revenue associated with the Pfizer $40.0 million upfront fee, recognition of revenue associated with the debt discount and beneficial conversion feature related to the Pfizer Notes, and research services provided to Pfizer. The decrease from 2008 to 2007 primarily relates to completion in early 2008 of the amortization of the upfront fee received from Pfizer under our collaborative research and license agreement. In addition, we received a $3.0 million milestone payment from Pfizer during 2007.

Our license and royalty revenues were $3.2 million and $4.6 million in 2008 and 2007, respectively. License and royalty revenues were derived from database subscriptions and licensing of our gene- and genomic-related intellectual property. We expect that revenues generated from information products, including licensing of gene- and genomic-related intellectual property, will decline as we focus on our drug discovery and development programs.

For the year ended December 31, 2008 and 2007, revenues from companies considered to be related parties, as defined by FASB Statement No. 57 ("SFAS 57"), *Related Party Disclosures*, were $1.1 million and $0.6 million, respectively. Our related parties consist of companies in which members of our Board of Directors have invested, either directly or indirectly, or in which a member of our Board of Directors is an officer or holds a seat on the Board of Directors (other than an Incyte-held Board seat).

Operating Expenses

Research and development expenses

	For the Years Ended, December 31,	
	2008	2007
	(in millions)	
Salary and benefits related	$ 35.0	$ 32.8
Stock compensation	10.7	6.9
Clinical research and outside services	84.1	47.9
Occupancy and all other costs	16.6	17.3
Total research and development expenses	$146.4	$104.9

We currently track research and development costs by natural expense line and not costs by project. Salary and benefits related expense increased from 2007 to 2008 due to increased development headcount. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. The increase in clinical research and outside services from 2007 to 2008 is due primarily from the growth and advancement of our clinical pipeline. The decrease in occupancy and all other costs from 2007 to 2008 was primarily the result of decreased depreciation costs.

Research and development expenses may fluctuate from period to period depending upon the stage of certain projects and the level of preclinical and clinical trial-related activities. Many factors can affect the cost and timing of our clinical trials, including inconclusive results requiring additional clinical trials, slow patient enrollment, the need to enroll additional patient cohorts, adverse side effects among patients, the availability of supplies for our clinical trials and real or perceived lack of effectiveness or safety of our investigational drugs in our clinical trials. In addition, the development of all of our product candidates will be subject to extensive governmental regulation. These factors make it difficult for us to predict the timing and costs of the further development and approval of our products.

Selling, general and administrative expenses

	For the Years Ended, December 31,	
	2008	2007
	($ in millions)	
Salary and benefits related	$ 6.3	$ 6.4
Stock compensation	4.3	3.2
Other contract services and outside costs	6.5	5.6
Total selling, general and administrative expenses	$17.1	$15.2

Salary and benefits related expense decreased from 2007 to 2008 due to decreased incentive compensation expense. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. Other contract services and outside costs increased due higher professional service fees.

Other expenses. Other expenses for the years ended December 31, 2008 and 2007 were $(0.2) million and $(0.4) million, respectively.

In 2008, we recorded $(0.4) million of benefit in connection with our 2004 restructuring program and $0.2 million of expense in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia. In 2007, we recorded $0.7 million of expense in connection with our 2004 restructuring program and $0.9 million of benefit in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia.

Other income (expense)

Interest and other income (expense), net. Interest and other income (expense), net, for the years ended December 31, 2008 and 2007 was $5.3 million and $22.4 million, respectively. The decrease in 2008 from 2007 was primarily attributable to the $8.5 million realized gain recorded from the sale of our investment in a privately-held company in December 2007, a lower average cash balance and lower interest rates during 2008.

Interest expense. Interest expense for the years ended December 31, 2008 and 2007 was $24.9 million and $24.0 million, respectively. The increase in 2008 from 2007 is primarily attributable to the increase in accretion of the discount related to the 3½% convertible senior notes due 2011 (the "3½% Senior Notes") issued in September 2006.

Provision (benefit) for income taxes. Due to our net losses in 2008 and 2007, we did not have an annual income tax provision.

Years Ended December 31, 2007 and 2006

We recorded net losses from operations for the years ended December 31, 2007 and 2006 of $86.9 million and $74.2 million, respectively. On a basic and diluted per share basis, net loss from operations was $1.03 and $0.89 for the years ended December 31, 2007 and 2006, respectively.

Revenues

	For the Years Ended, December 31,	
	2007	**2006**
	(in millions)	
Contract revenues	$29.8	$24.2
License and royalty revenues	4.6	3.4
Total revenues	$34.4	$27.6

Our contract revenues were $29.8 million and $24.2 million in 2007 and 2006, respectively. Contract revenues were derived from recognition of revenue associated with the Pfizer $40.0 million upfront fee, recognition of revenue associated with the debt discount and beneficial conversion feature related to the Pfizer Notes, and research services provided to Pfizer. In addition, we received a $3.0 million milestone payment from Pfizer during 2007.

Our license and royalty revenues were $4.6 million and $3.4 million in 2007 and 2006, respectively. License and royalty revenues were derived from database subscriptions and licensing of our gene- and genomic-related intellectual property.

For the year ended December 31, 2007 and 2006, revenues from companies considered to be related parties as defined by SFAS 57 were $0.6 million and $0.3 million, respectively. Our related parties consist of companies in which members of our Board of Directors have invested, either directly or indirectly, or in which a member of our Board of Directors is an officer or holds a seat on the Board of Directors (other than an Incyte-held Board seat).

Operating Expenses

Research and development expenses

	For the Years Ended, December 31,	
	2007	**2006**
	(in millions)	
Salary and benefits related	$ 32.8	$27.1
Stock compensation	6.9	5.7
Clinical research and outside services	47.9	38.9
Occupancy and all other costs	17.3	15.9
Total research and development expenses	$104.9	$87.6

We currently track research and development costs by natural expense line and not costs by project. Salary and benefits related expense increased from 2006 to 2007 due to increased development headcount and incentive compensation expense. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. The increase in clinical research and outside services from 2006 to 2007 is due primarily from the growth and advancement of our clinical pipeline. The increase in occupancy and all other costs from 2006 to 2007 was primarily the result of costs associated with intellectual property protection.

Selling, general and administrative expenses

	For the Years Ended, December 31,	
	2007	2006
	($ in millions)	
Salary and benefits related	$ 6.4	$ 5.4
Stock compensation	3.2	3.2
Other contract services and outside costs	5.6	5.4
Total selling, general and administrative expenses	$15.2	$14.0

Salary and benefits related expense increased from 2006 to 2007 due to increased incentive compensation expense. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation.

Other expenses. Other expenses for the years ended December 31, 2007 and 2006 were $(0.4) million and $2.9 million, respectively. The decrease from 2006 to 2007 is due primarily to the settlement agreement with Invitrogen related to our discontinued genomic information business which resulted in a $3.4 million charge recorded in other expenses in 2006. This settlement resolved all outstanding claims included in the litigation.

In 2007, we recorded $0.7 million of expense in connection with our 2004 restructuring program and $0.9 million of benefit in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia. In 2006, we recorded $1.0 million of expense in connection with our 2004 restructuring program and $1.5 million of benefit in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia.

Other income (expense)

Interest and other income (expense), net. Interest and other income (expense), net, for the years ended December 31, 2007 and 2006 was $22.4 million and $20.7 million, respectively. The increase in 2007 from 2006 was primarily attributable to the $8.5 million realized gain recorded from the sale of our investment in a privately-held company in December 2007 offset by a lower average cash balance during 2007. In 2006, we recorded a $6.2 million realized gain from the sale of our investment in a publicly-held company offset by an impairment charge of $1.3 million recorded to reduce the carrying value of our investment in a privately-held investee.

Interest expense. Interest expense for the years ended December 31, 2007 and 2006 was $24.0 million and $17.9 million, respectively. The increase in 2007 from 2006 is primarily attributable to the increase in accretion of the discount related to the 3½% Senior Notes issued in September 2006 of $8.2 million in 2007 compared to $2.1 million in the corresponding period of 2006.

Gain (loss) on redemption/repurchase of convertible subordinated notes. In 2006 we redeemed $91.6 million principal amount of our 5.5% convertible subordinated notes due 2007 (the "5.5% Notes"). The redemption resulted in a loss of $0.1 million for the year ended December 31, 2006.

Provision (benefit) for income taxes. Due to our net losses in 2007 and 2006, we did not have an annual income tax provision.

Recent Accounting Pronouncements

In May 2008, the FASB issued Staff Position No. Accounting Principles Board 14-1, ("FSP No. APB 14-1"), *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. FSP No. APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP No. APB 14-1 is effective for us as of January 1, 2009. We do not expect the adoption of APB 14-1 to have a material impact on our consolidated financial statements.

In June 2008, the FASB issued EITF 07-5, "*Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. We have not yet determined what, if any, affect EITF 07-5 will have on our results of operations or financial condition.

Liquidity and Capital Resources

	2008	2007	2006
		(in millions)	
December 31:			
Cash, cash equivalents, and short-term and long-term marketable securities	$ 217.8	$257.3	$329.8
Working capital	$ 155.2	$227.8	$278.4
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$(140.9)	$(92.7)	$(50.4)
Investing activities	$ 105.9	$170.4	$ 26.0
Financing activities	$ 104.9	$ 12.3	$ 31.7
Capital expenditures (included in investing activities above)	$ 0.7	$ 1.2	$ 1.6

Sources and Uses of Cash. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since we were incorporated in 1991 through 1996 and in 1999 through 2008. As such, we have funded our research and development operations through sales of equity securities, the issuance of convertible notes, cash received from customers, and collaborative arrangements. As of December 31, 2008, approximately $19.8 million of marketable securities were classified as long-term assets on the consolidated balance sheet as they had been in an unrealized loss position for longer than six months and we have the intent and ability to hold them until the carrying value recovers, which may be longer than one year. At December 31, 2008, we had available cash, cash equivalents, and short-term and long-term marketable securities of $217.8 million. Our cash and marketable securities balances are held in a variety of interest-bearing instruments including money market accounts, obligations of U.S. government agencies, high-grade corporate bonds, and asset backed and mortgage backed securities. Available cash is invested in accordance with our investment policy's primary objectives of liquidity, safety of principal and diversity of investments. Recent distress in the financial markets has had an adverse impact on financial market activities including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. We have assessed the implications of these factors on our current business and determined that there had not been a significant impact to our financial position, results of operations or liquidity during 2008.

Cash used in Operating Activities. The $48.2 million increase in cash used in operating activities from 2007 to 2008 was due primarily to the increase in our net loss. The $42.3 million increase in cash used in operating activities from 2006 to 2007 was due primarily to the $40.0 million nonrefundable upfront fee received from Pfizer in January 2006.

Cash provided by Investing Activities. Our investing activities, other than purchases, sales and maturities of marketable securities, have consisted predominantly of capital expenditures and sales and purchases of long-term investments. In the future, net cash used by investing activities may fluctuate significantly from period to period due to the timing of strategic equity investments, acquisitions, including possible earn-out payments to former Maxia stockholders, capital expenditures and maturities/sales and purchases of marketable securities.

Cash provided by (used in) Financing Activities. During 2008, we received net proceeds of $101.7 million from the issuance of common stock. In addition, we received $3.2 million of proceeds from issuance of common stock under our stock plans and employee stock purchase plan. During 2007, in connection with the collaborative research and license agreement, Pfizer purchased a $10.0 million Pfizer Note. In addition, we received $2.3 million of proceeds from issuance of common stock under our stock plans and employee stock purchase plan. During 2006, we issued a total of $151.8 million of 3½% Senior Notes, which resulted in cash proceeds of approximately $111.9 million. In addition, we redeemed $91.6 million of the 5.5% Notes during 2006. In connection with the collaborative research and license agreement, Pfizer purchased a $10.0 million Pfizer Note in February 2006.

The following summarizes our significant contractual obligations as of December 31, 2008 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Total	Less Than 1 Year	Years 1 - 3	Years 4 - 5	Over 5 Years
Contractual Obligations:					
Principal on convertible subordinated debt	$270.0	$ —	$250.0	$10.0	$10.0
Principal on convertible senior debt	151.8	—	151.8	—	—
Interest on convertible subordinated debt	21.8	8.7	13.1	—	—
Interest on convertible senior debt	13.3	5.3	8.0	—	—
Non-cancelable operating lease obligations:					
Related to current operations	8.1	5.4	2.7	—	—
Related to vacated space	17.2	7.9	9.3	—	—
Total contractual obligations	$482.2	$27.3	$434.9	$10.0	$10.0

The amounts and timing of payments related to vacated facilities may vary based on negotiated timing of lease terminations. We have entered into sublease agreements for our vacated space with scheduled payments to us of $2.7 million (less than 1 year) and $3.0 million (years 1 - 3); these scheduled payments are not reflected in the above table.

The table above excludes certain commitments that are contingent upon future events. The most significant of these contractual commitments that we consider to be contingent obligations are summarized below.

Commitments related to our acquisition of Maxia are considered contingent commitments as future events must occur to cause these commitments to be enforceable. We completed our acquisition of Maxia in February 2003. Under the merger agreement, former Maxia stockholders have the right to receive certain earn out amounts of up to a potential aggregate amount of $14.0 million upon the occurrence of certain research and development milestones set forth in the merger agreement. Twenty percent of each earn out payment, if earned, will be paid in cash and the remaining eighty percent will be paid in shares of our common stock such that an aggregate of $2.8 million in cash and $11.2 million in our common stock (based upon the then fair value) could potentially be paid pursuant to the earn out milestones. The milestones are set to occur as Maxia products enter various stages of human clinical trials and may be earned at any time prior to the tenth anniversary of the consummation of the merger. In any event, no more than 13,531,138 shares of our common stock may be issued to former Maxia stockholders in the aggregate pursuant to the merger agreement. None of these milestones has been achieved as of December 31, 2008.

We have entered into and may in the future seek to license additional rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, milestone payments, and royalties on sales of future products.

We believe that our cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs for at least the next twelve months. Our cash requirements depend on numerous factors, including our expenditures in connection with potential repayments of our 3½% Senior Notes, 3½% convertible subordinated notes due 2011, and the Pfizer Notes; expenditures in connection with our drug discovery and development programs; expenditures in connection with litigation or other legal proceedings; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; our receipt of any milestone or other payments under any collaborative agreements we may enter into, including the agreement with Pfizer; and expenditures in connection with alliances and license agreements. Changes in our research and development plans or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources. We expect that future revenues generated from information products, including licensing of intellectual property, will continue to decline as we focus on drug discovery and development programs, and in 2009, will not represent a significant source of cash inflow for us. We intend to continue to evaluate options to repurchase or refinance our outstanding convertible notes that mature in February 2011. Repurchases might occur through cash purchases and/or exchanges for other securities in open market transactions, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Any issuance of equity securities in exchange for our outstanding convertible notes may be dilutive to our stockholders.

Until we can generate a sufficient amount of product revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations. The sale of equity or additional convertible debt securities in the future may be dilutive to our stockholders, and may provide for rights, preferences or privileges senior to those of our holders of common stock. Debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness. We do not know whether additional funding will be available on acceptable terms, if at all. Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. These events have generally made equity and debt financing difficult to obtain. If we are not able to secure additional funding when needed, we may have to scale back our operations, delay or eliminate one or more of our research or development programs, or attempt to obtain funds by entering into an agreement with a collaborative partner that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates.

Off Balance Sheet Arrangements

We have no material off-balance sheet arrangements other than those that are discussed under Contractual Obligations.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our investments in marketable securities, which are composed primarily of investment-grade corporate bonds, U.S. government agency debt securities, mortgage and asset-backed securities and money market funds, are subject to default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market rate interest rates increase. As of December 31, 2008, cash, cash equivalents and short-term and long-term marketable securities were $217.8 million. Due to the nature of these investments, if market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 2008 the decline in fair value would not be material.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Incyte Corporation

We have audited the accompanying consolidated balance sheets of Incyte Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Incyte Corporation, at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Incyte Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 24, 2009

INCYTE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except number of shares and par value)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 178,767	$ 108,854
Marketable securities—available-for-sale	19,257	147,576
Accounts receivable	1,050	1,551
Prepaid expenses and other current assets	6,420	6,431
Total current assets	205,494	264,412
Marketable securities—available-for-sale	19,759	897
Property and equipment, net	2,796	3,943
Intangible and other assets, net	4,339	6,443
Total assets	$ 232,388	$ 275,695
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 15,679	$ 7,806
Accrued compensation	9,330	10,693
Interest payable	5,273	5,273
Accrued and other current liabilities	14,893	7,226
Deferred revenue	62	649
Accrued restructuring	5,100	4,948
Total current liabilities	50,337	36,595
Convertible senior notes	130,969	122,180
Convertible subordinated notes	265,198	264,376
Other liabilities	6,634	12,061
Total liabilities	453,138	435,212
Stockholders' deficit:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 97,339,849 and 84,533,069 shares issued and outstanding as of December 31, 2008 and 2007, respectively	97	85
Additional paid-in capital	961,214	841,320
Accumulated other comprehensive loss	(2,747)	(528)
Accumulated deficit	(1,179,314)	(1,000,394)
Total stockholders' deficit	(220,750)	(159,517)
Total liabilities and stockholders' deficit	$ 232,388	$ 275,695

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
Contract revenues	$ 659	$ 29,852	$ 24,226
License and royalty revenues	3,260	4,588	3,417
Total revenues	3,919	34,440	27,643
Costs and expenses:			
Research and development	146,362	104,889	87,596
Selling, general and administrative	17,073	15,238	14,027
Other expenses	(227)	(407)	2,884
Total costs and expenses	163,208	119,720	104,507
Loss from operations	(159,289)	(85,280)	(76,864)
Interest and other income, net	5,306	22,431	20,679
Interest expense	(24,937)	(24,032)	(17,911)
Loss on redemption/repurchase of convertible subordinated notes	—	—	(70)
Net loss	$(178,920)	$(86,881)	$(74,166)
Basic and diluted per share data	$ (1.99)	$ (1.03)	$ (0.89)
Shares used in computing basic and diluted net loss per share	89,785	84,185	83,799

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Net loss	$(178,920)	$(86,881)	$(74,166)
Other comprehensive gain (loss):			
Unrealized gains (losses) on marketable securities	(3,600)	(113)	1,428
Reclassification adjustment for realized (gains) losses on marketable securities	1,381	—	(3,071)
Other comprehensive loss	(2,219)	(113)	(1,643)
Comprehensive loss	$(181,139)	$(86,994)	$(75,809)

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except number of shares)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at December 31, 2005	$84	$818,638	$ 1,228	$ (839,347)	$ (19,397)
Issuance of 61,931 shares of Common Stock upon exercise of stock options and 313,715 shares of Common Stock under the ESPP	—	1,408	—	—	1,408
Stock compensation expense	—	8,890	—	—	8,890
Other comprehensive loss	—	—	(1,643)	—	(1,643)
Net loss	—	—	—	(74,166)	(74,166)
Balances at December 31, 2006	$84	$828,936	$ (415)	$ (913,513)	$ (84,908)
Issuance of 222,654 shares of Common Stock upon exercise of stock options and 337,689 shares of Common Stock under the ESPP	1	2,325	—	—	2,326
Stock compensation expense	—	10,059	—	—	10,059
Other comprehensive loss	—	—	(113)	—	(113)
Net loss	—	—		(86,881)	(86,881)
Balances at December 31, 2007	$85	$841,320	$ (528)	$(1,000,394)	(159,517)
Issuance of 289,031 shares of Common Stock upon exercise of stock options and 442,749 shares of Common Stock under the ESPP	—	3,226	—	—	3,226
Issuance of 12,075,000 shares of Common Stock	12	101,642	—	—	101,654
Stock compensation expense	—	15,026	—	—	15,026
Other comprehensive loss	—	—	(2,219)	—	(2,219)
Net loss	—	—	—	(178,920)	(178,920)
Balances at December 31, 2008	$97	$961,214	$(2,747)	$(1,179,314)	$(220,750)

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(178,920)	$(86,881)	$ (74,166)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash restructuring charges	(227)	(407)	(552)
Depreciation and amortization	13,071	12,963	7,411
Stock-based compensation	15,026	10,059	8,890
Gain on repurchase of convertible subordinated notes	—	—	(70)
Compensation expense on executive loans	—	—	18
Impairment of long-term investments and marketable securities	1,381	—	1,312
Realized gain on long-term investments and marketable securities, net	(700)	(8,479)	(6,230)
Changes in operating assets and liabilities:			
Accounts receivable	501	522	(650)
Prepaid expenses and other assets	467	1,121	586
Accounts payable	7,873	1,890	2,343
Accrued and other liabilities	1,255	2,349	(8,653)
Deferred revenue	(587)	(25,831)	19,394
Net cash used in operating activities	(140,860)	(92,694)	(50,367)
Cash flows from investing activities:			
Capital expenditures	(698)	(1,153)	(1,568)
Purchases of marketable securities	22	(45,024)	(511,408)
Sales of marketable securities	58,824	135,150	109,971
Maturities of marketable securities	47,745	81,389	429,040
Net cash provided by investing activities	105,893	170,362	26,035
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock plans	3,226	2,325	1,408
Net proceeds from issuance of common stock	101,654	—	—
Redemption/repurchase of convertible subordinated notes	—	—	(91,614)
Net proceeds from issuance of convertible senior and subordinated notes	—	10,000	121,905
Net cash provided by financing activities	104,880	12,325	31,699
Net increase in cash and cash equivalents	69,913	89,993	7,367
Cash and cash equivalents at beginning of year	108,854	18,861	11,494
Cash and cash equivalents at end of year	$ 178,767	$108,854	$ 18,861
Supplemental Schedule of Cash Flow Information			
Interest paid	$ 14,064	$ 13,464	$ 14,839
Taxes paid	$ —	$ —	$ —

See accompanying notes.

INCYTE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business. Incyte Corporation ("Incyte," "we," "us," or "our") is a drug discovery and development company focused on developing proprietary small molecule drugs to treat serious unmet medical needs. We have a pipeline with programs focused primarily in the areas of oncology, inflammation, and diabetes.

We were founded and incorporated in Delaware in 1991. Until 2001, we devoted substantially all of our resources to the development, marketing and sales of information and genomic products. We began our drug discovery and development activities in early 2002.

Principles of Consolidation. The consolidated financial statements include the accounts of Incyte Corporation and our wholly owned subsidiaries. All material inter-company accounts, transactions, and profits have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation. The financial statements of subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date, as appropriate. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders'equity (deficit). Income and expense items are translated at average monthly rates of exchange.

Concentrations of Credit Risk. Cash, cash equivalents, marketable securities, trade receivables, and long-term strategic investments are financial instruments which potentially subject us to concentrations of credit risk. The estimated fair value of financial instruments approximates the carrying value based on available market information. We primarily invest our excess available funds in notes and bills issued by the U.S. government and its agencies and corporate debt securities and, by policy, limit the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government. Our customers for our information products are primarily pharmaceutical and biotechnology companies which are typically located in the United States and Europe. We have not experienced any significant credit losses on cash, cash equivalents, marketable securities or trade receivables to date and do not require collateral on receivables.

Cash and Cash Equivalents. Cash and cash equivalents are held in U.S. banks or in custodial accounts with U.S. banks. Cash equivalents are defined as all liquid investments and money market funds with maturity from date of purchase of 90 days or less that are readily convertible into cash and have insignificant interest rate risk.

Marketable Securities—Available-for-Sale. All marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, based on quoted market prices and observable inputs, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity (deficit). We classify marketable securities available to fund current operations as current assets on the consolidated balance sheets. Marketable securities are classified as long-term assets on the consolidated balance sheets if (i) they have been in an unrealized loss position for longer than six months and (ii) we have the ability to hold them until the carrying value is recovered and such holding

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

period may be longer than one year. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in "Interest and other income (expense), net." The cost of securities sold is based on the specific identification method.

Accounts Receivable. As of December 31, 2008 and 2007 we had no allowance for doubtful accounts. We provide an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when we determine that recovery is unlikely and we cease collection efforts.

Property and Equipment. Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets (generally three to five years). Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or lease term.

Certain laboratory and computer equipment used by us could be subject to technological obsolescence in the event that significant advancement is made in competing or developing equipment technologies. Management continually reviews the estimated useful lives of technologically sensitive equipment and believes that those estimates appropriately reflect the current useful life of our assets. In the event that a currently unknown significantly advanced technology became commercially available, we would re-evaluate the value and estimated useful lives of our existing equipment, possibly having a material impact on the financial statements.

Valuation of Long-Lived Assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable such as a significant industry downturn or a significant decline in our market value. Determination of recoverability is based on an estimate of undiscounted cash flows resulting from the use of the asset and its eventual disposition. Measurement of impairment charges for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of such assets. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There have been no impairments of long-lived assets during the years ended December 31, 2008, 2007 or 2006.

Long-Term Investments. We have made equity and debt investments in a number of companies whose businesses may be complementary to our business. Most of these investments were made in connection with the establishment of a collaborative arrangement between us and the investee company. Our long-term investments have historically consisted of investments in both privately and publicly-held companies in which we have owned less than 20% of the outstanding voting stock and have not had the ability to exert significant influence over the investees. Accordingly, our long-term investments in privately-held companies have been accounted for under the cost method and our investments in publicly-held companies have been accounted for in accordance with Financial Accounting Standards Board ("FASB") Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Our investments in publicly-held companies are classified as available-for-sale and are adjusted to their fair value each period based on their quoted market price with any adjustments being recorded in accumulated other comprehensive income (loss) as a separate component of stockholders' equity (deficit).

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

We periodically evaluate the carrying value of our ownership interests in privately-held cost method investees by reviewing conditions that might indicate an other-than temporary decline in fair value, including the following:

- Financial performance of the investee;
- Achievement of business plan objectives and milestones including the hiring of key employees, obtaining key business partnerships, and progress related to research and development activities;
- Available cash; and
- Completion of debt and equity financings.

If our review of these factors indicates that an other-than-temporary decline in the fair value of the investee has occurred, we estimate the fair value of the investee. When the carrying value of our investments is materially greater than our pro-rata share of the estimated fair value of the investee, we record an impairment charge to reduce our carrying value. Impairment charges are recorded in the period when the related triggering condition becomes known to management. We use the best information available in performing our periodic evaluations; however, the information available may be limited. These evaluations involve significant management judgment, and the actual amounts realized for a specific investment may differ from the carrying value.

Intangible and Other Assets. Patent application costs relating to ongoing drug discovery and development are charged to expense as incurred. In prior years, costs of patents, patent applications and patent defense for gene and genomic patents were capitalized and amortized on a straight-line basis over their estimated useful lives of approximately five years in accordance with the provisions of Accounting Principles Board Opinion No. 17, *Intangible Assets* ("APB 17").

Income Taxes. Income taxes are accounted for using SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes are provided at the currently enacted income tax rates for the difference between the financial statement and income tax basis of assets and liabilities and carry-forward items. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax audits and issues. In addition, valuation allowances are established for deferred tax assets where the amount of expected future taxable income from operations does not support the realization of the asset. We believe that the current assumptions and other considerations used to estimate the current year effective and deferred tax positions are appropriate. However, if the actual outcome of future tax consequences differs from our estimates and assumptions, the resulting change to the provision for income taxes could have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

Financing Costs Related to Long-term Debt. Costs associated with obtaining long-term debt are deferred and amortized over the term of the related debt using the effective interest method.

Net Income (Loss) Per Share. We follow the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), *Earnings Per Share,* which requires us to present basic and diluted earnings per share. Our basic and diluted losses per share are calculated by dividing the net loss by the

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

weighted average number of shares of common stock outstanding during all periods presented. Options to purchase stock and convertible debt are included in diluted earnings per share calculations, unless the effects are anti-dilutive.

Accumulated Other Comprehensive Income (Loss). Accumulated other comprehensive income (loss) consists of the following:

	December 31, 2008	December 31, 2007
	(in thousands)	
Unrealized losses on marketable securities	$(2,740)	$(521)
Cumulative translation adjustment	(7)	(7)
	$(2,747)	$(528)

Revenue Recognition. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. We have entered into various types of agreements for access to our information databases and use of our intellectual property. Revenues are deferred for fees received before earned or until no further obligations exist. We exercise judgment in determining that collectibility is reasonably assured or that services have been delivered in accordance with the arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the customer's payment history and on the creditworthiness of the customer.

Revenues from ongoing database agreements are recognized evenly over the access period. Revenues from licenses to our intellectual property are recognized when earned under the terms of the related agreements. Royalty revenues are recognized upon the sale of products or services to third parties by the licensee or other agreed upon terms. We estimate royalty revenues based on previous period royalties received and information provided by the third party licensee. We exercise judgment in determining whether the information provided by licensees is sufficiently reliable for us to base our royalty revenue recognition thereon.

Under agreements involving multiple products, services and/or rights to use assets, the multiple elements are divided into separate units of accounting when certain criteria are met, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. When separate units of accounting exist, consideration is allocated among the separate elements based on their respective fair values. The determination of fair value of each element is based on objective evidence from historical sales of the individual elements by us to other customers. If such evidence of fair value for each undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value for each undelivered element does exist or until all elements of the arrangement are delivered. When elements are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation tied to the element is completed. When revenues for an element are not specifically tied to a separate earnings process, they are recognized ratably over the term of the agreement.

In connection with our collaborative research and license agreement with Pfizer Inc. ("Pfizer"), we received an upfront non-refundable payment of $40.0 million in January 2006. The $40.0 million upfront

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

fee was recorded as deferred revenue and was recognized on a straight-line basis over two years, our estimated performance period under the agreement. In February 2006 and October 2007, Pfizer purchased, for a total of $20.0 million, a convertible subordinated note due 2013 and a convertible subordinated note due 2014 (collectively, the "Pfizer Notes"). As the Pfizer Notes are non-interest bearing, they have been discounted to their net present value. The difference between the cash received and the present value of the Pfizer Notes, plus the related beneficial conversion feature, totals $3.2 million for each note, which represented additional consideration from Pfizer under the agreement. We have accounted for this additional consideration as deferred revenue and have recognized it over our estimated performance period under the agreement. We recognized contract revenues for research services provided by our full time equivalents to Pfizer in the periods in which the services were performed. We received a $3.0 million milestone payment from Pfizer in the second quarter of 2007. All milestone payments will be recognized as revenue upon the achievement of the associated milestone.

Research and Development. In accordance with Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs*, it is our policy to expense research and development costs as incurred. We often contract with clinical research organizations ("CROs") to facilitate, coordinate and perform agreed upon research and development of a new drug. To ensure that research and development costs are expensed as incurred, we record monthly accruals for clinical trials and preclinical testing costs based on the work performed under the contract.

These CRO contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay CRO fees, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed in accordance with EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.* Most professional fees, including project and clinical management, data management, monitoring, and medical writing fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

Our CRO contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs, including shipping and printing fees. We expense the costs of pass through fees under our CRO contracts as they are incurred, based on the best information available to us at the time. The estimates of the pass through fees incurred are based on the amount of work completed for the clinical trial and are monitored through correspondence with the CROs, internal reviews and a review of contractual terms. The factors utilized to derive the estimates include the number of patients enrolled, duration of the clinical trial, estimated patient attrition, screening rate and length of the dosing regimen. CRO fees incurred to set up the clinical trial are expensed during the setup period.

Other Expenses. We recognize other expenses in connection with our plans to exit certain activities. In connection with our exit activities, we record other expenses for employee termination benefit costs, long-lived asset impairments, costs related to leased facilities to be abandoned or subleased, and other exit-related costs. These charges were incurred pursuant to formal plans developed by management and accounted for in accordance with FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, ("SFAS 146"), EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* ("EITF 94-3") and EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business*

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Combination ("EITF 95-3"). Fixed assets that are written off or impaired as a result of restructuring plans are typically held for sale or scrapped. The remaining carrying value of such assets was not material as of December 31, 2008 and 2007. The recognition of other expenses requires our management to make judgments and estimates regarding the nature, timing, and amount of costs associated with the planned exit activity, including estimating sublease income and the fair value, less sales costs, of equipment to be disposed of. Management's estimates of future liabilities may change, requiring us to record additional restructuring charges or reduce the amount of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that they are adequate, that no excess accruals are retained, and that the utilization of the provisions are for their intended purposes in accordance with developed exit plans.

Stock-Based Compensation. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*, which revised Statement of Financial Accounting Standards 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*. SFAS 123R requires all share-based payment transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values. SFAS 123R requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates, to value equity-based compensation. SFAS 123R requires the recognition of the fair value of stock compensation in the statement of operations. Under the provisions of SFAS 123R, we recorded $15.0 million, $10.1 million and $8.9 million of stock compensation expense for the years ended December 31, 2008, 2007 and 2006 respectively.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board issued Staff Position No. Accounting Principles Board 14-1 ("FSP No. APB 14-1"), *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. FSP No. APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP No. APB 14-1 is effective for us as of January 1, 2009. We do not expect the adoption of APB 14-1 to have a material impact on our consolidated financial statements.

In June 2008, the FASB issued EITF 07-5, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, *Accounting For Derivative Instruments and Hedging Activities* and/or EITF 00-19, *Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. We have not yet determined what, if any, effect EITF 07-5 will have on our results of operations or financial condition.

Note 2. Marketable Securities

The following is a summary of our marketable security portfolio as of December 31, 2008 and 2007, respectively.

	Amortized Cost	Net Unrealized Gains	Net Unrealized Losses	Estimated Fair Value
		(in thousands)		
December 31, 2008				
U.S. Treasury notes	$ 2,121	$ 57	$ —	$ 2,178
Mortgage backed securities	13,173	79	(1,694)	11,558
Asset-backed securities	3,582	—	(211)	3,371
Corporate debt securities	22,881	—	(972)	21,909
	$ 41,757	$136	$(2,877)	$ 39,016
December 31, 2007				
U.S. Treasury notes	$ 10,133	$116	$ —	$ 10,249
Mortgage backed securities	25,184	95	(239)	25,040
Asset-backed securities	49,562	111	(38)	49,635
Corporate debt securities	64,115	6	(572)	63,549
	$148,994	$328	$ (849)	$148,473

As of December 31, 2008, our marketable securities, excluding equity securities, had the following maturities:

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Less than one year	$13,707	$13,413
Between one and two years	11,295	10,674
Between two and five years	—	—
	25,002	24,087
Mortgage and asset-backed securities	16,755	14,929
Total	41,757	39,016

Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage and asset- backed securities, they are not categorized by contractual maturity.

Note 2. Marketable Securities (Continued)

Our net unrealized losses and fair value of investments with net unrealized losses were as follows:

	December 31, 2008					
	Loss Position For Less Than Twelve Months		Loss Position For Greater Than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Mortgage backed securities	3,584	(188)	2,130	(1,506)	5,714	(1,694)
Corporate debt securities	—	—	21,909	(972)	21,909	(972)
Asset-backed securities	—	—	3,371	(211)	3,371	(211)
Total—Marketable securities	3,584	(188)	27,410	(2,689)	30,994	(2,877)

Fair Value Measurements

We adopted Financial Accounting Standards Board Statement No. 157("SFAS 157"), *Fair Value Measurements* effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability ("the exit price") in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value we use quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

Level 3—Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

We have determined that our fair value requirements are in accordance with the requirements of SFAS 157, therefore, the implementation of SFAS 157 did not have any impact on our consolidated financial condition or results of operations. Our marketable securities consist of investments in corporate debt securities, mortgage backed securities, U.S. Treasury notes, and other U.S. government agency securities that are classified as available-for-sale. We classify marketable securities available to fund current operations as current assets on the consolidated balance sheet. Marketable securities are classified as long-term assets on the consolidated balance sheets if (i) they have been in an unrealized loss position for longer than six months and (ii) we have the ability to hold them until the carrying value is recovered and such holding period may be longer than one year.

Note 2. Marketable Securities (Continued)

The following fair value hierarchy table presents information about each major category of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

	Fair value measurement at reporting date using:			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2008
Cash and cash equivalents	$178,767	$ —	$ —	$178,767
Marketable securities—available-for-sale	2,178	36,838	—	39,016
Total	$180,945	$36,838	$ —	$217,783

As of December 31, 2008, approximately $19.8 million of marketable securities were classified as long-term assets on the consolidated balance sheets as they have been in an unrealized loss position for longer than six months and we have the intent and ability to hold them until the carrying value recovers, which may be longer than one year.

Net realized gains (losses) of $(1.6) million, $(0.4) million and $6.1 million from sale or impairment of marketable securities were included in "Interest and other income/(expense), net" in 2008, 2007 and 2006, respectively.

Note 3. Concentrations of Credit Risk

We previously had entered into agreements for information products and services, which include licensing a portion of our intellectual property, with pharmaceutical, biotechnology and agricultural companies and academic institutions. Such agreements represented 100% of license and royalty revenues in 2008, 2007 and 2006. In general, customers agree to pay, during the term of the agreement, fees to receive non-exclusive access to selected modules of our databases and/or licenses of certain of our intellectual property. In addition, if a customer develops certain products utilizing our technology or proprietary information, we could potentially receive royalty and milestone payments. In November 2005, we entered into a collaborative research and license agreement with Pfizer, which became effective in January 2006.

A single customer contributed 34%, 87% and 88% of total revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Three customers comprised 78% and 68% of the accounts receivable balance as of December 31, 2008 and 2007, respectively.

Note 4. Collaborative License Agreement

Effective in January 2006, we entered a collaborative research and license agreement with Pfizer for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical

Note 4. Collaborative License Agreement (Continued)

development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments. We received a $3.0 million milestone payment from Pfizer in 2007.

We determined that there were two deliverables under the agreement: (i) the worldwide license and (ii) our obligations in connection with a research plan (the "Research Plan"), which were limited to completion of chemistry and biology research services on Pfizer's behalf by our full time equivalents (FTEs). We concluded that these deliverables should be accounted for as a single unit of accounting and the $40 million upfront payment should be recognized as revenue over the two year term that we complete our obligations in connection with the Research Plan, our estimated performance period under the agreement. We have no further substantive obligations to Pfizer after the completion of our obligations in connection with the Research Plan. All milestone payments will be recognized as revenue upon the achievement of the associated milestone. Consistent with the terms of the agreement and our original expectations at the inception of the agreement, the Research Plan concluded after two years in January 2008 and, as such, there are no remaining substantive obligations to Pfizer under the agreement.

Contract revenues related to the upfront consideration received, research services provided to Pfizer, and the difference between the cash received and the present value of the Pfizer Notes, of approximately $0.7 million, $29.9 million and $24.2 million were recognized for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 5. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2008	2007
	(in thousands)	
Office equipment	$ 594	$ 598
Laboratory equipment	14,051	13,809
Computer equipment	8,639	9,186
Leasehold improvements	2,112	2,093
	25,396	25,686
Less accumulated depreciation and amortization	(22,600)	(21,743)
	$ 2,796	$ 3,943

Depreciation expense, including amortization expense of leasehold improvements, was $1.8 million, $3.1 million and $3.3 million for 2008, 2007 and 2006, respectively.

Note 6. Long-Term Investments

In December 2007, we recorded a gain of approximately $8.5 million in interest and other income, net as a result of the sale of Velocity11, a privately-held life sciences technology company in which we held an

Note 6. Long-Term Investments (Continued)

ownership position. In December 2008, we received additional consideration of approximately $0.9 million after the one year escrow period elapsed relating to this sale, which was recognized as a gain in interest and other income, net.

In June 2006, we recorded an impairment charge of $1.3 million in interest and other income, net to reduce the carrying value of our investment in a privately-held investee because the investee had less than six months of cash and we believed that the likelihood of obtaining future debt or equity financing that would not result in an impairment was remote.

In March 2006, we sold a portion of our investment in a publicly-held company accounted for under FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, for $11.5 million, and in October 2006, we sold the remaining portion of this investment for $5.8 million, which resulted in a aggregate realized gain of $6.2 million in interest and other income, net for the year ended December 31, 2006.

The activity in our long-term investments, in any given period, may result in gains or losses on sales or impairment charges. Amounts realized upon disposition of these investments may be different from their carrying value.

Note 7. Intangible and Other Assets

Intangible and other assets consist of the following (in thousands):

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Gene and genomics-related patent costs	$ 1,381	$(1,300)	$ 81	$ 1,381	$ (975)	$ 406
Debt issuance cost	8,582	(5,898)	2,684	8,578	(4,638)	3,940
Other assets	3,125	(1,551)	1,574	3,574	(1,477)	2,097
Total intangible and other assets	$13,088	$(8,749)	$4,339	$13,533	$(7,090)	$6,443

Amortization expense for the years ended December 31, 2008, 2007 and 2006 related to intangible assets was $1.7 million, $1.9 million and $2.3 million, respectively.

In 2004, we sublet one of our existing facilities to a third party. Under the terms of the consent agreement with the facility's landlord, we were required to obtain a letter of credit in favor of the landlord in the amount of $2.6 million. The deposit and the related amount required under the letter of credit declines monthly on a pro-rata basis through March 2011, the remaining term of the lease agreement assigned. The deposit is included in other assets at December 31, 2008.

Note 8. Convertible Notes

The components of the Convertible Notes are as follows (in thousands):

Debt	December 31, 2008 Interest Rates	Maturities	December 31, Carrying Amount 2008	December 31, Carrying Amount 2007
3½% Convertible Senior Notes due 2011	3.5%	2011	130,969	122,180
3½% Convertible Subordinated Notes due 2011	3.5%	2011	250,000	250,000
Pfizer Convertible Subordinated Note due 2013	0.0%	2013	7,963	7,531
Pfizer Convertible Subordinated Note due 2014	0.0%	2014	7,235	6,845
Less current portion			—	—
			$396,167	$386,556

Annual maturities of all Convertible Notes are as follows:

2009	$ —
2010	—
2011	401,800
2012	—
2013	10,000
Thereafter	10,000
	$421,800

The carrying amount and fair value of our Convertible Notes are as follows (in thousands):

	December 31, 2008 Carrying Amount	2008 Fair Value	2007 Carrying Amount	2007 Fair Value
3½% Convertible Senior Notes due 2011	$130,969	81,972	$122,180	$151,997
3½% Convertible Subordinated Notes due 2011	250,000	139,583	250,000	253,045
Pfizer Convertible Subordinated Note due 2013	7,963	7,963	7,531	7,531
Pfizer Convertible Subordinated Note due 2014	7,235	7,235	6,845	6,845
	$396,167	$236,753	$386,556	$419,418

In September 2006, we received proceeds of $111.9 million from the sale of $151.8 million aggregate principal amount of the 3½% convertible senior notes due 2011 (the "3½% Senior Notes"). The 3½% Senior Notes bear interest at the rate of 3.5% per year, payable semi-annually on February 15 and August 15, and are due February 15, 2011. The 3½% Senior Notes are convertible into shares of our common stock at an initial conversion rate of 89.1385 shares per $1,000 principal amount of the 3½% Senior Notes, equivalent to an initial conversion price of approximately $11.22 per share. The 3½% Senior Notes are senior in right of payment to our outstanding 3½% convertible subordinated notes due 2011 (the "3½% Subordinated Notes") and the Pfizer Notes due 2013 and 2014. We may redeem the 3½% Senior Notes beginning on February 20, 2007. The 3½% Senior Notes were issued at a discount to par of

Note 8. Convertible Notes (Continued)

approximately $39.9 million. The carrying value of the 3½% Senior Notes is $131.0 million at December 31, 2008. The 3½% Senior Notes will accrete up to their face value over the 53 month term of the notes by recording interest expense under the effective interest method.

In connection with the collaborative research and license agreement, Pfizer purchased a $10.0 million principal amount Pfizer Note in February 2006 and an additional $10.0 million principal amount Pfizer Note in October 2007. The Pfizer Notes bear no interest, are due seven years from the date of issuance and are convertible into our common stock at initial conversion prices of $6.8423 and $9.75 per share, respectively, subject to adjustments. The Pfizer Notes are subordinated to all senior indebtedness, including the 3½% Senior Notes, and pari passu in right of payment with our 3½% Subordinated Notes. We may, at our option, repay the Pfizer Notes beginning February 3, 2009 and October 10, 2010, respectively. Pfizer may require us to repay the Pfizer Notes upon a change of control, as defined. As the Pfizer Notes are non interest bearing, they have been discounted to their net present value of $6.8 million each by imputing interest at a rate of 4.5% and 3.9%, respectively, which represented market conditions in place at the time the notes were issued. The carrying value of the Pfizer Notes were $8.0 million and $7.2 million, respectively, at December 31, 2008. We will accrete the Pfizer Notes up to their face value over their term of seven years by recording interest expense under the effective interest method. The difference between the cash received and the present value of the Pfizer Notes plus the related beneficial conversion feature totals $3.2 million for each note, which represents additional consideration from Pfizer under the agreement. We have accounted for this additional consideration as deferred revenue and will recognize it over our estimated performance period under the agreement. Contract revenues related thereto of approximately $0.2 million, $4.7 million and $1.5 million, respectively, were recognized for the years ended December 31, 2008, 2007 and 2006.

In February and March 2004, in a private placement, we issued a total of $250.0 million of the 3½% Subordinated Notes, which resulted in net proceeds of approximately $242.5 million. The notes bear interest at the rate of 3.5% per year, payable semi-annually on February 15 and August 15. The notes are subordinated to all senior indebtedness, including the 3½% Senior Notes, and pari passu in right of payment with the Pfizer Notes. The notes are convertible into shares of our common stock at an initial conversion price of approximately $11.22 per share, subject to adjustments. Holders may require us to repurchase the notes upon a change in control, as defined. We may redeem the notes beginning February 20, 2007.

Note 9. Other Expenses

The estimates below have been made based upon management's best estimate of the amounts and timing of certain events included in the restructuring plan that will occur in the future. It is possible that the actual outcome of certain events may differ from the estimates. Changes will be made to the restructuring accrual at the point that the differences become determinable. The accrual balances for the restructuring plans are included in accrued restructuring and other liabilities (long-term) in the consolidated balance sheets.

Note 9. Other Expenses (Continued)

2004 Restructuring (in thousands)

	Accrual Balance as of December 31, 2005	2006 Charges to Operations	2006 Charges Utilized	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008
Lease commitments and related costs . . .	$13,545	$893	$(2,966)	$11,472	$571	$(2,864)	$ 9,179	$(585)	$(2,806)	$5,788
Other costs	—	92	(92)	—	125	(125)	—	153	(153)	—
Total	$13,545	$985	$(3,058)	$11,472	$696	$(2,989)	$ 9,179	$(432)	$(2,959)	$5,788

In February 2004, we announced a restructuring plan to close our information products research facility and headquarters in Palo Alto, California and move our headquarters to our Wilmington, Delaware pharmaceutical research and development facility. The closure of the Palo Alto facility corresponded with terminating further development activities around our Palo Alto-based information products line. The restructuring plan included the elimination of 183 employees and charges related to the closure of our Palo Alto facilities, previously capitalized tenant improvements and equipment and other items. The lease commitment and related costs originally included the present value of future lease obligations for two facilities. In the fourth quarter of 2004, we made a lease termination payment to satisfy our remaining lease obligation with respect to one of the facilities. The lease obligation for the second facility extends through March 2011. As a result of the long term nature of the remaining lease obligation, we will be recording a charge each period through the March 2011 termination date of the lease related to increases in the fair value of the lease obligations in accordance with the provisions of FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which total approximately $0.4 million at December 31, 2008.

2002 Restructuring (in thousands)

	Accrual Balance as of December 31, 2005	2006 Charges to Operations	2006 Charges Utilized	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008
Lease commitments and related costs	$13,700	$(1,450)	$(2,250)	$10,000	$ (282)	$(2,184)	$ 7,534	$ 228	$(1,831)	$5,931

In November 2002, we announced plans to reduce our expenditures, primarily in research and development, through a combination of spending reductions, workforce reductions, and office consolidations. The plan included elimination of approximately 37% of our approximately 700-person workforce from our offices in Palo Alto, California; Beverly, Massachusetts; and Cambridge, England and the consolidation of our office and research facilities in Palo Alto, California. As a result, we recorded an expense of $33.9 million related to restructuring activities in the fourth quarter of 2002.

We currently have one remaining lease related to an exited site that is due to expire in December 2010. During the years ended December 31, 2008, 2007 and 2006, we recognized additional charges of $0.2 million, $(0.3) million and $(1.5) million, respectively, primarily relating to this facility for lease expenses in excess of or less than amounts originally estimated. We estimated the costs based on the contractual terms of agreements and current real estate market conditions. We may incur additional costs associated with these subleasing and lease termination activities.

Note 9. Other Expenses (Continued)

Maxia Acquisition (in thousands)

	Accrual Balance as of December 31, 2005	2006 Charges to Operations	2006 Charges Utilized	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008
Lease commitments and related costs	$2,069	$(79)	$(772)	$1,218	$(568)	$(376)	$274	$(23)	$(236)	$15

In accordance with EITF 95-3, we recorded a $2.9 million charge in 2003 related to restructuring costs for Maxia Pharmaceuticals, Inc. ("Maxia"), which consisted of workforce reductions and consolidation of facilities. We recorded employee termination costs of approximately $0.8 million for 28 employee positions. The job eliminations were completed in July 2003. We also recorded restructuring costs related to lease payments for property that has been vacated and other costs of $2.0 million. In 2008, 2007 and 2006 we recorded additional charges of $0.0 million, $(0.6) million and $(0.1) million, respectively, relating to facilities lease expenses in excess of amounts originally estimated. The operating lease related to the vacated facility expired in November 2008.

Note 10. Stockholders' Deficit

Preferred Stock. We are authorized to issue 5,000,000 shares of preferred stock, none of which was outstanding as of December 31, 2008 or 2007. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future. We have reserved 250,000 shares of preferred stock designated as Series A Participating Preferred Stock for issuance in connection with our Stockholders Rights plan, which expired in accordance with its terms in September 2008.

Common Stock. As of December 31, 2008, we had reserved a total of 21,318,678 shares of our common stock for future issuance related to our stock plans as described below.

On August 6, 2008, we completed a public offering of 12,075,000 shares of our common stock at a price to the public of $9.00 per share pursuant to an effective shelf registration statement, resulting in net proceeds of approximately $101.7 million after deducting the underwriting discount and offering expenses.

Stock Compensation Plans. Summaries of stock option activity for our stock option plans as of December 31, 2007, 2006 and 2005, and related information for the years ended December 31 are included in the plan descriptions below.

1991 Stock Plan. In November 1991, the Board of Directors adopted the 1991 Stock Plan (the "Stock Plan"), which was amended and restated for issuance of common stock to employees, consultants, and scientific advisors. Options issued under the plan are, at the discretion of the compensation committee of the Board of Directors, either incentive stock options, non-statutory stock options or restricted stock units. The exercise prices of incentive and non-statutory stock options granted under the plan are not less than the fair market value on the date of the grant, as determined by the Board of Directors. Options granted after February 2007 generally vest over three years, pursuant to a formula determined by our Board of Directors, and expire after seven years. Options granted prior to February 2007 generally vest over four years, pursuant to a formula determined by our Board of Directors, and expire after ten years. Certain options granted in 2002 vest pro rata monthly over three years and expire after ten years. In May 2007, our stockholders approved an increase in the number of shares of common stock reserved for issuance under

Note 10. Stockholders' Deficit (Continued)

the Stock Plan from 22,350,000 to 25,350,000. In May 2008, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the Stock Plan from 25,350,000 to 29,350,000.

Non-Employee Directors' Stock Option Plan. In August 1993, the Board of Directors approved the 1993 Directors' Stock Option Plan (the "Directors' Plan"), which was later amended. The Directors' Plan provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. In June 2005, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the plan from 1,100,000 to 1,500,000.

Under the Directors' Plan, each new non-employee director joining the Board will receive an option to purchase 35,000 shares of common stock. Additionally, members who continue to serve on the Board will receive annual option grants for 20,000 shares exercisable in full on the first anniversary of the date of the grant. All options are exercisable at the fair market value of the stock on the date of grant.

Activity under the combined plans was as follows:

		Shares Subject to Outstanding Options	
	Shares Available for Grant	Shares	Weighted Average Exercise Price
Balance at December 31, 2005	6,148,158	7,798,401	$ 8.99
Additional authorization	—	—	—
Options granted	(2,834,227)	2,834,227	$ 5.25
Options exercised	—	(61,931)	$ 4.72
Options expired	33,736	(33,736)	$ 9.39
Options cancelled	442,814	(442,814)	$ 9.55
Balance at December 31, 2006	3,790,481	10,094,147	$ 7.94
Additional authorization	3,000,000	—	—
Options granted	(2,892,975)	2,892,975	$ 7.07
Options exercised	—	(222,654)	$ 4.90
Options expired	18,000	(18,000)	$18.31
Options cancelled	311,963	(311,963)	$ 6.57
Balance at December 31, 2007	4,227,469	12,434,505	$ 7.81
Additional authorization	4,000,000	—	—
Options granted	(3,710,000)	3,710,000	$11.14
Options exercised	—	(289,031)	$ 5.51
Options expired	50,000	(50,000)	$17.81
Options cancelled	822,998	(822,998)	$ 7.46
Balance at December 31, 2008	5,390,467	14,982,476	$ 8.67

Options to purchase a total of 9,679,227, 7,593,670 and 5,577,911 shares as of December 31, 2008, 2007 and 2006, respectively, were exercisable and vested. The aggregrate intrinsic value of options exercised for the years ended December 31, 2008, 2007 and 2006 were $1.5 million, $0.7 million and

Note 10. Stockholders' Deficit (Continued)

$0.0 million, respectively. At December 31, 2008 the aggregate intrinsic value of options outstanding and vested options are $0.0 million and $0.0 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2008 for the 1991 Stock Plan and the 1993 Directors' Stock Option Plan:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.10 - $5.43	1,272,999	5.63	$ 4.68	1,062,287	$ 4.73
$5.46 - $5.46	1,829,100	7.02	$ 5.46	1,316,292	$ 5.46
$5.67 - $7.04	1,313,200	4.95	$ 6.11	997,477	$ 6.19
$7.09 - $7.09	2,163,206	5.12	$ 7.09	1,320,077	$ 7.09
$7.10 - $8.64	1,691,563	5.72	$ 7.92	1,504,482	$ 7.99
$8.73 - $8.93	94,500	5.32	$ 8.82	94,500	$ 8.82
$8.99 - $8.99	1,761,639	6.04	$ 8.99	1,714,973	$ 8.99
$9.03 - $11.89	1,285,700	4.87	$10.80	777,570	$11.14
$11.98 - $11.98	2,679,000	6.10	$11.98	—	$ 0.00
$13.80 - $35.00	891,569	2.77	$16.29	891,569	$16.29
	14,982,476			9,679,227	

Employee Stock Purchase Plan. On May 21, 1997, our stockholders adopted the ESPP. In May 2006, our stockholders approved an increase in the number of shares available for grant from 3,100,000 shares to 3,850,000 shares. In May 2008, our stockholders approved an increase in the number of shares available for grant from 3,850,000 shares to 4,600,000 shares. Each regular full-time and part-time employee working 20 hours or more per week is eligible to participate after one month of employment. We issued 442,749, 337,689 and 313,715 shares under the ESPP in 2008, 2007 and 2006, respectively. For the year ended December 31, 2008, 2007 and 2006 we recorded stock compensation expense of $0.6 million, $0.4 million and $0.4 million, respectively, under SFAS 123R as the ESPP is considered compensatory under SFAS 123R. As of December 31, 2008, 945,735 shares remain available for issuance under the ESPP.

Note 11. Stock Compensation

We adopted SFAS 123R on January 1, 2006. SFAS 123R requires the recognition of the fair value of stock compensation in the statement of operations. We recognize the stock compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, we followed APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for our stock compensation.

We elected the modified prospective method in adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption is recognized in net income in the periods after the date of adoption using the same valuation method (Black-Scholes) and assumptions determined under the original provisions of SFAS 123, *Accounting for Stock-Based Compensation*, as disclosed in our previous filings.

Note 11. Stock Compensation (Continued)

Under the provisions of SFAS 123R, we recorded $15.0 million, $10.1 million and $8.9 million, respectively, of stock compensation expense on our audited consolidated statement of operations for the year ended December 31, 2008, 2007 and 2006. We utilized the Black-Scholes valuation model for estimating the fair value of the stock compensation granted, with the following weighted-average assumptions:

	Employee Stock Options For the Year Ended December 31,			Employee Stock Purchase Plan For the Year Ended December 31,		
	2008	2007	2006	2008	2007	2006
Average risk-free interest rates	2.05%	4.81%	4.43%	1.75%	4.09%	4.80%
Average expected life (in years)	2.93	2.91	3.13	0.50	0.50	0.50
Volatility	65%	65%	76%	84%	51%	63%
Weighted-average fair value (in dollars)	4.87	3.22	2.75	1.59	1.24	1.26

The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the observed and expected time to the exercise of options by our employees based on historical exercise patterns for similar type options. Expected volatility is based on the historical volatility of our common stock over the period commensurate with the expected life of the options. A dividend yield of zero is assumed based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

Based on our historical experience, we have assumed an annualized forfeiture rate of 5% for our options. Under the true-up provisions of SFAS 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.

The amortization of stock compensation under SFAS 123R for the period after its adoption, and under APB Opinion 25 or SFAS 123 (pro forma disclosure) for the period prior to its adoption was calculated in accordance with FASB Interpretation ("FIN") No. 28. Total compensation cost of options granted but not yet vested, as of December 31, 2008, was $8.3 million, which is expected to be recognized over the weighted average period of 3.04 years.

Note 12. Income Taxes

The benefit for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current			
Foreign	$ —	$ —	$ —
State	—	—	—
Total benefit for income taxes	$ —	$ —	$ —

Note 12. Income Taxes (Continued)

Loss from continuing operations before benefit for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
U.S. taxable entities	$(178,920)	$(86,881)	$(74,161)
Other	—	—	(5)
	$(178,920)	$(86,881)	$(74,166)

The benefit for income taxes differs from the federal statutory rate as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Benefit at U.S. federal statutory rate	$(62,622)	$(30,408)	$(26,000)
Unbenefitted net operating losses and tax credits	62,261	30,238	25,800
Other	361	170	200
Benefit for income taxes	$ —	$ —	$ —

Significant components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Federal and state net operating loss carryforwards	432,000	$ 327,000
Federal and state research credits	45,000	37,000
Capitalized research and development	37,000	76,000
Investments	7,000	6,000
Federal and state capital loss carryforwards	8,000	8,000
Other, net	13,000	12,000
Total gross deferred tax assets	542,000	466,000
Less valuation allowance for deferred tax assets	(542,000)	(466,000)
Net deferred tax assets	$ —	$ —

The valuation allowance for deferred tax assets increased by approximately $76.0 million, $36.0 million and $38.2 million during the years ended December 31, 2008, 2007 and 2006, respectively. Approximately $62.3 million of the valuation allowance for deferred tax assets relates to benefits from stock option deductions which, if recognized, will be charged directly to additional paid in capital. Management believes the uncertainty regarding the realization of net deferred tax assets requires a full valuation allowance.

Note 12. Income Taxes (Continued)

As of December 31, 2008, we had federal and state net operating loss carryforwards of approximately $1.06 billion. We also had federal and state research and development tax credit carryforwards of approximately $45.0 million. The net operating loss carryforwards and tax credits will expire at various dates, beginning in 2009 through 2028, if not utilized. Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. We have not currently completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our formation, due to the significant complexity and related cost associated with such study. There also could be additional ownership changes in the future which may result in additional limitations in the utilization of these credits.

We also had federal and state capital loss carryforwards of approximately $18.7 million that will expire beginning in 2009.

Note 13. Net Loss Per Share

For all periods presented, both basic and diluted net loss per common share are computed by dividing the net loss by the number of weighted average common shares outstanding during the period. Stock options and potential common shares issuable upon conversion of our 3½% Senior Notes, 3½% Subordinated Notes and the Pfizer Notes were excluded from the computation of diluted net loss per share, as their share effect was anti-dilutive for all periods presented. The potential common shares that were excluded from the diluted net loss per share computation are as follows:

	December 31,		
	2008	2007	2006
Outstanding stock options	14,982,476	12,434,505	10,094,147
Common shares issuable upon conversion of 3½% Senior Notes	13,531,224	13,531,224	13,531,224
Common shares issuable upon conversion of 3½% Subordinated Notes	22,284,625	22,284,625	22,284,625
Common shares issuable upon conversion of Pfizer Note due 2013	1,461,496	1,461,496	1,461,496
Common shares issuable upon conversion of Pfizer Note due 2014	1,025,641	1,025,641	—
Total potential common shares excluded from diluted net loss per share computation	53,285,462	50,737,491	47,371,492

Note 14. Segment Reporting

Our operations are treated as one operating segment, biotechnology drug discovery and development, in accordance with FASB Statement No. 131 ("SFAS 131"). For the year ended December 31, 2007, we recorded revenue from customers throughout the United States and in Canada, Germany, Sweden, and the

Note 14. Segment Reporting (Continued)

United Kingdom. Export revenues for the years ended December 31, 2008, 2007 and 2006 were $0.1 million, $0.7 million and $0.6 million, respectively.

Note 15. Defined Contribution Plan

We have a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code covering all domestic employees. Employees may contribute a portion of their compensation, which is then matched by us, subject to certain limitations. Defined contribution expense was $0.6 million, $0.5 million and $0.0 million in 2008, 2007 and 2006, respectively.

Note 16. Litigation

Invitrogen

In October 2001, Invitrogen Corporation ("Invitrogen") filed an action against us in the federal court for the District of Delaware, alleging infringement of three patents. On June 15, 2006 we entered into a settlement agreement with Invitrogen pursuant to which we agreed to pay Invitrogen $3.4 million as a settlement fee. This amount is included in other expenses in the accompanying consolidated statements of operations for the year ended December 31, 2006.

In addition to the matter described above, from time to time we have been involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on our financial position, results of operations, or liquidity.

Note 17. Related Party Transactions

The following summarizes our related party transactions as defined by FASB Statement No. 57, *Related Party Disclosures* ("SFAS 57"). In each of the transactions noted in which a director of Incyte was at the time of the transaction in some way affiliated with the other party to the transaction, such director recused himself from voting on the related party transaction.

During 2000 and 2001 we purchased shares of Series A Preferred Stock and Series C Preferred Stock of Genomic Health, Inc. ("Genomic Health") for an aggregate purchase price of $6.0 million. In connection with the completion of its initial public offering on October 4, 2005, these shares were converted into common shares. Additionally as part of its initial public offering, Genomic Health exercised an election under which we were required to acquire an additional $5.0 million of Genomic Health common stock. In March 2006, we sold our initial investment for $11.5 million, and in October 2006, we sold the remaining portion of this investment for $5.8 million, which resulted in a aggregate realized gain of $6.2 million for the year ended December 31, 2006. Julian C. Baker, one of our directors, is also a director of Genomic Health and holds shares, directly or beneficially, of both companies.

On August 6, 2008, we completed a public offering of 12,075,000 shares of our authorized but unissued common stock at a price to the public of $9.00 per share pursuant to an effective shelf registration statement, resulting in net proceeds of approximately $101.7 million after deducting the underwriting discount and offering expenses. Entities affiliated with Julian C. Baker, one of our directors and principal stockholders, purchased an aggregate of 1,100,000 shares of our common stock in this offering.

Note 18. Commitments

As of December 31, 2008, we had non-cancelable operating leases on multiple facilities and equipment, including facilities in Palo Alto, California and Wilmington, Delaware. The leases expire on various dates ranging from June 2008 to March 2011. Certain leases have renewal options for periods ranging up to 5 years. Rent expense for the years ended December 31, 2008, 2007 and 2006, was approximately $4.8 million, $4.6 million and $4.4 million, respectively.

As of December 31, 2008, future non-cancelable minimum payments under operating leases, including leases for sites included in the restructuring programs were as follows:

Year ended December 31,	Operating Leases (in thousands)
2009	$13.3
2010	10.8
2011	1.2
2012	—
2013	—
Thereafter	—
Total minimum lease payments	$25.3

The amounts and timing of payments related to vacated facilities may vary based on negotiated timing of lease terminations. We have entered into sublease agreements for our vacated space with scheduled payments to us of $2.7 million (less than 1 year) and $3.0 million (years 1-3).

In addition to the non-cancelable commitments included in the table above, we have entered into contractual arrangements that obligate us to make payments to the contractual counterparties upon the occurrence of future events. We consider these potential obligations contingent, and have summarized all significant arrangements below.

Commitments related to Maxia are considered contingent commitments as future events must occur to cause these commitments to be enforceable. In February 2003, we completed our acquisition of Maxia. Under the merger agreement, former Maxia stockholders have the right to receive certain earn out amounts of up to a potential aggregate amount of $14.0 million upon the occurrence of certain research and development milestones set forth in the merger agreement. Twenty percent of each earn out payment, if earned, will be paid in cash and the remaining eighty percent will be paid in shares of our common stock such that an aggregate of $2.8 million in cash and $11.2 million in our common stock (based upon the then fair value) could potentially be paid pursuant to the earn out milestones. The milestones occur as Maxia products enter various stages of human clinical trials and may be earned at any time prior to the tenth anniversary of the consummation of the merger. In any event, no more than 13,531,138 shares of our common stock may be issued to former Maxia stockholders in the aggregate pursuant to the merger agreement. None of these milestones had been achieved as of December 31, 2008.

We have entered into and intend to continue to seek to license additional rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, milestone payments and royalties on sales of future products.

Note 19. Interim Consolidated Financial Information (Unaudited)

(in thousands, except per share data)

	Fiscal 2008 Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Revenues(1)	1,307	614	1,061	937
Net loss	(40,157)	(45,563)	(44,794)	(48,406)
Basic and diluted net loss per share	(0.47)	(0.54)	(0.48)	(0.50)
Shares used in computation of basic and diluted net loss per share	84,602	84,871	92,385	97,283

	Fiscal 2007 Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Revenues(1)	$ 7,422	$ 10,576	$ 6,690	$ 9,752
Net loss	(22,147)	(18,439)	(24,494)	(21,801)
Basic and diluted net loss per share	$ (0.26)	$ (0.22)	$ (0.29)	$ (0.26)
Shares used in computation of basic and diluted net loss per share	83,985	84,136	84,213	84,405

(1) In November 2005, we entered into a collaborative research and license agreement with Pfizer, which became effective in January 2006. The March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007 quarters include $6.1 million, $8.9 million, $5.9 million, and $8.9 million, respectively, of contract revenues relating to the agreement. The March 31, 2008 quarter includes $0.6 million of contract revenues relating to the agreement.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description—Year Ended December 31,	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
		(in thousands)		
Allowance for doubtful accounts—2006	195	—	195	$ —
Allowance for doubtful accounts—2007	$ —	—	—	$ —
Allowance for doubtful accounts—2008	$ —	—	—	$ —

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Incyte Corporation

We have audited Incyte Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Incyte Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Incyte Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Incyte Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2008 of Incyte Corporation and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 24, 2009

Item 9B. ***Other Information***

On March 3, 2009, the Company filed a Certificate of Elimination of Series A Participating Preferred Stock of the Company (the "Certificate of Elimination") with the Delaware Secretary of State relating to the Certificate of Designation of Series A Participating Preferred Stock of the Company, which had originally been filed by the Company with the Delaware Secretary of State on September 28, 1998 (the "Certificate of Designation"). The filing of the Certificate of Elimination was authorized by the Board of Directors of the Company in accordance with the Delaware General Corporation Law. The Certificate of Elimination has the effect of eliminating from the Company's Restated Certificate of Incorporation all matters set forth in the Certificate of Designation.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2009 Annual Meeting of Stockholders to be held on May 19, 2009 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This disclosure is contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our Chief Executive Officer, Chief Financial Officer, Corporate Controller and other employees who perform financial or accounting functions. The Code of Business Conduct and Ethics sets forth the basic principles that guide the business conduct of our employees. We have also adopted a Senior Financial Officers' Code of Ethics that specifically applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and others providing similar functions. Stockholders may request a free copy of our Code of Business Conduct and Ethics and our Senior Financial Officers' Code of Ethics by contacting Incyte Corporation, Attention: Investor Relations, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880.

To date, there have been no waivers under our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics or any waivers, if and when granted, of our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics on our website at *http://www.incyte.com* within four business days following the date of such amendment or waiver.

Our Board of Directors has appointed an Audit Committee of three directors, currently comprised of Mr. Barry M. Ariko, as Chairman, Mr. Richard U. De Schutter and Mr. Roy A. Whitfield. The Board of Directors has also determined that current members of the Audit Committee are each qualified as Audit Committee Financial Experts under the definition outlined by the Securities and Exchange Commission. In addition, each of the members of the Audit Committee qualifies as an "independent director" under the applicable standards of The Nasdaq Stock Market.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Compensation of Directors" and "Executive Compensation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors—Director Independence" contained in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information under the caption "Principal Accountant Fees and Services" contained in the Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements

Reference is made to the Index to Consolidated Financial Statements of Incyte Corporation under Item 8 of Part II hereof.

(2) Financial Statement Schedules

The following financial statement schedule of Incyte Corporation is filed as part of this Form 10-K included in Item 8 of Part II:

- Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2008.

All other financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

See Item 15(b) below. Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of November 11, 2002, by and among the Company, Maxia Pharmaceuticals, Inc. and other parties signatory thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed February 25, 2003).
2.2	Amendment to Agreement and Plan of Merger, dated as of December 19, 2002, by and among the Company, Monaco Acquisition Corporation, Maxia Pharmaceuticals, Inc. and Maxia Pharmaceuticals, LLC (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed February 25, 2003).
3(i)*	Integrated copy of the Restated Certificate of Incorporation, as amended, of the Company.
3(ii)	Bylaws of the Company, as amended as of September 16, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 18, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
4.2	Indenture dated as of February 19, 2004 between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-114863)).
4.3.1†	Form of Convertible Subordinated Promissory Note (incorporated by reference to the Company's Current Report on Form 8-K/A filed February 6, 2006).
4.3.2*	Schedule of notes issued by the Company in the form of Exhibit 4.3.1

Exhibit Number	Description of Document
4.4	Indenture dated as of September 26, 2006 between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 28, 2006).
10.1#	1991 Stock Plan of Incyte Genomics, Inc., as amended and restated on April 3, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
10.2#	Form of Incentive Stock Option Agreement under the 1991 Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.3#	Form of Nonstatutory Stock Option Agreement under the 1991 Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.4#	1993 Directors' Stock Option Plan of Incyte Genomics, Inc., as amended and restated on May 19, 2005 (incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.5#	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.6	Lease Agreement dated June 19, 1997 between the Company and The Board of Trustees of the Leland Stanford Junior University (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.7#	1997 Employee Stock Purchase Plan of Incyte Corporation, as amended and restated March 11, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
10.8#	Form of Restricted Stock Unit Agreement under the 1991 Stock Plan of Incyte Genomics, Inc. (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.9#	Offer of Employment Letter, dated November 21, 2001, from the Company to Paul A. Friedman (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.10.1#	Employment Agreement, dated November 26, 2001, between Paul A. Friedman and Incyte Genomics, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.10.2*#	Amendment to Employment Agreement, effective as of January 1, 2009, between Incyte Corporation and Paul A. Friedman.
10.11†	Settlement Agreement dated December 21, 2001, between Affymetrix, Inc. and Incyte Genomics, Inc. (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.12	Sublease Agreement, dated June 16, 2003, between E. I. DuPont de Nemours and Company and Incyte Corporation (incorporated by reference to Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

Exhibit Number	Description of Document
10.13#	Offer of Employment Letter, dated September 2, 2003, from the Company to David C. Hastings (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.14#	Offer of Employment Letter, dated September 10, 2008, from the Company to Patricia S. Andrews (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).
10.15.1#	Form of Employment Agreement, effective as of November 21, 2003 between Incyte Corporation and Steven M. Friedman, David C. Hastings, Richard S. Levy, Brian W. Metcalf, Paula J. Swain, Patricia A. Schreck (effective date of December 8, 2003) and Patricia S. Andrews (effective date of October 20, 2008) (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.15.2*#	Form of Amendment to Employment Agreement, effective as of January 1, 2009, between Incyte Corporation and Patricia S. Andrews, Steven M. Friedman, David C. Hastings, Richard S. Levy, Brian W. Metcalf, Patricia A. Schreck and Paula J. Swain.
10.16†	Collaborative Research and License Agreement, dated as of November 18, 2005, by and between the Company and Pfizer Inc. (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.17	Note Purchase Agreement, dated as of November 18, 2005, by and between the Company and Pfizer Overseas Pharmaceuticals (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed February 6, 2006).
10.18	Amendment No.1 to the Note Purchase Agreement, by and between the Company and Pfizer Overseas Pharmaceuticals, dated as of January 4, 2007 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.19	Amendment No.2 to the Note Purchase Agreement, by and among the Company, Pfizer Ireland Pharmaceuticals, and Pfizer Inc., dated as of October 10, 2007 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).
12.1*	Computation of Ratios of Earnings to Fixed Charges.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (see page 85 of this Form 10-K).
31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification of the Chief Financial Officer.
32.1**	Statement of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350).
32.2**	Statement of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350).

* Filed herewith.

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

† Confidential treatment has been requested with respect to certain portions of these agreements.

# Indicates management contract or compensatory plan or arrangement.

(c) Financial Statements and Schedules

Reference is made to Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INCYTE CORPORATION

By: /s/ PAUL A. FRIEDMAN

Paul A. Friedman
Chief Executive Officer

Date: March 3, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul A. Friedman, David C. Hastings, and Patricia A. Schreck, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL A. FRIEDMAN Paul A. Friedman	Chief Executive Officer (Principal Executive Officer) and Director	March 3, 2009
/s/ DAVID C. HASTINGS David C. Hastings	Chief Executive Officer (Principal Financial Officer) and Director	March 3, 2009
/s/ LAURENT CHARDONNET Laurent Chardonnet	Vice President, Finance and Treasurer (Principal Accounting Officer)	March 3, 2009
/s/ RICHARD U. DESCHUTTER Richard U. Deschutter	Chairman	March 3, 2009
/s/ BARRY M. ARIKO Barry M. Ariko	Director	March 3, 2009
/s/ JULIAN C. BAKER Julian C. Baker	Director	March 3, 2009
/s/ PAUL A. BROOKE Paul A. Brooke	Director	March 3, 2009
/s/ JOHN F. NIBLACK John F. Niblack	Director	March 3, 2009
/s/ ROY A. WHITFIELD Roy A. Whitfield	Director	March 3, 2009

STOCK PRICE PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Company's Common Stock, the Total Return Index for the NASDAQ U.S. Stocks (the "NASDAQ Composite Index"), and the Total Return Index for the NASDAQ Biotechnology Stocks (the "NASDAQ Biotechnology Index") assuming an investment of $100 in each on December 31, 2003. The Company's Common Stock is traded on the NASDAQ Global Market. The graph is required by the Securities and Exchange Commission and is not intended to forecast or be indicative of possible future performance of the Company's Common Stock.


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Incyte Corporation
Experimental Station
Rt. 141 & Henry Clay Road
Building E336
Wilmington, DE 19880
Tel 302.498.6700
Web www.incyte.com

Dear Shareholder:

The past year was extremely difficult with respect to the capital markets. Incyte's valuation was no exception. Despite this, we advanced our key programs and prioritized in a clear manner those which we believe we can afford to develop. As such, our focus in 2009 will be to initiate pivotal trials in myelofibrosis with our lead product candidate, the JAK1/2 inhibitor, INCB18424, while continuing clinical development of this compound in the other myeloproliferative disorders, polycythemia vera and essential thrombocythemia. We also intend to continue development of the topical formulation of INCB18424 in psoriasis and take a second JAK1/2 inhibitor, INCB28050, into a dose-ranging Phase II trial in rheumatoid arthritis. A Phase IIb trial in type 2 diabetes with our 11beta-HSD1 inhibitor, INCB13739, will complete this summer while the Phase II program in breast cancer patients for our sheddase inhibitor, INCB7839, continues.

Although we ended 2008 with enough cash to advance our lead drug candidates, an important objective in 2009 is to secure additional funds through the establishment of partnerships for a number of programs. We are receiving serious interest in them from other pharmaceutical companies and I am optimistic that partnerships represent a realistic source of capital.

I am also confident our focus on programs that can create the greatest near-term value and on partnering certain of them is prudent and should expedite our transition from a pure discovery company to one that can successfully develop and commercialize important new medicines.

Summary of 2008 Achievements

JAK inhibitors are a new class of drugs we believe will be useful in treating a variety of cancers and chronic inflammatory conditions. Our most advanced JAK1/2 inhibitor, INCB18424, is being developed as a treatment for myeloproliferative disorders (MPDs), a closely related group of hematological malignancies that include myelofibrosis (MF), polycythemia vera (PV) and essential thrombocythemia (ET). MPDs represent a highly concentrated market with significant unmet medical needs which we believe we can effectively reach on our own in the U.S. and possibly Europe. With pivotal Phase III trials in

MF expected to begin this year, and the possibility for an expedited review and approval process, this program represents our nearest-term commercial opportunity.

Key Accomplishments in the Myeloproliferative Disorders Program

- Submitted a special protocol assessment to secure agreement to begin pivotal Phase III trials in the first half of 2009
- Orphan status granted in the U.S. and Europe for MF, including primary MF, post PV-MF and post ET-MF
- Presented positive Phase II results at several scientific meetings demonstrating that INCB18424 treatment results in rapid and durable clinical benefits in MF patients
- Initiated an open-label multiple-dose Phase II trial to determine the safety and efficacy of INCB18424 in patients with advanced PV and ET, which could expand our market opportunity in MPDs

Myeloproliferative disorders affect approximately 200,000 people in the United States and a larger number in Europe. These disorders tend to be treated by hematologists and oncologists who could be efficiently reached through our own sales and marketing efforts. We have already established strong relationships with many key opinion leaders in these specialties and have conducted initial market research among them confirming the clinical and commercial potential of INCB18424 in this disease area.

A topical formulation of INCB18424 achieved positive clinical results in our early Phase IIa trials involving 42 mild to moderate psoriasis patients. A Phase IIb three-month dose-ranging trial involving over 200 patients should complete this summer and the results will be used to determine the future development and partnering goals for topical INCB18424.

INCB28050, our lead oral JAK inhibitor compound for systemic inflammatory indications, has completed single- and multiple-dose Phase I studies in healthy volunteers. In a 28-day Phase I drug-interaction study in patients with rheumatoid arthritis, INCB28050 was safe and well-tolerated and showed impressive efficacy. We expect to begin the Phase II development program in May of this year. INCB28050 has therapeutic potential in multiple indications including rheumatoid arthritis as well as other types of inflammatory arthritis, inflammatory bowel disease such as Crohn's disease, dry eye and another ocular inflammatory disease, anterior uveitis. Because of these multiple opportunities, and because of our objective to remain competitive by advancing these indications in parallel as opposed to in series, we are seeking to partner this program. Based on the clinical results seen with INCB28050 and other JAK inhibitors in development, it is clear that these oral compounds have the potential to be equally efficacious if not superior to the highly effective anti-TNF biologics.

Our 11beta-HSD1 inhibitor, INCB13739, which is being developed for type 2 diabetes, achieved positive Phase IIa trial results in 2008. As I mentioned above, the double-blinded, placebo-controlled, dose-ranging, three-month Phase IIb clinical trial is now completely enrolled with results expected this summer. As has been our objective since we began this program, if these results are positive, we intend to secure a partner for INCB13739.

Our sheddase inhibitor, INCB7839, which is being developed for breast cancer is in an ongoing Phase II trial in combination with Herceptin®. We have seen encouraging early results in a well-defined subset of breast cancer patients and similar results in additional patients would define a clear and potentially rapid path forward for regulatory approval.

In 2008, we filed investigational new drug applications (INDs) for two new oncology programs involving, respectively, oral inhibitors of c-MET and indoleamine 2, 3-dioxygenase. Both INDs have been cleared by the FDA. We intend to initiate clinical trials for these compounds once we secure additional funding from one or more corporate partners.

We have several other programs that we believe warrant further development, including our CCR2 inhibitor for multiple sclerosis, our CCR5 inhibitors for HIV and our HM74 agonist for type 2 diabetes. These are now outside our core focus in oncology and inflammation and we are looking to out-license these programs.

Last year's appointment of Pat Andrews as Incyte's executive vice president and chief commercial officer reflected our decision to begin building the capabilities and infrastructure to commercialize our first product. Pat's pharmaceutical industry experience and expertise in launching and marketing new oncology therapies and in business development are especially valuable to us as we advance INCB18424 into registration studies and expand our partnering activities.

Finally, I want to express my gratitude to Matthew Emmens for his service to Incyte as a member of our board of directors. We wish him well in his new position at Vertex Pharmaceuticals.

In closing, I want to thank our employees for their many contributions to our goal to discover, develop and commercialize important new medicines. I have great confidence that their ongoing efforts and hard work in 2009 and beyond will yield substantial value to all of our key stakeholders.

Sincerely,



Paul A. Friedman, M.D.

President and Chief Executive Officer
April 2009

Forward-looking Statements
Except for the historical statements contained herein, the statements contained in this annual report, including without limitation, statements as to our transition from a pure drug discovery company, the expected timing and other information regarding our preclinical and clinical trials, the likelihood of initiating pivotal trials of and receiving expedited review for our JAK inhibitor for myelofibrosis, the potential usefulness of our compounds in treating disease and commercial potential, and our plans to seek partnerships or out-licensing opportunities and to commercialize certain programs on our own, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on our current intent, belief and expectations, using information currently available to us, and are therefore subject to certain risks, uncertainties, and assumptions that may cause actual results to differ materially, including the high degree of risk associated with drug development and clinical trials, the uncertainty of the FDA and European approval process, results of further research and development, the impact of technological advances and competition, our ability to enroll a sufficient number of patients for our clinical trials, unanticipated delays in programs or uses of capital, and other risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, and in our filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Incyte disclaims any intent or obligation to update these forward-looking statements.



Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880
(302) 498-6700

April 8, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Incyte Corporation that will be held on Tuesday, May 19, 2009, at 10:00 a.m., Eastern Daylight Time, at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801.

The formal notice of the Annual Meeting and the Proxy Statement have been made a part of this invitation.

After reading the Proxy Statement, please mark, date, sign and return, at an early date, the enclosed proxy in the enclosed prepaid envelope, to ensure that your shares will be represented. **Your shares cannot be voted unless you sign, date and return the enclosed proxy, submit your proxy by telephone or the internet, or attend the Annual Meeting in person.**

A copy of the Company's 2008 Annual Report to Stockholders is also enclosed.

The Board of Directors and management look forward to seeing you at the meeting.

Sincerely yours,

Richard U. De Schutter
Chairman of the Board

INCYTE CORPORATION

Notice of Annual Meeting of Stockholders
to be held Tuesday, May 19, 2009

To the Stockholders of Incyte Corporation:

The Annual Meeting of Stockholders of Incyte Corporation, a Delaware corporation (the "Company"), will be held at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801, on Tuesday, May 19, 2009, at 10:00 a.m., Eastern Daylight Time, for the following purposes:

1. To elect seven directors to serve until the 2010 Annual Meeting of Stockholders and thereafter until their successors are duly elected and qualified;
2. To consider and vote upon a proposal to amend the Company's 1991 Stock Plan to increase the number of shares available for issuance thereunder by 1,125,000 shares, from 29,350,000 shares to 30,475,000 shares;
3. To consider and vote upon a proposal to amend the Company's 1993 Directors' Stock Option Plan to increase the number of shares available for issuance thereunder by 75,000 shares, from 1,500,000 shares to 1,575,000 shares;
4. To consider and vote upon a proposal to amend the Company's 1997 Employee Stock Purchase Plan to increase the number of shares available for issuance thereunder by 750,000 shares, from 4,600,000 shares to 5,350,000 shares;
5. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2009; and
6. To transact such other business as may properly come before the Annual Meeting of Stockholders and any postponement or adjournment of the Annual Meeting.

Stockholders of record as of the close of business on March 27, 2009 are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

It is important that your shares be represented at this meeting. Even if you plan to attend the meeting, we hope that you will vote as soon as possible. Voting now will ensure your representation at the Annual Meeting regardless of whether you attend in person. Please review the instructions on page 2 of the attached Proxy Statement regarding your voting options. This will not limit your right to attend or vote at the meeting.

By Order of the Board of Directors



Patricia A. Schreck
Secretary

April 8, 2009

INCYTE CORPORATION
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Incyte Corporation, a Delaware corporation ("we," "us," "our," "Incyte" or the "Company"), of proxies in the accompanying form to be used at the Annual Meeting of Stockholders of the Company to be held at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801, on Tuesday, May 19, 2009, at 10:00 a.m., Eastern Daylight Time, and any postponement or adjournment thereof.

This Proxy Statement and the accompanying form of proxy are being mailed to stockholders on or about April 13, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2009.

The Proxy Statement and Annual Report are available at *http://bnymellon.mobular.net/bnymellon/incy*

For information on how to obtain directions to attend the Annual Meeting, please see "Questions and Answers about the Proxy Materials and the Annual Meeting."

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

What proposals will be voted on at the Annual Meeting?

Five proposals will be voted on at the Annual Meeting:

- The election of directors;
- The amendment of the Company's 1991 Stock Plan to increase the number of shares available for issuance;
- The amendment of the Company's 1993 Directors' Stock Option Plan to increase the number of shares available for issuance;
- The amendment of the Company's 1997 Employee Stock Purchase Plan to increase the number of shares available for issuance; and
- The ratification of the appointment of the independent registered public accounting firm for 2009.

What are the Board's recommendations?

Our Board recommends that you vote:

- "FOR" election of each of the nominated directors;
- "FOR" the amendment of the Company's 1991 Stock Plan to increase the number of shares available for issuance;
- "FOR" the amendment of the Company's 1993 Directors' Stock Option Plan to increase the number of shares available for issuance;

- "FOR" the amendment of the Company's 1997 Employee Stock Purchase Plan to increase the number of shares available for issuance; and
- "FOR" ratification of the appointment of the independent registered public accounting firm for 2009.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Stockholders of record at the close of business on March 27, 2009, the Record Date, may vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our Common Stock held as of the Record Date.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the "stockholder of record." The Proxy Statement, Annual Report and proxy card have been sent directly to you by Incyte.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. The Proxy Statement and Annual Report have been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction form included in the mailing.

How do I vote?

You may vote using any of the following methods:

- **By Mail** – Stockholders of record may submit proxies by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf "FOR" the election of the nominated directors, "FOR" the amendment of the Company's 1991 Stock Plan, "FOR" the amendment of the Company's 1993 Directors' Stock Option Plan, "FOR" the amendment of the Company's 1997 Employee Stock Purchase Plan and "FOR" the ratification of the independent registered public accounting firm for 2009. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees.
- **By Telephone** – Stockholders of record may submit proxies by following the telephone voting instructions on each proxy card. Most stockholders who hold shares beneficially in street name may provide voting instructions by telephone by calling the number specified on the voting instruction form provided by their brokers, banks or nominees. Please check the voting instruction form for telephone voting availability. Please be aware that if you submit voting instructions by telephone, you may incur costs such as telephone access charges for which you will be responsible. The telephone voting facilities will close at 11:59 p.m., Eastern Daylight Time, the day before the meeting date.

- **By Internet** – Stockholders of record with internet access may submit proxies by following the internet voting instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may provide voting instructions by accessing the website specified on the voting instruction form provided by their brokers, banks or nominees. Please check the voting instruction form for internet voting availability. Please be aware that if you vote over the internet, you may incur costs such as internet access charges for which you will be responsible. The internet voting facilities will close at 11:59 p.m., Eastern Daylight Time, the day before the meeting date.
- **In Person at the Annual Meeting** – Shares held in your name as the stockholder of record may be voted at the Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. You may obtain directions to the Annual Meeting by contacting the Company's Investor Relations Department at (302) 498-6700. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions or vote by telephone or the internet so that your vote will be counted if you later decide not to attend the meeting.***

Can I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote at the Annual Meeting. If you submitted your proxy by mail, you must file with the Secretary of the Company a written notice of revocation or deliver, prior to the vote at the Annual Meeting, a valid, later-dated proxy. If you submitted your proxy by telephone or the internet, you may change your vote or revoke your proxy with a later telephone or internet proxy, as the case may be. Attendance at the Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Secretary before the proxy is exercised or you vote by written ballot at the Annual Meeting.

How are votes counted?

In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For other items of business, you may vote "FOR," vote "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction form with no further instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of the nominees to the Board of Directors, "FOR" the amendment of the Company's 1991 Stock Plan, "FOR" the amendment of the Company's 1993 Directors' Stock Option Plan, "FOR" the amendment of the Company's 1997 Employee Stock Purchase Plan, "FOR" ratification of the independent registered public accounting firm, and in the discretion of the proxy holders on any other matters that may properly come before the meeting).

What vote is required to approve each item?

For Proposal 1, the election of directors, the seven persons receiving the highest number of "FOR" votes at the Annual Meeting will be elected. In addition to the voting requirements under Delaware law as to the election of directors, our Board has adopted a policy governing what will occur in the event that a director does not receive a majority of the votes cast. A majority of the votes cast means that the number of votes "FOR" the nominee exceeds the number of votes "WITHHELD." Abstentions and broker non-votes will not be counted to determine whether a nominee receives a majority of votes cast. Additional information concerning our policy for the election of directors is set forth under the heading "Corporate Governance—Majority Voting Policy."

Each of Proposal 2, Proposal 3, Proposal 4 and Proposal 5 requires the affirmative "FOR" vote of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote. For each of Proposal 2, Proposal 3, Proposal 4 and Proposal 5, abstentions have the same effect as votes

"AGAINST" the matter. If you hold shares beneficially in street name and do not provide your broker or nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained.

Is cumulative voting permitted for the election of directors?

Stockholders may not cumulate votes in the election of directors, which means that each stockholder may vote no more than the number of shares he or she owns for a single director candidate.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of Common Stock outstanding on the Record Date will constitute a quorum. As of the close of business on the Record Date, there were 97,339,849 shares of our Common Stock outstanding. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

What is "householding" and how does it affect me?

We have adopted a process for mailing the Annual Report and Proxy Statement called "householding," which has been approved by the Securities and Exchange Commission. Householding means that stockholders who share the same last name and address will receive only one copy of the Annual Report and Proxy Statement, unless we receive contrary instructions from any stockholder at that address. We will continue to mail a proxy card to each stockholder of record.

If you prefer to receive multiple copies of the Annual Report and Proxy Statement at the same address, additional copies will be provided to you upon request. If you are a stockholder of record, you may contact us by writing to Investor Relations Department, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, Delaware 19880 or by calling (302) 498-6700 and asking for Investor Relations. Eligible stockholders of record receiving multiple copies of the Annual Report and Proxy Statement can request householding by contacting us in the same manner. We have undertaken householding to reduce printing costs and postage fees, and we encourage you to participate.

If you are a beneficial owner, you may request additional copies of the Annual Report and Proxy Statement or you may request householding by notifying your broker, bank or nominee.

How are proxies solicited?

Our employees, officers and directors may solicit proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the owners of our Common Stock.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

The Board of Directors proposes the election of seven directors of the Company to serve until the next annual meeting of stockholders and thereafter until their successors are duly elected and qualified. If any nominee is unable or declines to serve as director at the time of the Annual Meeting, an event that we do not currently anticipate, proxies will be voted for any nominee designated by the Board of Directors to fill the vacancy.

Our Bylaws provide that the Company shall not have fewer than one nor more than twelve directors, with the exact number of directors to be determined by the Board of Directors. The number of directors is currently fixed at seven.

Names of the nominees and certain biographical information about them are set forth below:

Name	Age	Position with the Company	Director Since
Richard U. De Schutter	68	Chairman of the Board	2001
Barry M. Ariko	63	Director	2001
Julian C. Baker	42	Director	2001
Paul A. Brooke	63	Director	2001
Paul A. Friedman, M.D.	66	President and Chief Executive Officer and Director	2001
John F. Niblack, Ph.D.	70	Director	2006
Roy A. Whitfield	55	Director	1991

Richard U. De Schutter has been Chairman of the Company's Board of Directors since 2004. He was Chairman and Chief Executive Officer of DuPont Pharmaceuticals Company, a drug manufacturer formerly based in Wilmington, Delaware, from July 2000 to October 2001. He served as Chief Administrative Officer of Pharmacia Corporation between April 2000 and July 2000. From January 1999 through March 2000, Mr. De Schutter served as Vice Chairman and Chief Administrative Officer of Monsanto Company. He served as Chief Executive Officer of G.D. Searle & Co. from April 1995 to December 1998. Mr. De Schutter is also a director of Ecolab, Inc., Smith & Nephew plc, Varian, Inc. and several privately held companies.

Barry M. Ariko retired from Mirapoint, Inc. in November 2007, where he had served as its President and Chief Executive Officer since November 2003 and as its Chairman of the Board since December 2003. From April 2001 until September 2001, Mr. Ariko was Senior Vice President of Peregrine Systems, Inc., an infrastructure management software company, and from April 2001 until June 2002 was a member of its Board of Directors. From March 2000 until the acquisition of Extricity, Inc. by Peregrine in April 2001, Mr. Ariko served as Chairman of the Board, Chief Executive Officer and President of Extricity, an internet software provider. From March 1999 to January 2000, Mr. Ariko was a Senior Vice President of America Online, Inc., where he was responsible for the Netscape Enterprise Group. From August 1998 until the acquisition of Netscape Communications Corporation by America Online in March 1999, Mr. Ariko served as Executive Vice President and Chief Operating Officer of Netscape. From 1994 to August 1998, Mr. Ariko was Executive Vice President of Oracle Corporation. Mr. Ariko currently serves as a director of Autonomy Corporation plc and a privately held company.

Julian C. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Felix Baker, Ph.D., founded in 2000. Mr. Baker's firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies. Mr. Baker's career as a fund manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch family. Previously, Mr. Baker was employed from 1988 to 1993 by the private equity investment arm of Credit Suisse First Boston Corporation. He is also a director of Genomic Health, Inc., Neurogen Corporation and Trimeris, Inc.

Paul A. Brooke has been Chairman of the Board of Directors of Alsius Corporation, a medical device company, since June 2007, and was the Chairman and Chief Executive Officer of a predecessor company from 2005 to June 2007. Mr. Brooke has been the Managing Member of PMSV Holdings, LLC, a private investment firm, since 1993. He has also served as a Senior Advisor to Morgan Stanley & Co. Incorporated since April 2000, and was a Venture Partner at MPM Capital, a venture capital firm specializing in the healthcare industry, from 1997 through 2006. From April 1999 through May 2000, Mr. Brooke served as a Managing Director at Tiger Management LLC. He was a Managing Director and the Global Head of Healthcare Research and Strategy at Morgan Stanley & Co. from 1983 to April 1999. Mr. Brooke is also a director of HLTH Corporation, ViroPharma Incorporated and several privately held companies.

Paul A. Friedman, M.D. joined the Company as the Chief Executive Officer in November 2001 and has been President of the Company since May 2004. From 1998 until October 2001, Dr. Friedman served as President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of DuPont Pharmaceuticals Company (formerly The DuPont Merck Pharmaceutical Company), from 1994 to 1998 he served as President of Research and Development of The DuPont Merck Pharmaceutical Company, and from 1991 to 1994 he served as Senior Vice President at Merck Research Laboratories. Prior to his work at Merck and DuPont, Dr. Friedman was an Associate Professor of Medicine and Pharmacology at Harvard Medical School. Dr. Friedman is a Diplomate of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation.

John F. Niblack, Ph.D. retired from Pfizer Inc. in September 2002, where he had served as its Vice Chairman since May 1999, and as a director since June 1997. From June 2000 to July 2002, he also served as President of Pfizer Global Research and Development. Dr. Niblack was Executive Vice President of Pfizer from 1993 to May 1999 and was responsible for Pfizer's Global Research and Development Division and Pharmaceutical Licensing and Development. Dr. Niblack held other various positions at Pfizer from 1967 to 1993.

Roy A. Whitfield co-founded the Company and served as Chairman of the Board from November 2001 until June 2003. Mr. Whitfield served as Chief Executive Officer of the Company between June 1993 and November 2001, as President of the Company from June 1991 until January 1997, and as Treasurer of the Company between April 1991 and October 1995. From 1984 to 1989, he held senior operating and business development positions with Technicon Instruments Corporation, a medical instrumentation company, and its predecessor company, Cooper Biomedical, Inc., a biotechnology and medical diagnostics company. Prior to his work at Technicon, Mr. Whitfield spent seven years with the Boston Consulting Group's international consulting practice. He also serves as a director of Illumina, Inc., Nektar Therapeutics and several privately held companies.

The Board of Directors recommends a vote "FOR" election as director of the nominees set forth above.

Director Independence

The Board of Directors has determined that, except for Dr. Friedman, each individual who currently serves as a member of the Board is, and each individual who served as a member of the Board in 2008 was, an "independent director" within the meaning of Rule 4200 of The NASDAQ Stock Market. Dr. Friedman is not considered independent as he is employed as our President and Chief Executive Officer. All of the nominees are members of the Board standing for re-election as directors. For Messrs. Ariko, Brooke, De Schutter and Niblack, the Board of Directors considered their relationship and transactions with the Company as directors and security holders of the Company. For Mr. Baker, the Board of Directors considered Mr. Baker's relationship and transactions with the Company as a director and security holder of the Company, and ordinary course transactions with another company for which Mr. Baker serves as a director. For Mr. Whitfield, the Board of Directors considered Mr. Whitfield's status as a director, security holder and former executive officer of the Company.

Board Meetings

The Board of Directors held eight regularly scheduled meetings during 2008. Each director attended at least 75% of the aggregate number of meetings held by the Board of Directors and of the committees on which such director served during his tenure in 2008.

The independent directors meet in regularly scheduled executive sessions at in-person meetings of the Board of Directors without the participation of the President and Chief Executive Officer or other members of management. There were five regularly scheduled in-person meetings of the Board of Directors in 2008.

All directors are expected to attend the Annual Meeting and, in 2008, all directors attended the annual meeting of stockholders.

Board Committees

The Board of Directors has appointed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has determined that each director who serves on these committees is "independent," as that term is defined by applicable listing standards of The NASDAQ Stock Market and Securities and Exchange Commission rules. The Board has approved a charter for each of these committees that can be found on our website at *http://www.incyte.com* under the "Corporate Governance" heading in the Investor Relations portion of our website. The Board has also appointed a Finance Committee and a Non-Management Stock Option Committee.

Audit Committee

The current members of the Audit Committee are Barry M. Ariko (Chair), Richard U. De Schutter and Roy A. Whitfield. Mr. De Schutter joined the Audit Committee in February 2009, replacing Matthew W. Emmens, who served on the Audit Committee until his resignation from the Board of Directors in February 2009. The Audit Committee held five meetings during 2008. The Audit Committee's primary functions are to assist the Board of Directors in fulfilling its oversight responsibilities relating to the Company's financial statements, system of internal control over financial reporting, and auditing, accounting and financial reporting processes. Other specific duties and responsibilities of the Audit Committee are to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm, review and pre-approve audit and permissible non-audit services, review the scope of the annual audit, monitor the independent registered public accounting firm's relationship with the Company, and meet with the independent registered public accounting firm and management to discuss and review our financial statements, internal control over financial reporting, and auditing, accounting and financial reporting processes. The Board of Directors has determined that all three members of the Audit Committee are qualified as Audit Committee Financial Experts under the definition outlined by the Securities and Exchange Commission.

Compensation Committee

The current members of the Compensation Committee are Paul A. Brooke (Chair), Barry M. Ariko, Julian C. Baker and Richard U. De Schutter. The Compensation Committee held seven meetings during 2008. The Compensation Committee's primary functions are to assist the Board of Directors in meeting its responsibilities with regard to oversight and determination of executive compensation and to review and make recommendations with respect to major compensation plans, policies and programs of the Company. Other specific duties and responsibilities of the Compensation Committee are to develop and monitor compensation arrangements for our executive officers, make recommendations to the independent members regarding compensation of our Chief Executive Officer, determine compensation for our other executive officers, determine stock-based compensation awards for our executive officers, and administer performance-based compensation plans such as our 1991 Stock Plan. The Compensation Committee also reviews and recommends directors' compensation to the full Board of Directors. The Compensation Committee has the sole authority to select, retain, terminate and approve the fees and other retention terms of consultants as it deems appropriate to perform its duties. Additional information concerning the Compensation Committee's processes and procedures for the consideration and determination of executive compensation is set forth under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Richard U. De Schutter (Chair), Julian C. Baker and Paul A. Brooke. The Nominating and Corporate Governance Committee held two meetings during 2008. The Nominating and Corporate Governance Committee's primary functions are to identify qualified individuals to become members of the Board of Directors, determine the composition of the Board and its committees, and monitor a process to assess Board effectiveness. Other specific duties and responsibilities of the Nominating and Corporate Governance Committee are to recommend nominees to fill vacancies on the Board of Directors, review and make recommendations to the Board of Directors with respect to candidates for director proposed by stockholders, review the composition, functioning and effectiveness of the Board and its committees, develop and recommend to the Board of Directors codes of conduct applicable to officers, directors and employees and charters for the various committees of the Board, and review and make recommendations to the Board of Directors regarding the succession plan relating to the Chief Executive Officer.

Finance Committee

The current members of the Finance Committee are Paul A. Brooke (Chair), Julian C. Baker, Richard U. De Schutter, and Paul A. Friedman. The Finance Committee held fourteen meetings in 2008. The Finance Committee's primary function is to assist the Board of Directors in its oversight of the Company's strategic financing matters and, in that regard, to review and recommend matters related to the capital structure of the Company and, upon delegation by the Board of Directors, to exercise the powers of the Board of Directors that may be lawfully delegated to the Finance Committee in connection with the authorization, issuance and sale of debt or equity securities of the Company.

Non-Management Stock Option Committee

Dr. Friedman currently serves as the Non-Management Stock Option Committee. The Non-Management Stock Option Committee is a secondary committee responsible for granting and issuing awards of options and shares under the 1991 Stock Plan to eligible employees or consultants, other than to members of the Board of Directors, to individuals designated by the Board of Directors as "Section 16 officers," and to employees who hold the title of Senior Vice President or above. In addition, the Non-Management Stock Option Committee may not make any awards or grants to any one employee or consultant that total more than 50,000 shares of Common Stock in any calendar year.

Corporate Governance

Corporate Governance Guidelines

The Board of Directors is committed to sound and effective corporate governance practices. Accordingly, the Board has adopted Corporate Governance Guidelines, which are intended to describe the governance principles and procedures by which the Board functions. The guidelines are subject to periodic review and update by the Nominating and Corporate Governance Committee and the Board. These

Guidelines can be found on our website at *http://www.incyte.com* under the "Corporate Governance" heading in the Investor Relations portion of our website.

The Corporate Governance Guidelines provide, among other things, that:

- a majority of the directors must be independent;
- directors should offer to resign from the Board if they experience a change in their principal occupation;
- directors should submit their resignations from the Board if they do not receive the votes of a majority of the shares voted in an uncontested election;
- directors should advise the chair of the Nominating and Corporate Governance Committee before accepting an invitation to serve on more than four other public company boards (or, if a director is a chief executive officer of a public company, more than two other public company boards);
- the Audit, Compensation, and Nominating and Corporate Governance Committees must consist solely of independent directors;
- the Board and its committees may seek advice from outside advisors as appropriate;
- the independent directors regularly meet in executive sessions without the presence of the non-independent directors or members of our management; and
- the Nominating and Corporate Governance Committee periodically reviews the composition, functioning and effectiveness of the Board and its committees, and oversees the self-assessment of the Board and its committees.

Director Nomination

The Board of Directors nominates directors for election at each annual meeting of stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

The Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with a diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to the Company and the Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and, preferably, multiple, members of the Board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules, and our Corporate Governance Guidelines require that a majority of the members of the Board meet the definition of "independent director" under the rules of The NASDAQ Stock Market. The Nominating and Corporate Governance Committee believes it appropriate for certain key members of our management—currently, the President and Chief Executive Officer—to participate as members of the Board.

Prior to each annual meeting of stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or if a vacancy is created on the Board as a result of a resignation, an increase in the size of the Board or other event, then the Committee will consider various candidates for Board membership, including those suggested by the Committee members, by other Board members, by any search firm engaged by the Committee and by stockholders. The Committee may only recommend, and the Board may only nominate, candidates for director who agree to tender, promptly following their election or re-election as a director, irrevocable resignations that would be effective if the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election and if the Board accepts the resignation. The Committee recommended all of the nominees for election included in this Proxy Statement. All of the nominees are members of the Board standing for re-election as directors.

A stockholder who wishes to suggest a prospective nominee for the Board should notify the Secretary of the Company or any member of the Nominating and Corporate Governance Committee in writing with any supporting material the stockholder considers appropriate. In addition, our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at our annual meeting of stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to the Secretary of the Company and otherwise comply with the provisions of our Bylaws. To be timely, our Bylaws provide that the Company must have received the stockholder's notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. However, in the event that no annual meeting was held in the preceding year or the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary date of the preceding year's annual meeting of stockholders, notice by the stockholder to be timely must be so received by the Secretary of the Company not later than the close of business on the later of (1) the 90th day prior to the date of the meeting and (2) the 10th day following the earlier to occur of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public announcement of the date of such scheduled annual meeting was first made. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be addressed to:

Secretary
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

You can obtain a copy of the full text of the Bylaw provision by writing to the Company's Secretary at the above address.

Majority Voting Policy

Our Corporate Governance Guidelines include a majority voting policy for the election of directors. This policy states that if a nominee for director in an uncontested election does not receive a majority of the votes cast, the director must submit a resignation to the Board. In order to receive a majority of the votes cast, the number of shares voted "for" must exceed the number of votes to withhold authority and votes against, excluding abstentions. The Nominating and Corporate Governance Committee will evaluate and make a recommendation to the Board with respect to the proffered resignation. The Board must take action on the recommendation within 90 days following certification of the stockholder vote. The director whose resignation is under consideration cannot participate in any decision regarding his or her resignation. The Nominating and Corporate Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Communications with the Board of Directors

If you wish to communicate with the Board of Directors, you may send your communication in writing to:

Secretary
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

You must include your name and address in the written communication and indicate whether you are a stockholder of the Company.

The Secretary will review any communications received from a stockholder and all material communications from stockholders will be forwarded to the appropriate director or directors or Committee of the Board based on the subject matter.

Certain Relationships and Related Transactions

It is the Company's policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of the Company. This policy is included in the Company's Code of Business Conduct and Ethics and Board of Directors Code of Conduct and Ethics. The Company conducts a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Company's Audit Committee or another independent body of the Board of Directors.

Compensation of Directors

Directors who are employees of the Company do not receive any fees for their service on the Board of Directors or any committee. During 2008, Dr. Friedman was the Company's only employee director. For a description of the compensation arrangements with Dr. Friedman, see "Executive Compensation."

Cash Compensation

Each non-employee director, other than the Chairman of the Board, receives a $25,000 annual retainer, payable quarterly, and prorated for such portion of the year that the director serves on the Board. Mr. De Schutter receives an annual retainer of $50,000 as Chairman of the Board. The chair of the Audit Committee receives an additional $15,000 annual retainer, and each other member of the Audit Committee receives an additional $7,500 annual retainer. The chair of the Compensation Committee receives an additional $12,000 annual retainer, and each other member of the Compensation Committee receives an additional $6,000 annual retainer. The chair of any other committee receives an additional $4,000 annual retainer, and each other member of such other committee receives an additional $2,000 annual retainer. All directors are reimbursed for their travel and out-of pocket expenses in accordance with our travel policy for each in-person Board or committee meeting that they attend.

Equity Compensation

In addition to cash compensation for services as a member of the Board, the non-employee directors also receive options to purchase shares of our Common Stock pursuant to the 1993 Directors' Stock Option Plan. Under the Directors' Option Plan, each new non-employee director appointed to the Board of Directors receives an initial stock option grant of 35,000 shares of Common Stock at an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant. The option will vest as to 25% of the shares on the first anniversary of the date of the grant, with the remaining shares vesting monthly over the following three years. Pursuant to the Directors' Option Plan, following the conclusion of each annual meeting of stockholders, each non-employee director who will continue to serve as a member of the Board of Directors receives an option to purchase 20,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Each of these options will vest in full on the first anniversary of the date of the grant or, if earlier, the date of the next annual meeting of stockholders or upon a change in control. When a new non-employee director is appointed to the Board of Directors at a time other than at an annual meeting, the director will receive a pro rata portion of the automatic annual grant that will vest in full on the date of our next annual meeting of stockholders. In 2008, each non-employee director received their annual grant of an option to purchase 20,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant.

The table below shows the compensation paid to each non-employee director for their service in 2008:

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(3)	Total ($)
Richard U. De Schutter	62,000	70,192	132,192
Barry M. Ariko	46,000	70,192	116,192
Julian C. Baker	35,000	70,192	105,192
Paul A. Brooke	43,000	70,192	113,192
Matthew W. Emmens(1)	32,500	83,622	116,122
John F. Niblack	25,000	83,622	108,622
Roy A. Whitfield	32,500	70,192	102,692

(1) Matthew W. Emmens resigned from the Board of Directors effective February 4, 2009.

(2) Amounts listed in this column represent the compensation expense of option awards recognized by the Company, before forfeitures, under Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R) for the 2008 fiscal year, rather than amounts paid to or realized by the named individual, and includes expense recognized for awards granted prior to 2008. Please refer to Note 11 to our consolidated financial statements in our 2008 Annual Report on Form 10-K for the underlying assumptions for this expense. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by the Company. The grant date fair value of the options granted to each non-employee director during 2008 was $75,956.

(3) The following table provides the number of shares of Common Stock subject to outstanding options held at December 31, 2008 for each director, as applicable:

Name	Number of Shares Underlying Unexercised Options
Richard U. De Schutter	147,084
Barry M. Ariko	140,834
Julian C. Baker	137,917
Paul A. Brooke	152,084
Matthew W. Emmens	75,000
John F. Niblack	75,000
Roy A. Whitfield	230,000

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Compensation Committee of our Board of Directors believes that compensation of our executive officers should:

- Encourage creation of stockholder value and achievement of strategic corporate objectives;
- Integrate compensation with our annual and long-term corporate objectives and strategy, and focus executive behavior on the fulfillment of those objectives;
- Provide a competitive total compensation package that enables us to attract and retain, on a long-term basis, qualified personnel; and
- Provide fair compensation consistent with internal compensation programs.

Implementing Our Objectives

Role of Compensation Committee and Our Chief Executive Officer. The Compensation Committee approves, administers and interprets our executive compensation and benefits policies, including our 1991 Stock Plan. The Compensation Committee evaluates the performance of our President and Chief Executive Officer (CEO) and determines his compensation in light of the goals and objectives of our compensation program. Our CEO and the Compensation Committee together assess the performance of our other executive officers and determine their compensation, based on initial recommendations from our CEO.

Peer Group Benchmarking. While the Compensation Committee did not use market benchmarks to determine executive compensation for 2008, the Committee reviewed market reference data to evaluate the competitiveness of our executive officers' compensation and to determine whether the total compensation paid to each of our named executive officers was reasonable in the aggregate.

The Compensation Committee reviewed executive cash compensation against the SIRS® Executive Compensation Data, which was used because the Committee believes the SIRS data is more closely aligned with companies that we compete with for talent than other available surveys such as Radford. We use the SIRS data as reference data when establishing cash compensation for all of our employees. The SIRS data is available to companies that subscribe to the survey and was derived from the following companies:

Abbott Laboratories
Allergan
Amgen
Amylin Pharmaceuticals
AstraZeneca
BioEnergy International
Biogen Idec
Bio-Rad Laboratories
Boehringer Ingelheim Pharmaceuticals
Bristol Myers Squibb
Celgene
Cephalon
Cubist Pharmaceuticals
CV Therapeutics
Eli Lilly
Endo Pharmaceuticals
Enzon Pharmaceuticals
Exelixis
Forest Laboratories
Genentech
Genzyme
Gilead Sciences
GlaxoSmithKline Pharmaceuticals
Johnson & Johnson Biotechnology
Johnson & Johnson Corporate
Johnson & Johnson Pharmaceuticals
MedImmune
Medtronic
Merck
Millennium Pharmaceuticals
Novartis Pharmaceuticals
Pfizer
Procter & Gamble Pharmaceuticals
Purdue Pharma
Regeneron Pharmaceuticals
Roche Molecular Systems
Roche Palo Alto
Roche Pharmaceuticals
Sanofi Aventis
Schering-Plough
Sepracor
Shire
Solvay Pharmaceuticals
Teva Pharmaceutical USA
Verenium
Vertex Pharmaceuticals
Wyeth Pharmaceuticals

The Compensation Committee noted that our executives' base salaries and targeted total cash compensation were below the median for the SIRS executives.

The Compensation Committee also reviewed a peer group of 17 biotechnology and pharmaceutical companies, chosen based on the following characteristics: major labor and capital market competitors, broadly similar size in pre-tax loss and market capitalization value, and similar growth and performance potential. This group differed from the peer group used for 2007 primarily because of changes in our market capitalization and those of a number of the peer group companies from the prior year. To reduce expenses, the Compensation Committee did not use an independent executive compensation consultant in 2008 but, instead, requested our finance and human resources personnel to compile the data reviewed by the Committee; the data was similar to that generated in a prior year by the Committee's former independent compensation consultant. These companies are:

Alexion Pharmaceuticals	Dendreon	Regeneron Pharmaceuticals
Allos Therapeutics	Exelixis	Rigel Pharmaceuticals
Alnylam Pharmaceuticals	Human Genome Sciences	Seattle Genetics
ARIAD Pharmaceuticals	Intermune	Theravance
Array Biopharma	Onyx Pharmaceuticals	Vertex Pharmaceuticals
Cubist Pharmaceuticals	OSI Pharmaceuticals	

The Compensation Committee reviewed against the peer group data CEO total realized compensation and executive option grant metrics—share usage, potential dilution and shareholder value transfer. The Committee noted that our 2007 CEO total realized compensation, which includes actual salary and bonus plus the compensation expense of option and other stock awards under FAS 123R, was below the average and median for our peer group. The Committee also noted that our total potential dilution, measured as total equity awards outstanding for our company plus those available for future grant, divided by fully diluted shares outstanding, was above the peer group median and average but below the 75th percentile, that our three year shareholder value transfer rate, net of cancellations and forfeitures, was less than the peer group median and average, and that our annual share usage, based on equity grants as a percentage of total outstanding shares, net of cancellations and forfeitures, was less than the peer group average and slightly greater than the peer group median.

Equity Grant Practices. The exercise price of each stock option awarded to our executive officers under our 1991 Stock Plan is the closing price of our common stock on the date of grant, which for our annual stock option grants is the date of the regularly scheduled Compensation Committee meeting shortly after the end of each year at which equity awards for senior executives are determined. These meetings are scheduled in advance, and we do not coordinate the timing of equity award grants with the release of financial results or other material announcements by the Company. Under our 1991 Stock Plan, we may not reprice or replace options at lower exercise prices without stockholder approval.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to our CEO and each of the next three most highly compensated executive officers (excluding the chief financial officer). To maintain flexibility in compensating our executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy requiring all executive compensation to be deductible.

Stock Ownership Guidelines. We have not currently adopted stock ownership guidelines.

Key Elements of Executive Compensation

Our executive officers' compensation currently includes three primary components: base salary, cash bonus, and equity-based incentive awards. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

Base Salary. Base salaries are designed to attract and retain qualified personnel by providing a consistent cash flow throughout the year as compensation for acceptable levels of performance of day-to-day responsibilities. Base salaries for our executive officers are established based on the scope of their responsibilities, their performance, and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for those executive officers at the time of hire. The Compensation Committee reviews salaries on an annual basis. At such time, the Compensation Committee may change each executive officer's salary based on the individual's contributions and responsibilities over the prior twelve months and any change in competitive market pay levels.

In February 2008, the Compensation Committee set the 2008 base salaries for our executive officers. Base salary increased by 4% for 2008 for each of the five executive officers named in the table below entitled "Summary Compensation Table"; 4% was the average base salary increase for all of our employees. The Compensation Committee considered job performance, internal pay alignment and equity, and marketplace competitiveness in determining the base salaries. In January 2009, the Compensation Committee determined not to increase for 2009 the base salaries for our executive officers, as no base salary increases were being made for any of our employees.

Incentive Compensation Plan. Each year, we have established an incentive compensation plan that provides for cash incentive awards for all of our eligible employees. The plans have been designed to align incentive awards for each participant based upon an evaluation of our achievement of corporate objectives, which are approved by our Board of Directors based on the recommendations of the Compensation Committee, as well as, in the case of individuals other than our CEO, the achievement of individual business objectives for a particular year. Eligibility to participate in the plans and actual award amounts are not guaranteed and are determined, in the case of our executive officers, at the discretion of the Compensation Committee. After the completion of each year, the Compensation Committee reviews with our CEO the level of achievement of the corporate objectives under the plan and determines the size of the overall bonus pool to be used for awards. The Compensation Committee, with input from our CEO with respect to our other executive officers, may use discretion in determining for each executive officer his or her bonus amount.

Incentive awards for our executive officers were approved by the Compensation Committee and paid in 2009 pursuant to our 2008 incentive compensation plan. Each of our executive officers other than our CEO had a funding target under the plan of 50% of his or her annual base salary for the 2008 fiscal year, with the potential for actual awards under the plan to either exceed or be less than the funding target depending upon corporate performance, as well as the executive officer's performance of certain individual goals that are predetermined by our CEO. Our CEO had a funding target under the plan of 75%, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Target incentive award amounts for each participant were based on the participant's potential impact on our operating and financial results and on market competitive pay practices. Individual performance goals were established for eligible employees other than our CEO, and evaluations were based upon whether the employee met, exceeded or did not meet each established goal. Under our incentive compensation plan, the percentage of potential incentive awards attributable to the achievement of individual goals decreases as seniority increases, with a greater proportion of the potential incentive awards for executive officers being based upon achievement of corporate performance objectives.

While executive officers other than our CEO have individual performance objectives that are evaluated by our CEO, the outcome of those objectives did not affect awards under our 2008 incentive compensation plan to those officers, and the award amounts were based solely on achievement of the corporate performance objectives.

Corporate performance objectives for 2008 were based on achievement of drug discovery and development objectives, representing 85% of the overall objectives; achievement of business development objectives, representing 7.5% of the overall objectives; and finance objectives, representing 7.5% of the overall objectives. Threshold, target and outperform achievement levels were defined for each corporate objective, resulting in payouts ranging from 0% to 150% for each objective depending on achievement of such performance levels, with bonus opportunities enabling payouts of up to an additional 25%. At the time the corporate performance objectives for 2008 were set, the Committee and management believed that achievement of the target levels of performance would be difficult and challenging, perhaps even more so than those for 2007, but achievable with significant effort and skill, favorable preclinical study and clinical trial results, and favorable FDA meeting outcomes.

In January 2009, the Compensation Committee evaluated the achievement of the 2008 corporate performance objectives and determined that incentive awards under our 2008 incentive compensation plan should be based upon achievement of 97.5% of the target level of corporate performance objectives. Of our discovery and development objectives, we achieved the IND filings objective, which had a target payout of 5%, at the 7.5% level, as we made four specified IND filings in 2008, including filing the IND for our JAK inhibitor compound INCB 28050 before June 30, 2008. We achieved the other discovery objectives, which had a target payout of 5% and related primarily to the identification of lead and backup compounds for our various programs, at the 7.5% level. We achieved our objectives for our JAK inhibitor program, which had a target payout of 57.5%, at the 52.5% level. The objectives for our JAK inhibitor program related to the timing of submission and approval of our special protocol assessment and initiation of a registration study for our lead JAK inhibitor for myelofibrosis and the achievement of specified outcomes in clinical trials for our JAK inhibitor compounds in other cancer indications and inflammation. We achieved objectives relating to our other drug candidate programs, which had a target payout of 17.5%, at the 22.5% level. Our finance objectives were met at the target level, resulting in a payout of 7.5%, and our business development objectives, which had a target payout of 7.5%, were not achieved. The incentive award amounts paid to our CEO and our other executive officers for 2008 were based on the achievement of the predetermined corporate objectives at the 97.5% level.

In March 2009, we established corporate objectives for our 2009 incentive compensation plan. Corporate performance objectives for 2009 are based on achievement of drug discovery objectives, representing 10% of the overall objectives, drug development objectives, representing 47.5% of the overall objectives, commercial objectives, representing 7.5% of the overall objectives, finance objectives, representing 10% of the overall objectives, and business development objectives, representing 25% of the overall objectives. Threshold, target and outperform achievement levels were defined for each corporate objective and, depending on the achievement of those performance levels, payouts ranging from 0% to 150% may be made, with bonus opportunities enabling payouts of up to an additional 25%. The Committee and management believe that achievement of the target levels of performance will be difficult and challenging, but achievable with significant effort and skill, favorable preclinical study and clinical trial results, favorable FDA meeting outcomes, acceptable financial market conditions, and successful outcomes from discussions with potential collaboration partners.

Equity-Based Incentive Awards. The Compensation Committee administers equity-based incentive awards, such as stock option grants, that are made to our executive officers under our 1991 Stock Plan. The Compensation Committee believes that by providing those persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of our stockholders and executive officers will be closely aligned. Therefore, executive officers are eligible to receive equity-based incentive awards when the Compensation Committee performs its annual review, although these awards may be granted at other times in recognition of exceptional achievements. As is the case when the amounts of base salary and initial equity awards are determined, the Compensation Committee conducts a review of all components of an executive officer's compensation when determining annual equity awards to ensure that the executive's total compensation conforms to our overall philosophy and objectives.

The Compensation Committee approved grants of stock options to our executive officers in January 2009 in connection with the Compensation Committee's evaluation of our 2008 performance, and granted options in the same amounts as were granted to such officers in February 2008 for 2007 performance. These amounts were based on previously determined stock grant guidelines for all employees, and took into consideration the market reference data described above. The Compensation Committee also approved the total number of options to be awarded to all employees of the Company in connection with this annual review of stock option grants and reviewed the relative levels of grants to executive officers in relation to grants to non-executive officer employees.

Under our 1991 Stock Plan, we may grant restricted stock or restricted stock unit awards. In 2008, the Compensation Committee did not grant restricted stock or restricted stock units to any of our executive officers. The Compensation Committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable, but the 1991 Stock Plan contains a limit on the total amount that may be awarded.

Termination Based Compensation Under Employment Agreements and Offer Letters. Our executive officers are parties to employment agreements and offer letters, as described below under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." We have no current plans to make changes to any employment agreements or offer letters, except as required by law or as required to clarify the benefits to which our executive officers are entitled. In December 2008, we amended these employment agreements primarily to make changes necessary to comply with Section 409A of the Internal Revenue Code.

These employment agreements and offer letters provide for severance payments and acceleration of vesting of equity-based awards upon termination of employment under the circumstances described below under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." In general, the employment agreements provide for severance benefits if an officer's employment is terminated within 24 months following a change in control. These agreements are designed both to attract executives, as we compete for talented employees in a marketplace where such protections are routinely offered, and to retain executives and provide continuity of management in the event of an actual or threatened change in control.

Other Compensation. All of our full-time employees, including our executive officers, may participate in our health programs, such as medical, dental and vision care coverage, and our 401(k) and life and disability insurance programs. These benefits are designed to provide our executive officers and eligible employees a competitive total compensation package that enables us to attract and retain qualified personnel.

Compensation Committee Report

This report shall not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into a document filed under such Acts.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this Proxy Statement with our management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Compensation Committee

Paul A. Brooke
Barry M. Ariko
Julian C. Baker
Richard U. De Schutter

Named Executive Officers

The Summary Compensation Table, Grants of Plan-Based Awards Table and the tables that follow provide compensation information for our named executive officers, including Paul A. Friedman as President and Chief Executive Officer, David C. Hastings as Executive Vice President and Chief Financial Officer, and the three most highly compensated of our executive officers who were serving as executive officers at the end of 2008, which in 2008 were Brian W. Metcalf, Patricia A. Schreck and Paula J. Swain.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Paul A. Friedman	2008	587,933	1,013,420	431,842	11,189	2,044,384
President and Chief	2007	565,320	851,543	613,267	7,076	2,037,206
Executive Officer	2006	543,577	874,450	393,120	6,909	1,818,056
David C. Hastings	2008	311,723	501,572	152,642	3,471	969,408
Executive Vice President and	2007	299,734	395,771	216,770	3,449	915,724
Chief Financial Officer	2006	288,206	400,541	138,955	3,428	831,130
Brian W. Metcalf	2008	397,789	493,781	194,786	41,750(4)	1,128,106
Executive Vice President and	2007	383,325	377,412	276,620	41,638(5)	1,078,995
Chief Drug Discovery Scientist	2006	350,010	348,639	180,797	48,643(6)	928,089
Patricia A. Schreck	2008	278,960	499,447	136,599	4,180	919,186
Executive Vice President	2007	268,231	404,582	193,987	3,601	870,401
and General Counsel	2006	257,914	407,266	124,351	3,574	793,105
Paula J. Swain	2008	309,385	497,791	151,498	3,714	962,388
Executive Vice President,	2007	297,486	381,273	215,145	3,444	897,348
Human Resources	2006	286,044	355,822	137,913	3,424	783,203

(1) Amounts listed in this column represent the compensation expense of option awards recognized by the Company, before forfeitures, under FAS 123R for the corresponding fiscal year, rather than amounts paid to or realized by the named individual, and includes expense recognized in the corresponding fiscal year for awards granted prior to such year. Please refer to Note 11 to our consolidated financial statements in our Annual Reports on Form 10-K for each of the years ended December 31, 2008, 2007 and 2006 for the underlying assumptions for this expense. There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by the Company.

(2) Amounts listed in this column represent bonuses paid under the annual incentive compensation plan for each of years 2008, 2007 and 2006. These amounts are not reported in the Bonus column because the award is tied to corporate performance goals.

(3) Except for Dr. Metcalf, represents payments made for group term life insurance and $3,000 in matching contributions under our 401(k) plan.

(4) Includes (i) a $36,000 housing allowance, (ii) $2,750 for payments made for group term life insurance and (iii) $3,000 in matching contributions under our 401(k) plan.

(5) Includes (i) a $36,000 housing allowance, (ii) $2,638 for payments made for group term life insurance and (iii) $3,000 in matching contributions under our 401(k) plan.

(6) Includes (i) a $27,000 housing allowance, (ii) $16,667 for forgiveness of an interest-free loan from the Company to be used for financing Dr. Metcalf's residence in California, (iii) $1,976 for payments made for group term life insurance and (iv) $3,000 in matching contributions under our 401(k) plan.

2008 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Paul A. Friedman	—	332,186	442,915	775,102			
	2/8/2008				200,000	11.98	1,051,308
David C. Hastings	—	117,417	156,556	273,974			
	2/8/2008				100,000	11.98	525,655
Brian W. Metcalf	—	149,836	199,781	349,617			
	2/8/2008				100,000	11.98	525,655
Patricia A. Schreck	—	105,076	140,102	245,178			
	2/8/2008				100,000	11.98	525,655
Paula J. Swain	—	116,537	155,382	271,919			
	2/8/2008				100,000	11.98	525,655

(1) The target incentive amounts shown in this column reflect our annual incentive plan awards originally provided under the annual incentive compensation plan for 2008 and represent the pre-established target awards as a percentage of base salary for the 2008 fiscal year, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. Actual 2008 annual incentive compensation plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. Actual awards may be more or less than these amounts and are at the discretion of the Compensation Committee. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3) Options listed in this column become exercisable as to one-third of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following two years, and have a term of seven years.

Salary

The annual salaries of the named executive officers are reflected under the Salary column of the Summary Compensation Table. The Compensation Committee reviews salaries on an annual basis, and may change each executive officer's salary based on the individual's contributions and responsibilities over the prior twelve months and any change in comparable company pay levels. In February 2008, the Compensation Committee set the 2008 base salaries for our executive officers. Salary compensation is discussed in greater detail under the heading "Compensation Discussion and Analysis."

Incentive Compensation

All named executive officers received a bonus for the 2008 fiscal year under our discretionary 2008 annual incentive compensation plan. This bonus is reflected under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table because the bonus is tied to the corporate performance of the Company. The plan established cash incentive awards for all of our eligible employees for 2008, and was designed to align incentive awards for each participant's individual performance with our corporate goals. Incentive awards for our executive officers were approved by the Compensation

Committee and paid in March 2009 pursuant to this plan. Our executive officers each had a funding target under the plan, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance, as well as each executive officer's individual performance. The range of the 2008 awards at the time of establishment of the plan is set forth under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column to the Grants of Plan-Based Awards Table. Actual incentive award amounts paid to named executive officers for 2008 pursuant to this plan were based on the achievement of corporate goals that were predetermined by the Compensation Committee and individual performance, as described in greater detail under the heading "Compensation Discussion and Analysis," and is disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Stock Option Awards

In 2008, all named executive officers received grants of options to purchase Common Stock. The numbers and grant date fair values of these awards under FAS 123R are set forth in the Grant of Plan-Based Awards Table. The exercise price for options awarded in 2008 was the fair market value of our Common Stock on the grant date. Although these awards will generally vest and become exercisable as to one-third of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following two years, the amounts disclosed in the Option Awards column of the Summary Compensation Table for 2008 reflects the portion of these awards expensed by the Company, before forfeitures, in the 2008 fiscal year under FAS 123R. The balance of the amount set forth in the Option Awards column for 2008 is attributable to the amounts expensed by the Company in the 2008 fiscal year for outstanding stock option awards from previous years under FAS 123R.

The amounts, if any, actually realized by the named executive officers for the 2008 awards will vary depending on the vesting of the award and the price of our Common Stock in relation to the exercise price at the time of exercise. Detail regarding the number of exercisable and unexercisable options held by each named executive officer at year-end is set forth in the Outstanding Equity Awards at Fiscal Year-End Table below.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Paul A. Friedman

In November 2001, and in connection with his appointment as Chief Executive Officer, we entered into an employment agreement with Paul A. Friedman which provides for certain payments and benefits in the event of termination of Dr. Friedman's employment with the Company. In December 2008, we amended Dr. Friedman's employment agreement to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and to provide that any severance payments payable under the employment agreement will be paid in a lump sum payment.

Termination Without Good Reason Prior to a Change in Control. If Dr. Friedman terminates his employment with the Company without "good reason" (which generally includes the assignment of duties substantially and materially inconsistent with Dr. Friedman's position or other diminishment in position, requiring him to be based at any location outside of the East Coast, a reduction in salary, bonus or adverse change in benefits, or a breach by the Company of the terms of his employment arrangement) prior to a "change in control" (discussed below under the heading "Termination in Connection with a Change in Control Without Cause or for Good Reason"), we will pay Dr. Friedman, to the extent not already paid, his annual base salary through the date of termination, any deferred compensation and any accrued vacation pay.

Termination Without Good Reason in Connection with a Change in Control. If Dr. Friedman terminates his employment with the Company without "good reason" following a "change in control," we will pay Dr. Friedman, to the extent not already paid, his annual base salary through the date of termination, any deferred compensation and any accrued vacation pay, and an amount equal to a pro rata portion of his target bonus calculated according to the number of days he worked through the termination date in the current fiscal year.

Termination Without Cause or for Good Reason Not in Connection with a Change in Control. If, at any time other than the two year period following a "change in control," Dr. Friedman's employment is terminated by the Company without cause or by him for good reason, the agreement provides that we will pay Dr. Friedman, to the extent not already paid, his annual base salary through the date of termination, any deferred compensation and any accrued vacation pay, and an amount equal to a pro rata portion of his target bonus calculated according to the number of days he worked through the termination date in the current fiscal year. In addition, we will pay him an amount equal to the sum of his annual base salary and the greater of his current target bonus or his bonus amount for the preceding fiscal year. The cash payment will be paid in a lump sum payment within 30 days following his termination. This agreement also provides that Dr. Friedman's stock options will vest as to the amount that would have vested had he continued to work for the Company for an additional twelve months. In addition, the agreement provides for the payment of COBRA premiums by the Company for Dr. Friedman and his family for up to 12 months, outplacement services for up 12 months, as well as payment with respect to any other accrued amounts under other of the Company's benefits arrangements.

Termination in Connection with a Change in Control Without Cause or for Good Reason. In the event that Dr. Friedman's employment is terminated within 24 months following a "change in control" (a change in control generally includes a significant change in the composition of the Board of Directors, the acquisition by any person or entity of greater than 50% of the combined voting power of the Company's outstanding securities, the approval of a liquidation or dissolution of the Company, or the sale or disposition of all or substantially all of the Company's assets or similar transaction) either by the Company without cause or by Dr. Friedman for good reason (which in the case of a change in control includes requiring Dr. Friedman to be based at any location more than 35 miles from the office or location where he was based prior to the change in control), we will pay Dr. Friedman, to the extent not already paid, his annual base salary through the date of termination, any deferred compensation and any accrued vacation pay, and an amount equal to a pro rata portion of his target bonus calculated according to the number of days he worked through the termination date in the current fiscal year. In addition, we will pay him an amount equal to three times the sum of his current annual base salary and the greater of his current target bonus or his bonus amount for the preceding fiscal year. The cash payment will be paid in a lump sum payment within 30 days following his termination. The agreement also provides that in the event of such a termination, all of Dr. Friedman's unvested restricted stock units and unvested stock options will vest in full, and all stock options will be exercisable for 12 months following his termination. In addition, the agreement provides for the continuation of benefits for Dr. Friedman and his family for up to 36 months, outplacement services for up 12 months, as well as payment with respect to any other accrued amounts under other of the Company's benefits arrangements.

Other Covenants. Under the agreement, Dr. Friedman is subject to non-solicitation/non-hiring and non-disparagement covenants that extend two years from termination of employment. Upon certain breaches of those covenants after termination of employment, Dr. Friedman must forfeit all of his unvested restricted stock units and the gain or income realized from units vesting within 24 months prior to the breach.

Agreements with other Named Executive Officers

In November 2003, our Board of Directors approved a form of employment agreement for Executive Vice Presidents, including Brian W. Metcalf, David C. Hastings, Patricia A. Schreck and Paula J. Swain, and certain of our other executive officers. The form of employment agreement for the Executive Vice Presidents was amended in December 2008 to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

This form of employment agreement provides that in the event of an "involuntary termination" of the executive's employment within 24 months following a change in control (which includes actual termination without cause and constructive termination by way of the assignment of duties substantially and materially inconsistent with the executive's position or other diminishment in position, requiring the executive to be based at any location outside more than 35 miles from the office or location where he or she was based prior to a change in control, a reduction in salary, bonus or adverse change in benefits, or a breach by the Company of the terms of the executive's employment arrangement), we will pay the executive an amount equal to the sum of the executive's current annual base salary and the greater of (1) the executive's current target bonus or (2) the executive's bonus amount for the preceding fiscal year. A "change in control" generally includes a significant change in the composition of the Board of Directors, the acquisition by any person or entity of greater than 50% of the combined voting power of the Company's outstanding securities, the approval of a liquidation or dissolution of the Company, or the sale or disposition of all or substantially all of the Company's assets or similar transaction. We will also pay the executive a pro rata portion of the executive's target bonus calculated according to the number of days the executive worked through the termination date in the current fiscal year. The cash payment would be paid in a lump sum payment following the executive's termination. The agreement also provides that in the event of such a termination, all of the executive's unvested stock options will vest in full, and all stock options will be exercisable for 12 months following the executive's termination. In addition, the agreement provides for the reimbursement of COBRA premiums by the Company for the executive and eligible dependents for up to 12 months, reimbursement (or payment) by the Company for the cost of continued life and disability insurance for the executive for 12 months at the same levels in effect on the termination date, as well as payment with respect to any other accrued amounts under other of the Company's benefits arrangements.

Brian W. Metcalf. In connection with his employment in February 2002, Brian W. Metcalf received a loan from the Company for the purpose of financing his residence in California. On February 6, 2003, 25% of the outstanding principal balance was forgiven, and 1⁄48 of the original principal amount was forgiven on the last day of each month thereafter, through February 6, 2006.

David C. Hastings. In September 2003, in connection with his appointment as Executive Vice President and Chief Financial Officer, Mr. Hastings received an offer letter that provides that if his employment is terminated other than for cause, we will pay him an amount equal to the sum of his current annual base salary and his current target bonus, as well as amounts with respect to any other accrued amounts under other of the Company's benefits arrangements. We will also pay the cost of COBRA premiums for one year, or until he becomes eligible for medical insurance with another employer.

Potential Payments Upon Termination without a Change in Control

The following table describes the potential payments and benefits triggered by a termination of employment of a named executive officer by the Company without cause, or by the executive for good reason, in each case prior to a change in control and assuming the employment of the named executive officer was terminated on December 31, 2008.

Termination	Cash Payment ($)	Medical/ Insurance Benefits ($)	Acceleration of Equity Awards ($)(1)	Other ($)(2)	Total ($)
Paul A. Friedman					
• Termination without cause or for good reason	1,646,736	18,799	—	105,648(3)	1,771,183
David C. Hastings					
• Termination without cause	469,669	18,799	—	12,946	501,414

(1) The exercise price for equity awards for which vesting would have accelerated as a result of termination of employment did not exceed the closing price of our common stock on December 31, 2008.

(2) Includes accrued amounts under other of the Company's benefits arrangements, including accrued vacation and other vested benefits the named executive officer is entitled to receive that are generally available to all salaried employees.

(3) Includes an estimated $50,000 for outplacement services.

Potential Payments Upon Termination in Connection with a Change in Control

The following table describes the potential payments and benefits triggered by a termination of employment of a named executive officer in connection with a change in control, by the Company without cause or by the executive for good reason, in each case assuming the employment of the named executive officer was terminated on December 31, 2008.

Termination	Cash Payment ($)	Medical/ Insurance Benefits ($)	Acceleration of Equity Awards ($)(2)	Other ($)(3)	Total ($)
Paul A. Friedman					
• Termination without good reason	442,915	—	—	55,648	498,563
• Termination without cause or for good reason	4,054,378	59,310	—	105,648(4)	4,219,336
David C. Hastings					
• Termination without cause or for good reason(1)	686,439	21,169	—	12,946	720,554
Brian W. Metcalf					
• Termination without cause or for good reason(1)	875,962	14,419	—	27,662	918,043
Patricia A. Schreck					
• Termination without cause or for good reason(1)	614,293	21,137	—	32,601	668,031
Paula J. Swain					
• Termination without cause or for good reason(1)	681,291	21,166	—	11,654	714,111

(1) Includes constructive termination following a change in control. See the section entitled "Agreements with other Named Executive Officers" above.

(2) The exercise price for equity awards for which vesting would have accelerated as a result of termination of employment did not exceed the closing price of our common stock on December 31, 2008.

(3) Includes accrued amounts under other of the Company's benefits arrangements, including accrued vacation and other vested benefits the named executive officer is entitled to receive that are generally available to all salaried employees.

(4) Includes an estimated $50,000 for outplacement services.

2008 Outstanding Equity Awards At Fiscal Year-End

Name	Option Awards(1)			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Un-Exercisable	Option Exercise Price ($)	Option Expiration Date
Paul A. Friedman	400,000	—	$16.19	11/26/2011
	225,000	—	$ 5.97	11/7/2012
	220,000	—	$ 8.64	2/27/2014
	234,999(2)	5,001(3)	$ 8.99	1/18/2015
	145,833	54,167	$ 5.46	1/13/2016
	122,221	77,779(4)	$ 7.09	2/12/2014
	—	200,000(4)	$11.98	2/8/2015
David C. Hastings	160,000	—	$ 5.12	10/14/2013
	10,000	—	$ 8.19	2/13/2014
	107,708	2,292	$ 8.99	1/18/2015
	72,916	27,084	$ 5.46	1/13/2016
	61,110	38,890(4)	$ 7.09	2/12/2014
	—	100,000(4)	$11.98	2/8/2015
Brian W. Metcalf	160,000	—	$11.06	2/27/2012
	100,000	—	$ 5.97	11/7/2012
	67,000	—	$ 8.19	2/13/2014
	88,125	1,875	$ 8.99	1/18/2015
	72,916	27,084	$ 5.46	1/13/2016
	61,110	38,890(4)	$ 7.09	2/12/2014
	—	100,000(4)	$11.98	2/8/2015
Patricia A. Schreck	160,000	—	$ 6.15	12/8/2013
	102,812	2,188	$ 8.99	1/18/2015
	72,916	27,084	$ 5.46	1/13/2016
	61,110	38,890(4)	$ 7.09	2/12/2014
	—	100,000(4)	$11.98	2/8/2015
Paula J. Swain	75,000	—	$13.80	2/4/2012
	30,000	—	$ 6.27	8/15/2012
	75,000	—	$ 5.97	11/7/2012
	55,000	—	$ 8.19	2/13/2014
	97,916	2,084	$ 8.99	1/18/2015
	72,916	27,084	$ 5.46	1/13/2016
	61,110	38,890(4)	$ 7.09	2/12/2014
	—	100,000(4)	$11.98	2/8/2015

(1) Except as otherwise noted in notes (2), (3) and (4), all options listed in this table become exercisable as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following three years. Except as otherwise noted, the options have a term of ten years, subject to earlier termination in certain events relating to termination of employment. Vesting of the options is subject to acceleration under the circumstances described under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(2) Includes 39,166 shares of Common Stock subject to an option that will become exercisable as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following three years. Vesting of such option will accelerate in full upon death or disability or upon the last to occur of (i) retirement as an employee of the Company or (ii) resignation as a member of the Board of Directors (including failure to be re-elected as a result of failure to stand for re-election) and in the event of such acceleration the option will not expire until three years after the date of such death, disability, retirement or resignation.

(3) Includes 834 shares of Common Stock subject to an option that will become exercisable as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following three years. Vesting of such option will accelerate in full upon death or disability or upon the last to occur of (i) retirement as an employee of the Company or (ii) resignation as a member of the Board of Directors (including failure to be re-elected as a result of failure to stand for re-election) and in the event of such acceleration the option will not expire until three years after the date of such death, disability, retirement or resignation.

(4) Option becomes exercisable as to one-third of the shares on the first anniversary of the date of grant, with the remaining shares vesting ratably thereafter over the following two years. Option has term of seven years, subject to earlier termination in certain events relating to termination of employment. Vesting of the option is subject to acceleration under the circumstances described under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

Equity Compensation Plan Information

The following table gives information about our Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2008, including the 1991 Stock Plan, the Directors' Stock Option Plan and the 1997 Employee Stock Purchase Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	14,982,476	$8.67	6,336,202(1)
Equity compensation plans not approved by security holders	—	—	—
Total	14,982,476	$8.67	6,336,202

(1) Includes 945,735 shares available for issuance under the 1997 Employee Stock Purchase Plan, 192,081 shares available for issuance under the Directors' Stock Option Plan and 5,198,386 shares available for issuance under the 1991 Stock Plan.

As of March 16, 2009, the Company had outstanding options to purchase an aggregate of 17,854,945 shares of Common Stock under the 1991 Stock Plan and the Directors' Stock Option Plan at a weighted average exercise price of $7.76 and with a weighted average remaining contractual term of 5.59 years, and had 2,517,998 shares of Common Stock available for future issuance under these plans (or 3,717,998 shares including the 1,200,000 additional shares subject to stockholder approval at the Annual Meeting). With respect to the shares available for future issuance, the 1991 Stock Plan was amended in April 2008 to provide that no more than 200,000 shares may be issued pursuant to sales or awards other than upon exercise of options or other than pursuant to sales at purchase prices at least equal to the fair market value of the shares sold. The Company had no restricted stock or other full value awards outstanding as of March 16, 2009.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors is composed of three directors, each of whom qualifies as "independent" under the current listing requirements of The NASDAQ Stock Market. The current members of the Audit Committee are Barry M. Ariko, Richard U. De Schutter and Roy A. Whitfield. The Audit Committee acts pursuant to a written charter that was originally adopted by the Board of Directors in June 2000 and was most recently amended in January 2009.

In performing its functions, the Audit Committee acts in an oversight capacity and necessarily relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in their report, express an opinion on the conformity of the Company's annual financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to assess or determine the effectiveness of the Company's internal control over financial reporting.

Within this framework, the Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2008 and the Company's internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed by AICPA, *Professional Standards,* Vol. 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Audit Committee

Barry M. Ariko
Richard U. De Schutter
Roy A. Whitfield

PROPOSAL 2

PROPOSAL TO AMEND THE 1991 STOCK PLAN

In March 2009, the Board of Directors approved an amendment to the Company's 1991 Stock Plan, subject to the approval of the Company's stockholders at the Annual Meeting. The following summary of the principal features of the 1991 Stock Plan is qualified by reference to the terms of the 1991 Stock Plan, a copy of which is available without charge upon stockholder request to Secretary, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, Delaware 19880. The 1991 Stock Plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at *http://www.sec.gov*.

Description of Amendment

The amendment to the 1991 Stock Plan approved by the Board of Directors and submitted for stockholder approval consists of an increase in the number of shares of Common Stock available for issuance under the 1991 Stock Plan by 1,125,000 shares, from 29,350,000 shares to 30,475,000 shares.

1991 Stock Plan

The 1991 Stock Plan was initially adopted by the Board of Directors in November 1991 and first approved by our stockholders in December 1991. It was amended and restated by the Board of Directors in February 2001, and our stockholders approved the amended and restated 1991 Stock Plan in June 2001. It was last amended by the Board of Directors in March 2009.

The purpose of the 1991 Stock Plan is to assist the Company in the recruitment, retention and motivation of employees and of independent contractors who are in a position to make material contributions to the Company's progress. The 1991 Stock Plan offers a significant incentive to the employees and independent contractors of the Company by enabling such individuals to acquire shares of Common Stock, thereby increasing their proprietary interest in the growth and success of the Company.

The 1991 Stock Plan provides for the direct award or sale of shares of Common Stock (including restricted stock) and for the grant of both incentive stock options (ISO) to purchase Common Stock intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and nonstatutory stock options (NSO) to purchase Common Stock that do not qualify for such treatment under the Code. All employees (including officers) of the Company or any subsidiary and any independent contractor who performs services for the Company or a subsidiary are eligible to purchase shares of Common Stock and to receive awards of shares or grants of NSOs. Only employees are eligible to receive grants of ISOs. Non-employee directors are not eligible to receive awards under the 1991 Stock Plan. As of December 31, 2008, 211 employees were eligible to be considered for the grant of options or for the direct award or sale of shares of Common Stock under the 1991 Stock Plan. Options to purchase more than 800,000 shares may not be granted in a single calendar year to any participant in the 1991 Stock Plan.

The 1991 Stock Plan also permits the award of shares of Common Stock pursuant to restricted stock units, which represent our promise to issue an equivalent number of shares of Common Stock, or distribute cash, when the units vest or at a later settlement date.

A total of 29,350,000 shares of Common Stock currently are reserved for issuance under the 1991 Stock Plan. If any option granted under the 1991 Stock Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. As of March 16, 2009, the Company had outstanding options to purchase an aggregate of 17,058,693 shares of Common Stock (exercise prices ranging from $2.67 to $35.00 per share, with a weighted average per share exercise price of $7.73) under the 1991 Stock Plan, and had 2,294,250 shares of Common Stock available for future issuance under the 1991 Stock Plan (or 3,419,250 shares of Common Stock including the 1,125,000 shares subject to stockholder approval at the Annual Meeting). Of the shares available for future issuance, the 1991 Stock Plan was amended in April 2008 to provide that no more than 200,000 shares may be issued pursuant to sales or awards other than upon exercise of options or other than pursuant to sales at purchase prices at least equal to the fair market value of the shares sold.

Administration

The 1991 Stock Plan is administered by the Compensation Committee. Subject to the limitations set forth in the 1991 Stock Plan, the Compensation Committee has the authority to determine, among other things, to whom options will be granted and shares or restricted stock units will be issued, the number of shares, the term during which an option may be exercised and the rate at which the options may be exercised and the shares or restricted stock units may vest. The Board of Directors has created a secondary committee, the Non-Management Stock Option Committee, which is authorized to make grants and awards under the 1991 Stock Plan to eligible individuals other than members of the Board, the "Section 16 officers," and employees with the title of Senior Vice President or above.

Terms of Options, Shares Offered for Sale and Restricted Stock Units

The maximum term of each option that may be granted under the 1991 Stock Plan is ten years, except as may otherwise be provided in an option agreement. Stock options granted under the 1991 Stock Plan must be exercised by the optionee before the earlier of the expiration of such option or the date 90 days after termination of the optionee's employment, except that the period may be extended on certain events including death and termination of employment due to disability.

The exercise price under each option will be established by the Compensation Committee subject to limitations set forth in the 1991 Stock Plan. The exercise price of ISOs and NSOs cannot be lower than the fair market value of our Common Stock on the date of grant. On March 31, 2009, the closing price for our Common Stock on The NASDAQ Global Market was $2.34. The exercise price must be paid in full at the time of exercise. Under the 1991 Stock Plan, the exercise price is payable in cash or, in certain circumstances, Common Stock or, to the extent not prohibited by law, by promissory note. The 1991 Stock Plan also allows an optionee to pay the exercise price by means of a broker-assisted "cashless exercise."

Options may have such terms and be exercisable in such manner and at such times as the Compensation Committee may determine.

The terms of any sale of shares of Common Stock under the 1991 Stock Plan (other than sales upon exercise of options) will be set forth in a stock purchase agreement to be entered into between the Company and each purchaser. The Compensation Committee will determine the terms and conditions of such stock purchase agreements, which need not be identical. The purchase price for shares of Common Stock sold under the 1991 Stock Plan may not be less than the par value of such shares. The purchase price may be paid, at the Compensation Committee's discretion and to the extent not prohibited by law, with a full-recourse promissory note secured by the shares, except that the par value of the shares must be paid in cash. Shares may also be awarded under the 1991 Stock Plan in consideration of services rendered prior to the award, without a cash payment by the recipient.

The terms of any awards of restricted stock units under the 1991 Stock Plan will be set forth in a restricted stock unit agreement to be entered into between the Company and the recipient. The Compensation Committee will determine the terms and conditions of such restricted stock unit agreements, which need not be identical. Each unit represents the right to receive at a later date one share of Common Stock or, in our discretion, cash equal to the fair market value of that share. At the time of settlement of the units, the holder must pay in cash the par value of any shares of Common Stock received.

Common Stock transferred pursuant to the 1991 Stock Plan (including shares acquired upon the exercise of certain options) may be subject to repurchase by the Company in the event that any applicable vesting conditions are not satisfied. A holder of shares transferred under the 1991 Stock Plan has the same voting, dividend and other rights as our other stockholders.

Modification, Extension and Assumption of Options

The Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. However, options may not be modified to lower the exercise price per share of Common Stock, and options may not be assumed or cancelled in return for new options with a lower exercise price per share of Common Stock, without the approval of our stockholders. In addition, without the approval of our stockholders, the Company does not intend to cancel any option in exchange for another stock award or purchase any option for cash or another stock award at a time when the exercise price of the option exceeds the fair market value of the Common Stock, except in connection with a corporate transaction involving the Company (including a merger or other reorganization, recapitalization, spin-off, or reclassification).

Amendment and Termination

The 1991 Stock Plan may be amended at any time by the Board of Directors, subject to applicable laws. Unless sooner terminated by the Board of Directors, the 1991 Stock Plan will terminate on February 15, 2011, and, following such date, no further options may be granted or stock sold pursuant to such plan except upon the exercise of options granted prior to the termination date.

Effect of Certain Corporate Events

In the event of a subdivision of the outstanding Common Stock or a combination or consolidation of the outstanding Common Stock (by reclassification or otherwise) into a lesser number of shares, a spin-off or a similar occurrence, or declaration of a dividend payable in Common Stock or, if in an amount that has a material effect on the price of the shares, in cash, the Compensation Committee will make adjustments in the number and/or exercise price of options and/or the number of shares available under the 1991 Stock Plan, as appropriate.

In the event of a merger or other reorganization, outstanding options will be subject to the agreement of merger or reorganization. Such agreement may provide for the assumption of outstanding options by the surviving corporation or its parent, for their continuation by the Company (if the Company is the surviving corporation), for payment of a cash settlement equal to the difference between the amount to be paid for one share under the agreement of merger or reorganization and the exercise price for each option, or for the acceleration of the exercisability of each option followed by the cancellation of options not exercised, in all cases without the optionees' consent.

Certain Federal Income Tax Consequences of Awards Under the 1991 Stock Plan

Neither the optionee nor the Company will incur any federal tax consequences as a result of the grant of an option. The optionee generally will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. Upon exercising an NSO, the optionee generally must recognize ordinary income equal to the "spread" between the exercise price and the fair market value of Common Stock on the date of exercise; the Company will be entitled to a deduction for the same amount. In the case of an employee, the option spread at the time an NSO is exercised is subject to income tax withholding, but the optionee may be permitted to satisfy the withholding tax obligation by having shares of Common Stock withheld from those purchased under the NSO. The tax treatment of a disposition of option shares acquired under the 1991

Stock Plan depends on how long the shares have been held and on whether such shares were acquired by exercising an ISO or by exercising an NSO. The Company will not be entitled to a deduction in connection with a disposition of option shares, except in the case of a disposition of shares acquired under an ISO before the applicable ISO holding periods have been satisfied.

The recipient of a restricted stock unit will recognize ordinary income upon receipt of Common Stock or cash when the vested units are settled, in an amount equal to the fair market value of the Common Stock and cash received. The Company will be entitled to a deduction at the same time and in the same amount.

The recipient of shares of restricted stock recognizes ordinary income in the year or years in which the shares vest, in an amount equal to the fair market value of the shares at the time of vesting. The recipient may elect under Section 83(b) of the Code to be taxed in the year of receipt, instead of the year of vesting, based on the fair market value of the shares at the time of receipt.

The above description of tax consequences is based upon current federal tax laws and regulations and does not purport to be a complete description of the federal income tax aspects of the 1991 Stock Plan.

New Plan Benefits

The Compensation Committee has not made any determination with respect to future awards under the 1991 Stock Plan, and any allocation of such awards will be made only in accordance with the provisions of the 1991 Stock Plan, including the additional shares of stock that the stockholders are being asked to approve. Because awards under the 1991 Stock Plan are subject to the discretion of the Compensation Committee, awards under the plan for the current or any future year are not determinable. Future option exercise prices under the 1991 Stock Plan are not determinable because they will be based upon the fair market value of our Common Stock on the date of grant. No restricted stock units or shares of restricted stock were awarded under the 1991 Stock Plan in 2008. Our named executive officers received option grants under the 1991 Stock Plan as set forth in this Proxy Statement in the Grants of Plan-Based Awards Table under the caption "Executive Compensation." Our non-employee directors are not eligible to receive awards under the 1991 Stock Plan. Of the persons eligible to receive grants under the 1991 Stock Plan, the following persons received option grants in 2008 as follows:

Name and Position	Number of Shares(1)
All current executive officers as a group (9 persons)	1,050,000
All employees, including all current officers who are not executive officers, as a group	2,520,000

(1) All options were granted at an exercise price per share equal to the fair market value on the date of grant.

Required Vote

Approval of the amendment to the 1991 Stock Plan requires the affirmative vote of a majority of the shares present and entitled to vote.

The Board of Directors recommends a vote "FOR" the amendment to the Company's 1991 Stock Plan.

PROPOSAL 3

PROPOSAL TO AMEND THE 1993 DIRECTORS' STOCK OPTION PLAN

In March 2009, the Board of Directors approved an amendment to the Company's 1993 Directors' Stock Option Plan, subject to the approval of the Company's stockholders at the Annual Meeting. The following summary of the principal features of the Directors' Option Plan is qualified by reference to the terms of the Directors' Option Plan, a copy of which is available without charge upon stockholder request to Secretary, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, Delaware 19880. The Directors' Option plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at *http://www.sec.gov.*

Description of Amendment

The amendment to the Directors' Option Plan approved by the Board of Directors and submitted for stockholder approval consists of an increase in the number of shares of Common Stock reserved for issuance under the Directors' Option Plan from 1,500,000 to 1,575,000 shares.

1993 Directors' Stock Option Plan

The Directors' Option Plan was initially adopted by the Board of Directors in July 1993 and first approved by our stockholders in September 1993. It was last amended by the Board of Directors in March 2009.

The purpose of the Directors' Option Plan is to assist the Company in the recruitment, retention and motivation of certain non-employee directors. The Directors' Option Plan offers a significant incentive to non-employee directors of the Company by enabling such individuals to acquire shares of the Company's Common Stock, thereby increasing their proprietary interest in the growth and success of the Company.

The Directors' Option Plan provides for the automatic grant of options to purchase shares of Common Stock to directors of the Company who are not employees of the Company. Under the Directors' Option Plan, each new such director appointed to the Board of Directors will receive an initial stock option grant of 35,000 shares of Common Stock at an exercise price at the fair market value of the Common Stock on the date of grant. The option vests as to 25% of the shares on the first anniversary of the date of the grant, with the remaining shares vesting monthly over the following three years. On the date of each annual meeting of stockholders, each such director who will continue to serve as a member of the Board of Directors will receive an additional option to purchase 20,000 shares of Common Stock at an exercise price at the fair market value of the Common Stock on the date of grant. Each of these options will vest in full on the first anniversary of the date of the grant or, if earlier, on the date of our next annual meeting of the stockholders. Each such director who is not initially elected at a regular annual meeting of the stockholders will receive an option for a pro rata portion of 20,000 shares based upon the number of full months remaining from the date of the election of the director until the next regular annual meeting of the stockholders divided by twelve. This option will vest in full at the next regular annual meeting of the stockholders following the date of grant. The Board of Directors may increase the number of shares subject to an initial or annual grant if the Board determines that the increase is necessary to induce a person to become a non-employee director or to reflect an increase in the responsibilities or duties as a director. The Board may also determine that the exercise price of such an option shall be greater than the fair market value of the Common Stock on the date of grant and that the option shall be exercisable on a different schedule than stated above.

A total of 1,500,000 shares of Common Stock currently are reserved for issuance under the Directors' Option Plan. If any option granted under the Directors' Option Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. As of March 16, 2009, the Company had outstanding options to purchase an aggregate of 796,252 shares of Common Stock (exercise prices ranging from $3.86 to $24.94 per share, with a weighted average per share exercise price of $8.45) under the Directors' Option Plan, and had 223,748 shares of Common Stock available for future issuance under the Directors' Option Plan (or 298,748 shares of Common Stock including the 75,000 shares subject to stockholder approval at the Annual Meeting). Options to purchase an aggregate of 120,000 shares are anticipated to be granted following the Annual Meeting, assuming election of Messrs. Ariko, Baker, Brooke, De Schutter, Niblack and Whitfield as directors.

Terms of Options

The term of each option granted under the Directors' Option Plan is ten years. Stock options granted under the Director's Option Plan must be exercised by the optionee before earlier of the expiration of such option or the date six months after termination of the optionee's service as a director, except that period may be extended on certain events including death, termination of employment due to disability, and retirement from the Board of Directors after attaining age 70.

The exercise price of an option granted under the Directors' Option Plan must be paid in full at the time of exercise in cash or, in certain circumstances, in Common Stock. The Director's Option Plan also allows an optionee to pay the exercise price by means of a broker-assisted "cashless exercise."

Amendment and Termination

The Directors' Option Plan may be amended or terminated at any time by the Board of Directors, subject to applicable laws, except that the provisions of the Directors' Option Plan relating to the amount, price and timing of option grants may not be amended more than once in any six-month period.

Effect of Certain Corporate Events

In the event of a subdivision of the outstanding Common Stock or a combination or consolidation of the outstanding Common Stock (by reclassification or otherwise) into a lesser number of shares, a spin-off or a similar occurrence, or declaration of a dividend payable in Common Stock or, if in an amount that has a material effect on the price of the shares, in cash, the Board of Directors will make adjustments in the number of shares available for future grant, the number of shares covered by each option and the exercise price under each outstanding option, as appropriate.

In the event of a merger or other reorganization, outstanding options will be subject to the agreement of merger or reorganization. Such agreement may provide for the assumption of outstanding options by the surviving corporation or its parent, for their continuation by the Company (if the Company is the surviving corporation), for payment of a cash settlement equal to the difference between the amount to be paid for one share under the agreement of merger or reorganization and the exercise price for each option, or for the acceleration of the exercisability of each option followed by the cancellation of options not exercised, in all cases without the optionees' consent.

In addition, the vesting of options granted under the Director's Option Plan will accelerate upon a change of control.

Certain Federal Income Tax Consequences of Options Under the Directors' Option Plan

Neither the optionee nor the Company will incur any federal tax consequences as a result of the grant of an option. Upon exercising an option, the optionee generally must recognize ordinary income equal to the "spread" between the exercise price and the fair market value of Common Stock on the date of exercise; the Company will be entitled to a deduction for the same amount. The tax treatment of a disposition of option shares acquired under the Directors' Option Plan depends on how long the shares have been held. The Company will not be entitled to a deduction in connection with a disposition of option shares.

The above description of tax consequences is based upon current federal tax laws and regulations and does not purport to be a complete description of the federal income tax aspects of the Directors' Option Plan.

Required Vote

Approval of the amendment to the 1993 Directors' Stock Option Plan requires the affirmative vote of a majority of the shares present and entitled to vote.

The Board of Directors recommends a vote "FOR" the amendment to the Company's 1993 Directors' Stock Option Plan.

PROPOSAL 4

PROPOSAL TO AMEND THE 1997 EMPLOYEE STOCK PURCHASE PLAN

In March 2009, the Board of Directors approved an amendment to the Company's 1997 Employee Stock Purchase Plan, subject to the approval of the Company's stockholders at the Annual Meeting. The following summary of the principal features of the Employee Stock Purchase Plan is qualified by reference to the terms of the Employee Stock Purchase Plan, a copy of which is available without charge upon stockholder request to Secretary, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, Delaware 19880. The Employee Stock Purchase Plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at *http://www.sec.gov*.

Description of Amendment

The amendment to the Employee Stock Purchase Plan approved by the Board of Directors and submitted for stockholder approval consists of an increase in the number of shares of Common Stock reserved for issuance under the Employee Stock Purchase Plan by 750,000 shares, from 4,600,000 shares to 5,350,000 shares.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was initially adopted by the Board of Directors in February 1997, effective August 1, 1997, and first approved by the Company's stockholders in April 1997. The Employee Stock Purchase Plan was amended and restated by the Board of Directors in September 2006. It was last amended by the Board of Directors in March 2009.

The purpose of the Employee Stock Purchase Plan is to provide employees with an opportunity to acquire shares of Common Stock at a price below their market value and to pay for the purchases through payroll deductions, thereby enabling the Company to attract, retain and motivate valued employees. A total of 4,600,000 shares of Common Stock currently are reserved for issuance under the Employee Stock Purchase Plan. As of March 16, 2009, 945,735 shares of Common Stock are available for future issuance under the Employee Stock Purchase Plan (or 1,695,735 shares of Common Stock including the 750,000 shares subject to stockholder approval at the Annual Meeting).

Administration

The Employee Stock Purchase Plan is administered by the Compensation Committee. The Compensation Committee has the authority to construe, interpret and apply the terms of the Employee Stock Purchase Plan, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the Employee Stock Purchase Plan and to adjudicate any disputed claims under the Employee Stock Purchase Plan.

Eligibility; Price of Shares

Each regular full-time and part-time employee of the Company and subsidiaries designated by the Board of Directors who customarily works at least 20 hours per week and more than five months in any calendar year, and who is employed by the Company for one month or more on an enrollment date, is eligible to participate in the Employee Stock Purchase Plan. However, no employee is eligible to participate in the Employee Stock Purchase Plan if, immediately after electing to participate, the employee would own stock of the Company (including stock such employee may purchase under outstanding options) representing 5% or more of the total combined voting power or value of all classes of stock of the Company. In addition, no employee is permitted to continue to participate under the Employee Stock Purchase Plan and all similar purchase plans of the Company or its subsidiaries, if such rights would exceed

$25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. As of December 31, 2008, 207 employees were eligible to participate in the Employee Stock Purchase Plan.

Under the Employee Stock Purchase Plan, each calendar year is divided into two six-month "purchase periods" commencing May 1 and November 1 of each year. At the end of each purchase period, the Company will apply the amount contributed by the participant during that period to purchase shares of Common Stock for him or her. The purchase price will be equal to 85% of the lower of (a) the market price of Common Stock on the first day of the applicable "offering period" or (b) the market price of Common Stock on the last business day of the purchase period. In general each offering period is 24 months long, but a new offering period begins every six months. Thus, up to four overlapping offering periods may be in effect at the same time. If the market price of Common Stock is lower on the purchase date, then the subsequent offering period automatically becomes the applicable offering period. No participant may purchase more than 8,000 shares in any one purchase period.

Participation; Payroll Deductions; Purchase of Shares

Eligible employees become participants in the Employee Stock Purchase Plan by executing a subscription agreement authorizing payroll deductions and filing it with our stock administrator at least ten business days before the first day of the applicable offering period. The payroll deductions made for each participant may be not be less than 1% and not more than 10% of the participant's cash compensation, and may not exceed such percentage of the participant's cash compensation as the participant designates. Payroll deductions commence with the first paycheck issued during the offering period and are deducted from subsequent paychecks throughout the offering period unless terminated as provided in the Employee Stock Purchase Plan.

Participants are notified by statements of account as soon as practicable following the end of each purchase period as to the amount of payroll deductions, the number of shares purchased, the purchase price and the remaining cash balance of their accounts. Certificates representing the shares are delivered to a brokerage account and kept in such account pursuant to the subscription agreement.

Withdrawal From the Employee Stock Purchase Plan; Termination of Employment

Participants may withdraw from the Employee Stock Purchase Plan at any time up to two business days prior to the purchase date. As soon as practicable after withdrawal, payroll deductions cease and all amounts credited to the participant's account are refunded in cash, without interest. A participant who has withdrawn from the Employee Stock Purchase Plan cannot be a participant in future offering periods unless he or she re-enrolls pursuant to the Employee Stock Purchase Plan's guidelines.

Termination of a participant's status as an eligible employee is treated as an automatic withdrawal from the Employee Stock Purchase Plan. A participant may designate in writing a beneficiary who is to receive shares and cash in the event of the participant's death subsequent to the purchase of shares, but prior to delivery. A participant may also designate a beneficiary to receive cash in his or her account in the event of such participant's death prior to the last day of the offering period. Any other attempted assignment, except by will, and the laws of descent and distribution, may be treated as a withdrawal.

Amendment and Termination

The Employee Stock Purchase Plan may be amended or terminated at any time by the Board of Directors, subject to applicable laws.

Effect of Certain Corporate Events

In the event of an increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, the Compensation Committee will make adjustments in the number and/or purchase price of shares and/or the number of shares available under the Employee Stock Purchase Plan, as appropriate.

In the event of a sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another company, the Employee Stock Purchase Plan will terminate and any purchase periods and offering periods then in progress will be shortened to end prior to the sale or merger.

Certain Federal Income Tax Consequences of Participating in the Employee Stock Purchase Plan

The Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Under Section 423, the participant does not recognize any taxable income at the time shares are purchased under the Employee Stock Purchase Plan. The participant will recognize ordinary income, capital gain or loss, or a combination, when the participant sells or otherwise disposes of the shares. The amount of ordinary income and capital gain or loss will depend on how long the participant holds the shares after purchase and the price at which the participant disposes of the shares.

The Company will not be entitled to a deduction with respect to its sale of shares under the Employee Stock Purchase Plan, except to the extent the participant recognizes ordinary income when he or she disposes of the shares.

The above description of tax consequences is based upon current federal tax laws and regulations and does not purport to be a complete description of the federal income tax aspects of the Employee Stock Purchase Plan.

New Plan Benefits

No current directors who are not employees will receive any benefit under the Employee Stock Purchase Plan. Since purchase rights are subject to discretion, including an employee's decision not to participate in the Employee Stock Purchase Plan, awards under the Employee Stock Purchase Plan are not determinable. In our two most recent purchase periods, our executive officers purchased the number of shares of Common Stock indicated in the table below. Shares of Common Stock purchased in our two most recent purchase periods were purchased at a weighted average price of $3.69 per share.

Name and Position	Number of Shares
All current executive officers as a group (9 persons)	12,110
All employees, including all current officers who are not executive officers, as a group	430,639

Required Vote

Approval of the amendment to the 1997 Employee Stock Purchase Plan requires the affirmative vote of a majority of the shares present and entitled to vote.

The Board of Directors recommends a vote "FOR" the amendment to the Company's 1997 Employee Stock Purchase Plan.

PROPOSAL 5

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009. Ernst & Young LLP has audited our financial statements since the Company's inception in 1991. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed or expected to be billed by Ernst & Young LLP for audit and other services rendered.

	Year Ended December 31,	
	2008	2007
	(in thousands)	
Audit Fees(1)	$475	$385
Audit-related Fees(2)	24	23
Tax Fees(3)	13	7
All Other Fees	—	—
	$512	$415

(1) Audit fees include fees billed for the audit of the Company's annual statements and reviews of the Company's quarterly financial statements, including the Company's Annual Report on Form 10-K, the audit of the Company's internal control over financial reporting, and include fees for SEC registration statements and consultation on accounting standards or transactions. Audit fees for 2008 include $100,000 billed for services in connection with comfort letters relating to the Company's Common Stock offering.

(2) Audit-related fees include fees billed for employee benefit plan audits and consultations concerning financial and accounting matters not classified as audit services.

(3) Tax fees consist of tax compliance and consultation services.

The Audit Committee considered whether the provision of the services other than the audit services is compatible with maintaining Ernst & Young LLP's independence.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. All of the services provided in 2008 were pre-approved.

Required Vote

Ratification will require the affirmative vote of a majority of the shares present and entitled to vote. Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The Board of Directors recommends a vote "FOR" ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 31, 2009, as to shares of Common Stock beneficially owned by: (i) each person who is known to us to own beneficially more than 5% of the Common Stock, (ii) each of our directors, (iii) each of our executive officers named under "Executive Compensation—Summary Compensation Table" and (iv) all of our directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated below, the address of each beneficial owner listed on the table is c/o Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880. The percentage of Common Stock beneficially owned is based on 97,339,849 shares outstanding as of March 31, 2009. In addition, shares issuable pursuant to options or convertible securities that may be acquired within 60 days of March 31, 2009 are deemed to be issued and outstanding and have been treated as outstanding in calculating and determining the beneficial ownership and percentage ownership of those persons possessing those securities, but not for any other individuals.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(1)	Percentage Beneficially Owned
5% Stockholders		
T. Rowe Price Associates, Inc.(2)	14,657,718	15.0%
Julian C. Baker and Felix J. Baker(3)	20,019,792	19.1
Wellington Management Company, LLP(4)	13,594,671	14.0
Loomis, Sayles & Co., L.P.(5)	7,912,379	7.5
Barclays Global Investors, N.A.(6)	5,205,201	5.4
Named Executive Officers, Directors and Nominees for Director		
Paul A. Friedman(7)	1,739,561	1.8
David C. Hastings(8)	486,496	*
Brian W. Metcalf(9)	666,836	*
Patricia A. Schreck(10)	469,497	
Paula J. Swain(11)	553,058	*
Richard U. De Schutter(12)	242,084	*
Barry M. Ariko(13)	140,834	*
Julian C. Baker(14)	20,019,792	19.1
Paul A. Brooke(15)	252,084	*
John F. Niblack(16)	66,250	*
Roy A. Whitfield(17)	1,201,335	1.2
All directors and executive officers as a group (15 persons)(18)	26,785,875	24.3

* Represents less than 1% of our Common Stock.

(1) To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table.

(2) According to an amended Schedule 13G filed February 12, 2009, filed by T. Rowe Price Associates, Inc. ("T. Rowe Price"), T. Rowe Price has sole dispositive power with respect to all shares listed in the table and sole voting power with respect to 2,898,000 shares. The shares listed in the table include 5,327,400 shares held by T. Rowe Price New Horizons Fund, Inc., over which its has sole voting power. The number of shares deemed beneficially owned by T. Rowe Price includes 713,108 shares

subject to warrants and conversion privileges. The address of the principal place of business of T. Rowe Price and T. Rowe Price New Horizons Fund, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3) According to an amended Schedule 13D filed March 3, 2009 and Forms 4 filed March 5, 2009, Julian C. Baker and Felix J. Baker share dispositive and voting power with respect to 19,881,875 shares, including 5,265,500 shares issuable upon conversion of the Company's 3½% Convertible Subordinated Notes due 2011 ("3½% Subordinated Notes") and 3,409,548 shares issuable upon conversion of the Company's 3½% Convertible Senior Notes due 2011 ("3½% Senior Notes"). Of the shares listed in the table, Baker/Tisch Investments, L.P. held 207,717 shares, including 26,207 shares issuable upon conversion of the Company's 3½% Subordinated Notes and 41,895 shares issuable upon conversion of the Company's 3½% Senior Notes; Baker Bros. Investments, L.P. held 144,314 shares; Baker Bros. Investments II, L.P. held 175,701 shares, including 29,861 shares issuable upon conversion of the Company's 3½% Subordinated Notes and 5,705 shares issuable upon conversion of the Company's 3½% Senior Notes; 667, L.P. held 5,149,611 shares, including 1,341,980 shares issuable upon conversion of the Company's 3½% Subordinated Notes and 320,631 shares issuable upon conversion of the Company's 3½% Senior Notes; Baker Brothers Life Sciences, L.P. held 13,823,852 shares, including 3,789,188 shares issuable upon conversion of the Company's 3½% Subordinated Notes and 2,953,159 shares issuable upon conversion of the Company's 3½% Senior Notes; 14159, L.P. held 347,270 shares, including 78,264 shares issuable upon conversion of the Company's 3½% Subordinated Notes and 88,158 shares issuable upon conversion of the Company's 3½% Senior Notes; and FBB Associates held 33,410 shares. The total shown also includes 137,917 shares subject to options exercisable within 60 days of March 31, 2009 held by Julian C. Baker, for which Julian C. Baker has sole voting and dispositive power. Julian C. Baker and Felix J. Baker may be deemed to own beneficially the shares held by Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., 667, L.P., Baker Brothers Life Sciences, L.P., 14159, L.P. and FBB Associates. The address for Julian C. Baker and Felix J. Baker is 667 Madison Avenue, 17th Floor, New York, New York 10065.

(4) According to an amended Schedule 13G filed February 17, 2009, filed by Wellington Management Company, LLP ("Wellington"), Wellington, in its capacity as investment adviser, may be deemed to beneficially own all shares listed in the table, and has shared dispositive power with respect to 13,462,871 shares and shared voting power over 10,711,782 shares. The address of the principal place of business of Wellington is 75 State Street, Boston, Massachusetts 02109.

(5) According to an amended Schedule 13G filed February 13, 2009, filed by Loomis, Sayles & Co., L.P. ("Loomis") Loomis, in its capacity as investment adviser, may be deemed to beneficially own and has sole dispositive power with respect to all shares listed in the table, and has sole voting power with respect to 7,074,477 shares and shared voting power over 337,835 shares. Based on a Form 13F filed February 13, 2009 by Loomis, all shares listed in the table represent shares issuable upon the conversion of the 3½% Subordinated Notes. The address of the principal place of business of Loomis is One Financial Center, Boston, Massachusetts 02111.

(6) According to a Schedule 13G filed February 5, 2009, filed jointly by Barclays Global Investors, N.A. ("Global Investors"), Barclays Global Fund Advisors ("Global Advisors"), Barclays Global Investors, Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG, Global Investors has sole dispositive power with respect to 2,314,571 shares listed in the table and sole voting power over 2,057,993 shares. Global Advisors has sole dispositive and voting power with respect to 2,890,630 shares listed in the table. The address of the principal place of business of Global Investors and Global Advisors is 400 Howard Street, San Francisco, CA 94105.

(7) Includes 1,484,996 shares subject to options exercisable within 60 days of March 31, 2009.

(8) Includes 479,996 shares subject to options exercisable within 60 days of March 31, 2009.

(9) Includes 616,997 shares subject to options exercisable within 60 days of March 31, 2009.

(10) Includes 464,997 shares subject to options exercisable within 60 days of March 31, 2009.

(11) Includes 534,997 shares subject to options exercisable within 60 days of March 31, 2009.

(12) Includes 147,084 shares subject to options exercisable within 60 days of March 31, 2009.

(13) Represents solely 140,834 shares subject to options exercisable within 60 days of March 31, 2009.

(14) See note (3) above.

(15) Includes 152,084 shares subject to options exercisable within 60 days of March 31, 2009.

(16) Represents solely 66,250 shares subject to options exercisable within 60 days of March 31, 2009.

(17) Includes 230,000 shares subject to options exercisable within 60 days of March 31, 2009.

(18) Includes shares included pursuant to notes (7), (8), (9), (10), (11), (12), (13), (14), (15), (16) and (17) above and 885,409 shares subject to options exercisable within 60 days of March 31, 2009 held by other executive officers of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to identify in this Proxy Statement those persons who failed to timely file these reports. Based solely on our review of the copies of such forms received by us, or written representation from certain reporting persons, we believe that all of the filing requirements for such persons were satisfied for 2008.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

To be considered for inclusion in the Company's proxy statement for the Company's 2010 Annual Meeting of Stockholders, stockholder proposals must be received by the Secretary of the Company no later than December 12, 2009. These proposals also must comply with the proxy proposal submission rules of the Securities and Exchange Commission under Rule 14a-8.

A stockholder proposal not included in the Company's proxy statement for the 2010 Annual Meeting will be ineligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to the Secretary of the Company at the principal executive offices of the Company, provides the information required by the Company's Bylaws, and otherwise complies with the provisions of the Company's Bylaws. To be timely, our Bylaws provide that the Company must have received the stockholder's notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. However, in the event that no annual meeting was held in the preceding year or the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary date of the preceding year's annual meeting of stockholders, notice by the stockholder to be timely must be so received by the Secretary of the Company not later than the close of business on the later of (1) the 90th day prior to the date of the meeting and (2) the 10th day following the earlier to occur of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public announcement of the date of such scheduled annual meeting was first made.

ANNUAL REPORT

The Company will furnish without charge, upon written request of any person who was a stockholder or beneficial owner of Common Stock at the close of business on March 27, 2009, a copy of the Company's Annual Report on Form 10-K, including the financial statements, the financial statement schedules, and all exhibits. The written request should be sent to: Investor Relations Department, Incyte Corporation, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880.

Whether you intend to be present at the Annual Meeting or not, we urge you to vote by telephone, the internet, or by signing and mailing the enclosed proxy promptly.

By Order of the Board of Directors



Paul A. Friedman
President and Chief Executive Officer

April 8, 2009

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